SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of June 2016

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Summary of Principal Decisions of the 658th Meeting of the Board of Directors Held on April 12, 2016
2.	Material Announcement Dated April 12, 2016: Redemption and cancellation of shares of Redentor Energia S.A.
3.	Material Announcement Dated April 13, 2016: Taesa won Brach P at the Transmission auction
4.	Summary of Minutes of the 659th Meeting of the Board of Directors Held on April 19, 2016
5.	Notice to Stockholders Dated April 20, 2016: Minority stockholder nominations for election to the Board of Directors and Audi Board
6.	Summary of Principal Decisions of the 660th Meeting of the Board of Directors Held on April 26, 2016
7.	Summary of Principal Decisions of the 661st Meeting of the Board of Directors Held on April 28, 2016
8.	Minutes of the Ordinary and Extraordinary General Meetings of Stockholders Held, Concurrently, on April 29, 2016
9.	Notice of Stockholders Dated April 29, 2016: 2015: Payment of dividends and Interest on Equity
10.	Notice to Stockholders Dated May 3, 2016: Lower than mandatory dividends for 2015
11.	Market Notice Dated May 12, 2016 : Reply to CVM Inquiry Letter 201/2016-CVM/SEP/GEA-1, of May 11, 2016
12.	Summary of Principal Decisions of the 662nd Meeting of the Board of Directors Held on May 13, 2016
13.	Market Notice Dated May 18, 2016: Cemig GT Subscribes shares in Renova capital increase
14.	Market Notice Dated May 18, 2016: 20-F form not yet filed
15.	Market Notice Dated May 19, 2016: Reply to CVM Inquiry Letter 217/2016-CVM/SEP/GEA-1, of May 18, 2016
16.	Convocation and Proposal of Extraordinary General Meeting of Stockholders to be Held on May 27, 2016
17.	Convocation and Proposal of Extraordinary General Meeting of Stockholders to be Held on May 30, 2016
18.	Convocation and Proposal of Extraordinary General Meeting of Stockholders to be Held on June 14, 2016
19.	Earnings Release 1Q 2016
20.	1Q 2016 Results – Presentation
21.	Market Announcement Dated May 24, 2016: XXI Annual Meeting Cemig-Apimec—Supply and demand Cemig GT and the national grid
22.	Market Announcement Dated May 24, 2016: XXI Annual Meeting Cemig-Apimec—Guidance 2016-2020
23.	Minutes of the Extraordinary General Meeting of Stockholders Held on May 27, 2016
24.	Material Announcement Dated May 27, 2016: Stockholders’ Agreement of Parati S.A.
25.	Summary of Principal Decisions of the 665th Meeting of the Board of Directors Held on May 30, 2016
26.	Minutes of the Extraordinary General Meeting of Stockholders Held on May 30, 2016

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: June 2, 2016	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF PRINCIPAL DECISIONS OF THE 658TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 12, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 12, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 658th meeting, held on April 12, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Grant of annual paid leave to the Chief Executive Officer.

2.	Signature with Ticket Serviços S.A. of amendment to a contract for services of management, implementation, administration and supply of electronic food and meal/snack vouchers.

3.	Increase in the share capital of Redentor, and orientation of vote in an Extraordinary General Meeting of Stockholders of Parati.

4.	The PDVP Programmed Voluntary Retirement Plan for 2016.

5.	Orientation of vote in Extraordinary General Meeting of Stockholders of Taesa / Participation of Taesa in an auction /Constitution of a company.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MATERIAL ANNOUNCEMENT DATED APRIL 12, 2016: REDEMPTION AND CANCELLATION OF SHARES OF REDENTOR ENERGIA S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Redemption and cancellation of shares of Redentor Energia S.A.

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Yesterday (April 11, 2016), Redentor Energia S.A. (‘Redentor’) filed the following Material Announcement:

“ REDENTOR ENERGIA S.A.

UNLISTED CORPORATION

CNPJ 12.126.500/0001-53 – NIRE 31.3.0010645-4

MATERIAL ANNOUNCEMENT

In compliance with CVM Instruction 361/2002 Redentor Energia S.A. (‘Redentor’ or ‘the Company’), an unlisted corporation, hereby informs the public as follows:

In an Extraordinary General Meeting of Stockholders held on April 11, 2016, Redentor approved redemption and cancellation of the 229,962 (two hundred twenty nine thousand nine hundred sixty two) of its common shares remaining in circulation after the Public Offer Auction to acquire common shares in the Company for cancellation of its registry for listing (‘the Delisting Offer’), held on the BM&FBovespa on December 18, 2015, which on today’s date correspond to 0.21% of the Company’s share capital (‘the Remaining Shares’). The shares were purchased under Item 4.5 of the Notice announcing the Delisting Offer (‘the Delisting Offer Announcement’). Redemption of the Remaining Shares took place without reduction of Redentor’s share capital. All the shares redeemed were canceled. The Board also approved the consequent change in the head paragraph of Clause 5 of the Company’s by-laws (in relation only to the number of shares constituting the Company’s share capital), which will now read as follows:

“Clause 5:	The Share Capital is R$ 250,576,343.34 (two hundred fifty million five hundred seventy six thousand three hundred forty three Reais and thirty four centavos), in 108,250,866 (one hundred eight million two hundred fifty thousand eight hundred sixty six) nominal common shares without par value.”

The amount to be paid for the Remaining Shares will be the price paid at the auction for the Delisting Offer, which is R$ 6.47 (six Reais forty seven centavos) (‘the Offer Price’), per share, updated by the accumulated result of application of the Selic rate, pro rata temporis, from the date of settlement of the Delisting Offer, (December 23, 2015), exclusive, up to the date of actual payment of the redemption value amount, inclusive, to take place within fifteen (15) days from the date of approval of the redemption, i.e. by April 26, 2016, as per Item 4.7 the Delisting Offer Announcement (published on November 18, 2015), and in accordance with Article 4, §5, of Law 6404/1976.

The redemption amount will be deposited by April 26, 2016 in a current account held by the stockholder in accordance with the data in the stockholder’s registration details held by Banco Itaú Unibanco S.A., the institution responsible for stockholder services for the Company’s book-entry shares.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

For stockholders whose details are not duly updated the redemption amount will be deposited and will be available at Banco Itaú Unibanco S.A. as from April 26, 2016. To receive the payment for the redeemed shares these stockholders should visit any branch of Banco Itaú Unibanco S.A., with the following documents:

(I) Individuals:	Authenticated copy of federal tax ID card (CPF), identity card and proof of residence. Representatives of estates, minors, or persons deemed incapable, or interested parties represented by a person holding a power of attorney, should present the documentation which grants the power of representation, with authenticated signature, and authenticated copies of the representative’s CPF and identity card.

(II) Legal entities:	Authenticated copy of the current by-laws or articles of association, corporate taxpayer registration card (CNPJ), corporate documentation granting powers of representation, and authenticated copy of the CPF, identity card and proof of residence of the individual person representing the legal entity.

After Banco Itaú Unibanco S.A. has received and accepted these documents it will process the payment of the redemption amount.

For any questions about the procedure for receiving amounts related to the redemption, stockholders may contact the specialized branches of Banco Itaú Unibanco S.A., at the following addresses:

BRASÍLIA	SCS Quadra 3 – Edifício D’Angela, 30 – Bloco A, Sobreloja Centro, Brasília, Federal District
BELO HORIZONTE	Avenida João Pinheiro 195 – Subsolo Centro, Belo Horizonte, Minas Gerais
CURITIBA	Rua João Negrão, 65 – Sobreloja Centro, Curitiba, Paraná
PORTO ALEGRE	Rua Sete de Setembro 1069 – 3º andar Centro, Porto Alegre, Rio Grande do Sul
RIO DE JANEIRO	Avenida Almirante Barroso 52 – 2º andar Centro, Rio de Janeiro, RJ
SÃO PAULO	Rua Boa Vista 176 – 1º Subsolo Centro, São Paulo, SP
SALVADOR	Av. Estados Unidos 50 – 2º andar (Edifício Sesquicentenário), Comércio, Salvador, Bahia

Stockholders in other cities or locations not served by the above branches specializing in shares can contact Banco Itaú Unibanco S.A. for information on how to receive the amount corresponding to their shares by telephone on the following numbers:

From state capitals and metropolitan regions of major cities:	(11) 3003-9285
From other locations:	0800-720-9285

Belo Horizonte, April 11, 2016.

Guilherme Rodrigues de Paula Chiari

Chief Financial and Investor Relations Officer”

Belo Horizonte, April 12, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MATERIAL ANNOUNCEMENT DATED APRIL 13, 2016: TAESA WON BRACH P AT THE TRANSMISSION AUCTION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa won Brach P at the Transmission auction

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

On April 13, 2016, Transmissora Aliança de Energia Elétrica S.A. (“Company”, “Taesa”) filed the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (“Company”, “Taesa”) in compliance with Article 157, paragraph 4, of Law 6404/76 and CVM Rule 358/02, hereby announces its shareholders, the market in general and other interested parties that, on this date, the Company was the winning bidder of Branch P in Auction 013/2015 of Public Power Transmission Lines auction promoted today by the Brazilian Electricity Regulatory Agency (“ANEEL”).

Branch P comprises 90 km of transmission lines and 2 substations in Tocantins State. ANEEL will grant Taesa the right to explore for the concessions 30 years.

Taesa did not offer a discount for Lot P Initial Annual Allowed Revenue (“RAP”) defined by ANEEL at the auction edital, granting an initial revenue of R$ 56.0 million.

For further information, please contact the Company’s Investor Relations Department.

Rio de Janeiro April 13, 2016,

João Procópio Campos Loures Vale

Chief Financial and Investor Relations Officer

TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A.”

Belo Horizonte, April 13, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF MINUTES OF THE 659TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 19, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

659TH MEETING

Date, time and place:	April 19, 2016 at 9 a.m. at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board re-ratified Board Spending Decision (CRCA) 011/2016, in relation to authorization for provision of an irrevocable surety guarantee for the Second Amendment Rectifying and Ratifying the Commercial Credit Notes issued by Cemig Distribuição S.A. in favor of Banco do Brasil S.A., numbers 20/04620-0 (now 16-38116-5) and 20/04619-7 (now 16-38115-7), to change the amortizations of the principal, from two annual installments to four half-yearly installments, becoming due on October 24, 2016, April 24, 2017, October 24, 2017 and April 24, 2018, the other provisions of that CRCA remaining unchanged.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:	José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Marina Rosenthal Rocha,

Tarcísio Augusto Carneiro,

Antônio Dirceu Araujo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Ricardo Wagner Righi de Toledo,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. NOTICE TO STOCKHOLDERS DATED APRIL 20, 2016: MINORITY STOCKHOLDER NOMINATIONS FOR ELECTION TO THE BOARD OF DIRECTORS AND AUDI BOARD

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Minority stockholder nominations for election to the

Board of Directors and Audit Board

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 481/09 and CVM OFFICIAL CIRCULAR SEP/Nº02/2016, hereby announces to the Brazilian Securities Commission (CVM), the São Paulo stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general:

The names and details of nominations for election to the Board of Directors and the Audit Board of Cemig presented by the minority stockholder FIA DINÂMICA ENERGIA S.A. to be proposed at the Ordinary Annual and Extraordinary General Meetings of Stockholders to be held on April 29, 2016.

Candidate nominated for election to the Board of Directors

12.5 Information and professional experience:

Name	Date of birth	Age	Profession
José Pais Rangel	September 9, 1940	75	Lawyer
CPF or Passport number	Elective position	Date of election	Date of swearing-in
239.775.667-68	Board of Directors	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
To August 2018	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		1

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Professional experience

José Pais Rangel, Brazilian, is a lawyer with a significant career in listed companies.

He has held the following responsibilities in the Brazilian Central Bank:

•       Inspector of Capital Markets, Supervisor of Inspection of Capital Markets, Regional Head of Inspection of the Capital Markets, Head of the Department of Public Debt, Manager of Market Operations;

Project Coordinator and implementation executive of the Selic System in the Brazilian Financial Market;

Founder and Member of Governing Council of Centrus (Brazilian Central Bank Pension Plan); and Coordinator of the Program for Privatization of companies controlled by the Brazilian Central Bank.

•       CEO of the Board of Directors of Cia. América Fabril;

He has served as:

•       Member of the Board of Directors of Cia. Fábrica de Tecidos Dona Isabel;

•       Advisor to the Office of the President of the Republic (Seplan) / Special Privatization Committee;

•       CEO of Cia. Nacional de Tecidos Nova América; and

•       Liquidator of the state companies: DIGIBRÁS (Empresa Digital Brasileira S.A.);

DIGIDATA (Eletrônica S.A.); and PROEL (Processos Eletrônicos Ltda.).

He currently serves the following listed companies, as:

Deputy CEO of Banco Clássico S.A.,

Member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro – CEG,

Member of the Board of Directors of Tractebel Energia S.A.,

Member of the Board of Directors of Kepler Weber S.A., and

Member of the Board of Directors of Cia. Companhia Energética de Minas Gerais – Cemig.

He is an Investment Fund Manager with CVM Accreditation.

Statement of any criminal convictions

José Pais Rangel has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
José Pais Rangel	100%

12.7 Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company.

There is no family relationship between the persons nominated for membership of the Audit Board.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a. Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

 LOGO

Candidate nominated for election to the Board of Directors

12.5 Information and professional experience:

Name	Date of birth	Age	Profession
José João Abdalla Filho	May 30, 1945	70	Banker
CPF or Passport number	Elective position	Date of election	Date of swearing-in
245.730.788-00	Substitute Member of the Board of Directors	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
To August 2018	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		1
Professional experience

José João Abdalla Filho is Chief Executive Officer of Banco Clássico S.A.;

substitute member of the Board of Directors of Companhia Distribuidora de Gás do Rio de Janeiro – CEG;

And a substitute member of the Board of Directors of Tractebel Energia S.A.;

He was Mayor of Juiz de Fora from January 2008 to December 2011.

He has served as Chief Executive Officer of Dinâmica Energia S.A., and

Chief Executive Officer of Social S.A. Mineração e Intercâmbio Comercial e Industrial.

Additionally since 2014 he has been a substitute member of the Board of Directors of Cemig Distribuição S.A. and of Cemig Geração e Transmissão S.A., companies of the Cemig economic group, since 2014.

Statement of any criminal convictions

José João Abdalla Filho has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
José João Abdalla Filho	7%

12.7 Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company.

There is no family relationship between the persons nominated for membership of the Audit Board.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of the companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company

a. Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate nominated for election to the Board of Directors

12.5 Information and professional experience:

Name	Date of birth	Age	Profession
Marcelo Gasparino da Silva	February 13, 1971	45	Counsel
CPF or Passport number	Elective position	Date of election	Date of swearing-in
807.383.469-34	Board of Directors	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
To August 2018	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		Not applicable
Professional experience

MARCELO GASPARINO DA SILVA is a lawyer specializing in corporate tax law.

He has a degree from ESAG, and MBA in Controllership, Auditing and Finance.

He is Chair of the Consultative Committee of the Gasparino, Sachet, Roman, Barros & Marchiori law office, where he worked as a lawyer until 2006.

He began his executive career as Legal and Institutional Director of Celesc.

He took part in the Executive program on Mergers and acquisitions of the London Business School, and specialized courses in finance and strategy at the Institute of Directors, London.

He is the Coordinator of the Santa Catarina Chapter, Holder of Board Member Certification from, and a member of the Council of, the IBCG (Brazilian Corporate Governance Institute).

He is Chair of the Board of Directors of Usiminas; and is a member of the Board of Directors of Bradespar and Eternit.

He has served as a Member of the Boards of Directors of:

Eletrobras, Celesc, AES Eletropaulo, Tecnisa and SC Gás.

He has served on the Audit Boards of:

Bradespar, AES Eletropaulo, AES Tietê and Renuka do Brasil.

He serves as Coordinator of the Legal and Compliance Committee of Eternit.

He is the spokesperson of the GGC (Grupo de Governança Corporativa – Corporate Governance Group).

Statement of any criminal convictions

Marcelo Gasparino da Silva has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
Marcelo Gasparino da Silva	Not applicable

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7 Information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company

There is no family relationship between the persons nominated for membership of the Board of Directors.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a. Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions and Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate nominated for election to the Board of Directors

12.5 Information and professional experience:

Name	Date of birth	Age	Profession
Daniel Alves Ferreira	July 6, 1972	43	Lawyer
CPF or Passport number	Elective position	Date of election	Date of swearing-in
205.862.458-04	Substitute Member of the Board of Directors	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
To August 2018	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		Not applicable
Professional experience

DANIEL ALVES FERREIRA is a lawyer responsible for Mass Litigation, and Capital markets, at the MPMAE law office, working in law on Consumer relations, Civil Law and Corporate Law.

He took part in the Civil Procedure Law Conferences of the Bar Institute of São Paulo on: Aspects of the Reform of the Code of Civil Procedure; Stable Union; and Alterations to the Code of Civil Procedure.

Statement of any criminal convictions

DANIEL ALVES FERREIRA has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
Daniel Alves Ferreira	Not applicable

12.7 Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company.

There is no family relationship between the persons nominated for membership of the Audit Board.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Board of Directors and the managers and/or members of the Boards of Directors of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company

a. Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Board of Directors (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate Nominated for election to the Audit Board

12.5 Information and professional experience:

Name	Date of birth	Age	Profession
Manuel Jeremias Leite Caldas	January 8, 1956	60	Engineer
CPF or Passport number	Elective position	Date of election	Date of swearing-in
535.866.207-30	Audit Board	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
TO AUGUST 2017	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		Not applicable
Professional experience

Manuel Jeremias Leite Caldas is an Economist and Electrical Engineer, and Financial Advisor to Alto Capital Gestora de Recursos.

He has served as Chief Economist of Banco Pebb S.A., and Senior Analyst at Banco Bozano Simonsen S.A.

He is a Member of the Board of Directors of AES Eletropaulo.

He serves on the Audit Boards of Eletrobras and Contax.

He has served as a Member of the Board of Directors of Forjas Taurus.

He has served on the Audit Boards of Oi and Cesp.

Statement of any criminal convictions

Manuel Jeremias Leite Caldas has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
Manuel Jeremias Leite Caldas	Not applicable

12.7 Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company.

There is no family relationship between the persons nominated for membership of the Audit Board.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company

a. Any company directly or indirectly controlled by the Company:

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or of its controlling stockholder(s), or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate Nominated for election to the Audit Board

12.5 Information and professional experience:

Name	Date of birth	Age	Profession
Aloísio Macário Ferreira de Souza	April 10, 1960	56	Accountant
CPF or Passport number	Elective position	Date of election	Date of swearing-in
540.678.557-53	Audit Board	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
TO AUGUST 2017	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		Not applicable
Professional experience

Aloísio Macário Ferreira de Souza is an accountant, and has certification as an Audit Board Member and as a Member of Board of Directors from the Brazilian Corporate Governance institute (IBGC) and is Coordinator of the Rio de Janeiro chapter of that entity.

He has served as Vice-president for Human Resources of Usiminas, and, previously, as Executive Manager of the Banco do Brasil pension fund, Previ.

He is currently a member of the Audit Board of Guarani S.A.

He has served as a Member of the Board of Directors of Usiminas and of CPFL Energia; and as a member of the Audit Board of AmBev and of Celesc.

He is a member of GGC (Grupo de Governança Corporativa – Corporate Governance Group).

Statement of any criminal convictions

Aloísio Macário Ferreira de Souza has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
Aloísio Macário Ferreira de Souza	Not applicable

12.7 Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company.

There is no family relationship between the persons nominated for membership of the Audit Board.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a. Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate Nominated for election to the Audit Board

12.5	Information and professional experience:

Name	Date of birth	Age	Profession
Paulo Roberto Evangelista de Lima	February 26, 1957	59	Administration
CPF or Passport number	Elective position	Date of election	Date of swearing-in
117.512.661-68	Member of the Audit Board (Substitute member)	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
TO AUGUST 2017	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		Not applicable
Professional experience

Paulo Roberto Evangelista de Lima is a Company Manager, with MBA degree, and Training for Senior Executives of Banco do Brasil from the Dom Cabral Foundation.

He also has a post-graduate degree in financial management from Ibmec, with specialization in Business Management from Dom Cabral Foundation, and the São Paulo University Corporate Governance course.

He has served as Member of the Board of Directors of Celesc S.A.,

Member of the Audit Board of the Banco do Brasil pension fund, Previ,

Tax advisor to Cassi, the Assistance Fund of Banco do Brasil,

Member of the Board of Directors of Cadan,

Member of the Board of Directors of Distribuidor de Produtos de Petróleo Ipiranga S.A.,

Member of the Clients’ Council of TAM,

Member, representing Banco do Brasil, of the Operational Risk Committee of CIP Interbank Clearing House,

Member of the Inspection Committee of the Credit Guarantee Fund (FGC),

Member of the Brazilian Companies Risk Committee of Febraban (the Brazilian Banks Federation), and

Member of the Compliance Committee of Febraban.

He holds the Audit Board Members’ Certificate from the Brazilian Corporate Governance institute (IBGC).

Statement of any criminal convictions

Paulo Roberto Evangelista de Lima, has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
Paulo Roberto Evangelista de Lima	Not applicable

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.7 Information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company.

There is no family relationship between the persons nominated for membership of the Audit Board.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of the companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a. Any company directly or indirectly controlled by the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Candidate Nominated for election to the Audit Board

12.5 Information and professional experience:

Name	Date of birth	Age	Profession
Ronaldo Dias	December 9, 1946	69	Accountant
CPF or Passport number	Elective position	Date of election	Date of swearing-in
221.285.307-68	Member of the Audit Board (Substitute member)	April 29, 2016	April 29, 2016
Period of office	Other positions or functions held or exercised in the Company	Whether was elected by the controlling stockholder or not
TO AUGUST 2017	Not applicable	No
Independent member?		Number of consecutive periods of office
Yes		1
Professional experience

Ronaldo Dias, an Accountant, served as Ombudsman of Banco Clássico S.A., in the period 2017–2013.

He is Internal Auditor and Administrative Manager of Fundo Dinâmica Energia do Banco Clássico S.A.

He served as substitute member of the Audit Board of CEG, until April 2016.

Statement of any criminal convictions

Ronaldo Dias has no criminal conviction, no adverse judgment in any administrative proceeding of the CVM, nor any conviction in any judgment against which there is no further appeal, in the judicial or administrative sphere, which has suspended or disqualified him from carrying out any professional or commercial activity.

12.6 Number of attendances at meetings of the Board in the last business year, expressed as a percentage of the total number held by that Board since taking office:

Board member	% attendance of meetings
Ronaldo Dias	62%

12.7 Please supply the information mentioned in item 12.5 in relation to the members of the committees formed under the by-laws, and also the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the by-laws.

The Company does not have audit, risk, financial or remuneration committees created under the by-laws or otherwise.

12.8 Information on activity as a member of the committees created under the by-laws, and/or of the audit, risk, finance or remuneration committee/s:

Not applicable, since the company does not have a committee set up.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.9. Information on the existence of conjugal relationship, stable union or family relationship up to the third level of proximity, between:

a. Managers of the company.

There is no family relationship between the persons nominated for membership of the Audit Board.

b. (i) Managers of the Company and (ii) managers of direct or indirect subsidiaries of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

c. (i) Managers of the Company or of its direct or indirect subsidiaries and (ii) direct or indirect controlling stockholders of the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the controlling stockholders of the Company.

d. (i) Managers of the Company and (ii) managers of companies directly or indirectly controlled by the Company

There is no family relationship between the persons nominated for membership of the Audit Board and the managers and/or members of the Audit Boards of companies directly or indirectly controlled by the Company.

12.10. Information on relationships of subordination, provision of service or control existing in the last three business years between managers of the Company and

a. Any company directly or indirectly controlled by the Company:

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

b. Any party that is direct or indirect holder of control of the Company

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and the controlling stockholders of the Company.

c. If material, any supplier, client, debtor or creditor of the Company, or of any of its subsidiaries, or parent companies, or subsidiaries of any of these

Not applicable, since there are no relationships of subordination, of provision of services or of control between the person nominated for the Audit Board (other than those relating to the exercise of the duties of his respective positions in the Company), the Company and/or any of its subsidiary companies or controlling stockholders.

Belo Horizonte, April 20, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. SUMMARY OF PRINCIPAL DECISIONS OF THE 660TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 26, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 26, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 660th meeting, held on April 26, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Possibility of exercise of the put option in shares of Parati S.A. – Participações em Ativos de Energia Elétrica.

2.	Convocation of Extraordinary General Meeting of Stockholders to be held on May 27, 2016, at 10 a.m., to deal with matters related to the put option in shares of Parati.

3.	Amendment to the Stockholders’ Agreement of Parati.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF PRINCIPAL DECISIONS OF THE 661ST MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 28, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of April 28, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 661st meeting, held on April 28, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Budget for 2016.

2.	Exceeding of limits of financial covenants in the Company’s by-laws.

3.	Signature of Working Agreement for sharing of administrative infrastructure and human resources.

4.	Split of Parati S.A. and absorption of its assets and liabilities by Rio Minas Energia S.A. (RME) and Luce Empreendimentos e Participações S.A. (Lepsa).

Change of the date of exercise of the Put Option.

5.	Convocation of an Extraordinary General Meeting of Stockholders, to be held on May 30, 2016 at 10 a.m., to deal with the following matters:

a)	Split of Parati S.A. and absorption of its assets and liabilities by RME and Lepsa; Change of the date of exercise of the Put Option.

b)	Exceeding of limits of financial covenants in the Company’s by-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS HELD, CONCURRENTLY, ON APRIL 29, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD, CONCURRENTLY, ON APRIL 29, 2016

At 11 a.m. on the twenty ninth day of April of the year two thousand and sixteen, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Ordinary and Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by:

•	Mr. Rodrigo Peres de Lima Netto, Procurator of the State of Minas Gerais, for the Department of the Advocate-General of the State of Minas Gerais, as per the current legislation.

Also present were:

•	The member of the Audit Board Mr. Alexandre Pedercini Issa;

•	Deloitte Touche Tohmatsu Auditores Independentes, represented by Mr. Marcelo Salvador, CRC-1MG 089.422/O-0, and Mr. Leonardo Júnio Vilaça, CRC MG-078933/O; and

•	the Company’s Chief Trading Officer, Mr. Evandro Leite Vasconcelos.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Ordinary and an Extraordinary General Meeting of Stockholders. She further stated that under Clause 10 of the Company’s by-laws, the stockholders present should choose the Chair of this Meeting.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder José Pais Rangel to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on March 30 and 31 and April 1 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 48, 120 and 59, respectively, and O Tempo, on pages 25, 41 and 25, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to Ordinary and Extraordinary General Meetings of Stockholders, to be held concurrently, on April 29, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

2	Allocation of the Net profit for the business year 2015, in the amount of R$ 2,491,375,000, and of the balance of Retained earnings in the amount of R$ 59,536,000.

3	Decision on the form and date of payment of the minimum obligatory dividend, in the amount of R$ 633,968,000.

4	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office, and setting of their remuneration.

5	Election of the sitting and substitute members of the Board of Directors, due to the completion of the current period of office.

6	Setting of the remuneration of the Company’s senior management.

7	Orientation of vote by the representative(s) of the Company in the Ordinary Annual General Meeting of Stockholders of Cemig Distribuição S.A., to be held by April 29, 2016, as to the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 370,209,000.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 92,552,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to the completion of the current period of office.

8	Orientation of vote by the representative(s) of the Company in the Ordinary Annual General Meeting of Stockholders of Cemig Geração e Transmissão S.A., to be held by April 29, 2016, as to the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 2,337,663,000, and of the balance of Retained earnings in the amount of R$ 47,761,000.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 635,407,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to the completion of the current period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 27, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, March 28, 2015.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

In accordance with Item 1 of the Agenda the Chair then placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2015, and the respective complementary documents, explaining that they have been widely disclosed in the press, since they were placed at the disposal of stockholders by a notice published on March 30 and 31 and April 1 of this year in the newspapers Minas Gerais, the official journal of the Powers of the State, on pages 48, 121 and 59, respectively, and O Tempo, on pages 41, 41 and 25, respectively, and published again in the same newspapers on April 20 of this year – in Minas Gerais on pages 94 and 127, and O Tempo on pages 02 and 34 in the Financial Results (‘Balanço’) section.

The Chair put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2015, and the respective complementary documents, and they were approved by majority, as follows; 394,448,515 votes in favor, and 2,125,340 votes against.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with items 2, 3, 7 and 8 of the convocation, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY APRIL 29, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

Article 192 of Law 6404 of December 15, 1976, as amended, and Clauses 27 to 31 of the by-laws, govern the holding of an annual meeting;

a)	the Financial Statements for 2015 present net profit of R$ 2,491,375,000, and a balance of Retained earnings of R$ 59,536,000 arising from realization of the Stockholders’ Equity Valuation Reserve;

b)	it is the duty of the Board of Directors to make a proposal to the Annual General Meeting for allocation of the Company’s net profit;

c)	Paragraph 4 of Article 202 of Law 6404/1976 specifies, in relation to the dividend specified in the by-laws, that it “shall not be obligatory in a business year in which the Company’s management bodies inform the Annual Ordinary General Meeting of Stockholders that it would be incompatible with the company’s financial situation”.

d)	Paragraph 5 of Article 202 of Law 6404/1976 specifies that “profits that are, under Paragraph 4 of this Article, not distributed, shall be held and reported in a special reserve and, if not absorbed by losses in subsequent business years, must be paid as a dividend as soon as the company’s financial situation permits”;

e)	the forecasts of cash flow for 2016 indicate limitation of the Company’s funds in terms of payment in 2016 of the minimum obligatory dividends for 2015 specified in the by-laws;

f)	Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. are wholly-owned subsidiaries of Cemig and will hold Ordinary Annual General Meetings of Stockholders by April 29, 2016; and

g)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause 21 – .

§4	The following matters shall require a decision by the Executive Board:

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– now proposes to you as follows:

I)	– that the Net profit for the business year 2015, of R$ 2,491,375,000, and the balance of Retained earnings, of R$ 59,536,000, should be allocated as follows:

a)	R$ 633,968,000 as minimum obligatory dividend, to be paid to the Company’s stockholders, as follows:

1)	R$ 200,000,000 in the form of Interest on Equity,

as per CRCA-088/2015, of December 17, 2015, and CRD-432/2015, of January 4, 2016,

to be paid in two equal installments, by June 30 and December 30, 2016

–	the Executive Board to obey these dates and decide places and processes of payment and to allocate the amount of the Interest on Equity against the minimum obligatory dividend,

to stockholders whose names were on the Company’s Nominal Share Registry on December 30, 2015. The shares began to trade ‘ex–’ these rights on January 4, 2016.

2)	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders of record on the date on which the Ordinary General Meeting is held.

b)	R$ 633,967,000 to be held in Stockholders’ equity in the Reserve for obligatory dividend not distributed, to be paid as and when the Company’s financial situation permits.

c)	R$ 1,262,280,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned consolidated investments in 2016 in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentives gained in 2015 as a result of investment in the region of Sudene.

–	the payments of the dividends to be made by December 30, 2016, in accordance with the availability of cash and at the decision of the Executive Board.

Appendix I summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws.

Appendix 2 presents the Company’s Capital Budget for the business year 2016.

II)	– that the representative(s) of the Company in the Annual General Meetings of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., both to be held by April 29, 2016, should be oriented to vote in favor of the matters on the Agenda, namely:

Cemig D:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 370,209,000.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 92,552,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to completion of the period of office.

Cemig GT:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 2,337,663,000, and of the balance of Retained earnings in the amount of R$ 47,761,000.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 635,407,000.

d)	Election of the sitting and substitute members of the Audit Board, as a result of completion of the period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to the completion of the period of office.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, March 28, 2015.

José Afonso Bicalho Beltrão da Silva

Mauro Borges Lemos

Allan Kardec de Melo Ferreira

Arcângelo Eustáquio Torres Queiroz

Eduardo Borges de Andrade

Guy Maria Villela Paschoal

Helvécio Miranda Magalhães Junior

José Henrique Maia

José Pais Rangel Marco Antônio de Rezende Teixeira Nelson José Hubner Moreira Paulo Roberto Reckziegel Guedes Ricardo Coutinho de Sena Saulo Alves Pereira Junior Ricardo Wagner Righi de Toledo

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX 1

TO THE

PROPOSAL FOR ALLOCATION OF THE NET PROFIT FOR 2015

MADE BY

THE BOARD OF DIRECTORS

TO THE ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 29, 2016

CALCULATION OF DIVIDENDS PROPOSED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Dec. 31, 2015 R$ ’000
Calculation of the Minimum Dividends required by the Bylaws for the preferred shares
Nominal value of the preferred shares	4,190,385
Percentage applied to the nominal value of the preferred shares	10.00%

Amount of the dividends by the First payment criterion	419,039

Stockholders’ equity	12,995,135
Preferred shares as a percentage of Stockholders’ equity (net of shares held in Treasury)	66.58%

Portion of Stockholders’ equity represented by the preferred shares	8,652,161
Percentage applied to the portion of Stockholders’ equity represented by the preferred shares	3.00%

Amount of the dividends by the Second payment criterion	259,565

Minimum Dividends required by the by-laws for the preferred shares	419,039

Obligatory Dividend
Net profit for the year	2,491,375
Ordinary dividends – 50% of net profit	1,245,688
Income tax withheld at source on Interest on Equity	22,247

1,267,935
Dividends proposed
Interest on Equity	200,000
Dividends	433,968

633,968
Dividend per share – R$
Minimum Dividends required by the by-laws for the preferred shares	0.50
Obligatory Dividend	1.01
Dividends proposed	0.50

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX 2

CAPITAL BUDGET:

PROPOSAL BY MANAGEMENT TO THE

ORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD BY APRIL 29, 2016

In accordance with Clause 196 of the Corporate Law and Article 25, § 1, Sub-item IV of CVM Instruction 480, we present for analysis and subsequent approval of submission to the Ordinary General Meeting of Stockholders to be held by April 29, 2016, the proposed consolidated Capital Budget for the 2016 business year, in thousands of Reais.

Investments planned for 2016
The Distribution Development Plan (PDD)	1,023,772
Electricity generation system	66,441
Electricity transmission system	45,505
Injection of capital into subsidiaries and affiliates	1,287,172
Concession Grant Payment – Lot D	1,440,629
Infrastructure and other	147,169

4,010,688

“OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in the performance of their duties under the law and under the by-laws, have examined the Proposal by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held by April 29, 2016, in relation to the allocation of the net profit for 2015, in the amount of R$ 2,491,375,000 and of the balance of Retained earnings, of R$ 59,536,000 arising from realization of the Stockholders’ Equity Valuation Adjustments Reserve, as follows:

a)	R$ 633,968,000 as minimum obligatory dividend, to be paid to the Company’s stockholders, as follows:

1	R$ 200,000,000 in the form of Interest on Equity, under Board Spending Decisions CRCA 088/2014 of December 17, 2015, and CRD 432/2015, of January 4, 2016, to be paid in two equal installments, by June 30 and December 30, 2016, the Executive Board to obey these dates and to decide the places and processes of payment and to allocate the amount of the Interest on Equity against the minimum obligatory dividend, to stockholders whose names were on the Company’s Nominal Share Registry on December 30, 2015. The shares began to trade ‘ex–’ these rights on January 4, 2016.

2	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders of record on the date on which the Ordinary General Meeting is held.

b)	R$ 633,967,000 to be held in Stockholders’ equity in the Reserve for obligatory dividend not distributed, to be paid as and when the Company’s financial situation permits.

c)	R$ 1,262,280,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned consolidated investments in 2016 in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentives gained in 2015 as a result of investments in the region of Sudene –

– the payments of the dividends to be made by December 30, 2016, in accordance with the availability of cash and at the decision of the Executive Board.

After carefully analyzing the said proposals and further taking into account that the applicable rules governing the matters have been complied with, it is the opinion of the members of the Audit Board that they should be approved by the said General Meetings of Stockholders.

Belo Horizonte, March 28, 2016.

Signed:

Charles Carvalho Guedes, Márcio Almeida do Amaral, Edson Moura Soares,

Ronaldo Dias, Bruno Gonçalves Siqueira.”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Chair then informed the meeting that in March 2016, at the meeting of the Board of Directors which decided on the financial statements of Cemig Geração e Transmissão (‘Cemig GT’), a proposal for allocation of net profit was also approved, which has been submitted to the General Meeting of Stockholders of that company. However, due to the revision of the cash flow of Cemig GT and Cemig for 2016, the Financial department had suggested an increase of R$ 350,000 in the dividends to be paid by Cemig GT, for the profit of the 2016 business year. Thus it was necessary to alter, during these General Meetings of Stockholders, the proposal submitted to stockholders, changing the amount of dividends to be paid by Cemig GT from R$ 635,407,000 to R$ 985,407,000.

The Chair then placed in debate the Proposal by the Board of Directors in relation to items 2, 3, 7 and 8 of the Agenda, with that alteration. It was, subsequently, put to a vote and approved by a majority of votes: 1,367,079,821 votes in favor, 217,378,626 abstentions and 2,108,005 votes against.

The representative of the stockholder BNDES Participações S.A. (BNDESPar) requested that it be stated in the minutes that its abstention was due solely to the alteration of the dividends to be paid by Cemig GT.

Continuing with the Agenda, the Chair informed the meeting that the period of office of the members of the Audit Board ended with this present meeting, and that a new election should thus be held for that Board, with a period of office of (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2017.

The Chair said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares. The Chair thus placed the election of the sitting and substitute members of the Audit Board in debate.

Asking for the floor, as a holder of preferred shares, the stockholder José Pais Rangel, for himself and for FIA Dinâmica Energia, proposed the following appointments to the Audit Board:

– as sitting member:

Manuel Jeremias Leite Caldas	– Brazilian, married, engineer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Lúcio
Costa 6700/1103, Barra da Tijuca, CEP 22795-900, bearer of identity card 284123 issued by the
Air Ministry, and CPF 535866207-30;

- and as his substitute member:

Ronaldo Dias	- Brazilian, married, accountant, domiciled in Rio de Janeiro, RJ, at Rua Maxwell 452/704, Vila
Isabel, CEP 20541-100, bearer of Identity Card 2201087-0 issued by the Rio de Janeiro State
Department of Traffic (Detran), and CPF 221285307-68

The Chair then placed these nominations in debate, and, subsequently, put them to a vote – separately, i.e. with only holders of preferred shares participating – and they were approved by a majority of votes: 190,958,441 in favor, 28,042,571 abstaining and 16,633,164 against.

Asking for the floor, the representative of the stockholder AGC Energia S.A., for the minority of common stockholders with the right to vote, proposed the following appointments to the Audit Board:

– as sitting member:

Newton Brandão Ferraz Ramos	– Brazilian, married, accountant, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno
8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG-4019574, issued by the Civil
Police of Minas Gerais State, and CPF 813975696-20;

– and as his substitute member:

Rodrigo de Mesquita Pereira	– Brazilian, married, lawyer, domiciled in São Paulo, São Paulo State at Rua Marquês de
Paranaguá 348/10th floor, Consolação, CEP 01303-905, bearer of Identity Card 8364447-7 issued by the São Paulo State Public Safety Department, and CPF 091622518-64.

These nominations were placed in debate and subsequently put to the vote—in a separate vote, and they were approved by a majority of votes: 342,993,338 in favor, 59,146,793 abstaining and 51,496 against.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

– as sitting members:

Charles Carvalho Guedes	– Brazilian, married, holder of a degree in data processing, domiciled in Brasília, Federal District, at SHIN QI 13, Conjunto 3, Casa 13, Lago Norte, CEP 71535-030, bearer of Identity Card
1122271, issued by the Public Safety Department of the Federal District, and of CPF 539600681-
15;
Edson Moura Soares	– Brazilian, divorced, philosopher and theologian, domiciled in Minduri, Minas Gerais, at Rua
Homero Penha de Andrade 104, Centro, CEP 37447-000, bearer of Identity Card M7905264, issued by the Public Safety Department of Minas Gerais State, and CPF 992255496-87; and
Rafael Amorim de Amorim	– Brazilian, single, lawyer and company manager, domiciled in Belo Horizonte, Minas Gerais, at
Rua Henrique Cabral 100/202, São Luís, CEP 31270-760, bearer of Identity card 9082071326 issued by the State Justice and Safety Department of Rio Grande do Sul, and CPF 975262740-49;

– and as substitute members:

Bruno Cirilo Mendonça de Campos	– Brazilian, married, economist, domiciled in Brasília, Federal District, at SQN 312, Bloco J, Apto.
409, Asa Norte, CEP 70765-100, bearer of Identity Card 2225323, issued by the Public Safety
Department of the Federal District, and CPF 968509901-44;
Marcos Túlio de Melo	– Brazilian, in stable union, engineer, domiciled in Belo Horizonte, Minas Gerais at Rua Joaquim da Silva Barbosa 100, Penha, CEP 31920-230, bearer of Identity Card 140262310-0, issued by the
Federal Engineering and Agronomy Council (Confea), and CPF 130866186-04; e,
Aliomar Silva Lima	– Brazilian, divorced, economist, domiciled in Belo Horizonte, Minas Gerais at Rua Aimorés
2441/902, Lourdes, CEP 30140-072, bearer of Identity Card MG-449262, issued by the Public
Safety Department of Minas Gerais State, and CPF 131654456-72.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved by a majority of votes: 342,993,338 in favor, 59,146,793 abstentions and 51,496 against.

The Members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Continuing with the Agenda, the Chairman reported that the period of office of the present members of the Board of Directors ended with is meeting: hence a new election to that Board should thus be held, with a period of office of 2 (two) years, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2018, in accordance with the head paragraph of Clause 12 of the by-laws. Continuing, the Chairman stated that adoption of the Multiple Vote had been requested by the stockholders AGC Energia S.A. and FIA Dinâmica Energia, as per letters in the Company’s possession, and that 28,579,207 shares would be necessary for the election of each member of the Board of Directors.

Finally, the Chair pointed out that it would be necessary first, in view of Clause 12 of the by-laws, to proceed to election of a sitting member and his respective substitute member put forward, first, by representatives of the holders of the preferred shares, and then by representatives of the minority holders of voting shares, and, then, to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, as holder of preferred shares, the stockholder José Pais Rangel nominated the following persons to be members of the Board of Directors:

– as sitting member:

Marcelo Gasparino da Silva	– Brazilian, married, lawyer, domiciled in Florianópolis, Santa Catarina State, at Rua Esteves
Júnior 605/1411, Centro, CEP 88015-130, bearer of Identity Card 2302967, issued by the Santa
Catarina State Public Safety Department, and CPF 807383469-34;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– and as his substitute member:

Aloísio Macário Ferreira de Souza

– Brazilian, married, accountant, domiciled in Rio de Janeiro, Rio de Janeiro State, at Rua Homem
de Melo 315/101, Tijuca, CEP 20510-180, bearer of Identity Card 04565759-0, issued by the Rio de Janeiro State Traffic Department, and CPF 540678557-53.

The above nominations were put to debate, and to the vote, and approved by a majority of votes: 342,287,674 in favor, 83,711,741 abstentions and 20,702,073 against.

The stockholder José Pais Rangel and the representative of Geração Futuro L. Par FIA asked for the floor, for the minority stockholders with voting rights, and nominated the following as members of the Board of Directors:

– as sitting member:

José Pais Rangel

– Brazilian, married, lawyer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente
Vargas 463/13th floor, Centro, CEP 20071-003, bearer of Identity Card No. 22191 issued by the
Brazilian Bar association of Rio de Janeiro (OAB-RJ), and CPF 239775667-68;

– and as his substitute member:

José João Abdalla Filho

– Brazilian, single, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente
Vargas 463/13th Floor, Centro, CEP 20071-003, bearer of Identity Card Nº 1439471, issued by the
São Paulo State Public Safety Department, and CPF 245730788-00.

The above nominations were put to debate, and to the vote, and approved by a majority of votes: 342,993,338 in favor, 59,146,793 abstentions and 51,496 against.

The Chair then further stated that, to complete the Board of Directors, the following stockholders had the rights to put forward numbers of sitting members of the Board of Directors (and related substitute members) in the following calculated proportions: FIA Dinâmica Energia, 1.4 members; AGC Energia S.A., 2.9 members, BNDESPar 1.9 members; and The State of Minas Gerais 7.5 members.

The representative of the stockholder BNDESPar asked for the floor and nominated for election to the Board of Directors:

Victor Guilherme Tito

– Brazilian, married, economist, domiciled in Rio de Janeiro, RJ, at Avenida República do Chile
100, Centro, CEP 20031-917, bearer of Identity Card 26288156-8 issued by the Rio de Janeiro
State Traffic Department, and CPF 044878356-82,

– stating that the substitute member would be proposed later, the position remaining vacant.

The nomination proposed by the representative of the stockholder BNDESPar was approved by a majority of votes: 396,406,730 in favor, 847,070 abstentions, and 1,908,941 against.

The representatives of the stockholder FIA Dinâmica Energia and the representative of the stockholder AGC Energia S.A. then made the following nominations for the Board of Directors:

Sitting members:

Ricardo Coutinho de Sena

– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno
8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M30172 issued by the Minas Gerais
Department of Public Safety, and CPF 090927496-72;

Paulo Roberto Reckziegel Guedes

– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno
8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG13975681 issued by the Minas
Gerais Public Safety Department, and CPF 400540200-34;

Saulo Alves Pereira Junior

– Brazilian, married, electrical engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do
Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M5345878, issued by the
Public Safety Department of the State of Minas Gerais, and CPF 787495906-00; and

José Henrique Maia	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno,
8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card 6093/D, issued by the Regional
Council of Engineers and Agronomists of Minas Gerais (CREA-MG), and CPF 007936206-00;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– and as their respective substitute members:

Bruno Magalhães Menicucci	– Brazilian, single, production engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card
MG11890035, issued by the Public Safety Department of the State of Minas Gerais, and
CPF 081100286-16;

José Augusto Gomes Campos	– Brazilian, married, physicist, domiciled in Belo Horizonte, Minas Gerais, at Av.
do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M3059793, issued by the Public Safety Department of Minas Gerais State, and CPF 505516396-87;

Marina Rosenthal Rocha	– Brazilian, married, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at
Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card
MG11781993, issued by the Civil Police of the State of Minas Gerais, and CPF
060.101.836-26; and

Daniel Alves Ferreira	– Brazilian, married, lawyer, domiciled in São Paulo, São Paulo State at Rua
Marquês de Paranaguá 348/10th floor, Consolação, CEP 01303-905, bearer of Identity
Card 10933833 issued by the São Paulo State Public Safety Department, and CPF
205862458-04.

The nominations by the representatives of the stockholder FIA Dinâmica Energia and of the stockholder AGC Energia S.A. were put to debate, and to the vote, and approved by a majority of votes: 342,063,738 in favor, 55,190,062 abstentions and 1,908,941 against.

The representative of the stockholder The State of Minas Gerais and the representative of the stockholder FIA Dinâmica Energia then asked for the floor, and proposed election of the following persons to the Board of Directors:

Sitting members:

José Afonso Bicalho Beltrão da Silva

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG at Rua Curitiba
2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by the Minas
Gerais State Public Safety Department, and CPF nº 098044046-72;

Mauro Borges Lemos

– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena
1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card MG992314, issued by the
Civil Police of Minas Gerais State, and CPF 316720516-49;

Allan Kardec de Melo Ferreira

– Brazilian, widowed, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Oscar
Versiani Caldeira 239, Mangabeiras, CEP 30210-280, bearer of Identity Card M92892, issued by the Public Safety Department of the State of Minas Gerais, and CPF Nº 054541586-15;

Arcângelo Eustáquio Torres Queiroz

– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Carmo do Paranaíba 292/202, Itapuã, CEP 31710-140, bearer of Identity Card MG3632038, issued by the Minas Gerais State Public Safety Department, and CPF 539109746-00;

Helvécio Miranda Magalhães

– Brazilian, single, doctor, resident and domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel
735/1104, Funcionários, CEP 30140-100, bearer of Identity Card 161715-0, issued by the Public
Safety Department of Minas Gerais State, and CPF 561966446-53;

Marco Antônio de Rezende Teixeira

– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Senhora das
Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582, issued by the Public
Safety Department of Minas Gerais State, and CPF 371515926-04;

Marco Antonio Soares da Cunha Castello Branco

– Brazilian, married, metallurgical engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I
1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Public Safety
Department of Minas Gerais State, and CPF 371150576-72; and

Nelson José Hubner Moreira

– Brazilian, married, electrical engineer, resident and domiciled in Brasília, Federal District, at
AOS 2, Bloco G, Ap. 203, CEP 70660-027, bearer of Identity Card 1413159, issued by the Félix
Pacheco Institute of the State of Rio de Janeiro, and CPF nº 443875207-87;

– and as their respective substitute members:

Bruno Westin Prado Soares Leal

– Brazilian, married, economist, resident and domiciled in Brasília, Federal District, at SQN 107,
Bloco E, Ap. 110, Asa Norte, CEP 70743-050, bearer of Identity Card 8553405 issued by the
Minas Gerais State Public Safety Department, and CPF nº 055230506-52;

Samy Kopit Moscovitch

– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena
1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card 6568-4, issued by the Minas
Gerais State Regional Council of Economists (Corecon-MG), and CPF 432564816-04;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Luiz Guilherme Piva

– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Rua Professor
Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the
Public Safety Department of Minas Gerais State, and CPF 454442936-68;

Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, domiciled in Belo Horizonte, Minas Gerais at
Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card MG5540831 issued by the Minas Gerais State Civil Police, and CPF 754988556-72;

Wieland Silberschneider

– Brazilian, divorced, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de
Freitas, 1210/301, Gutierrez, CEP 30441-023, bearer of Identity Card 4040 issued by the Minas
Gerais State Regional Council of Economists (Corecon-MG) and CPF 451960796-53;

Antônio Dirceu Araujo Xavier

– Brazilian, married, lawyer, domiciled in Nova Lima, Minas Gerais, at Alameda Monte Cristallo
16, Condomínio Villa Alpina, CEP 34000-000, bearer of Identity Card 14351, issued by the
Brazilian Bar Association, Minas Gerais Chapter (OAB/Minas Gerais), and CPF 068412446-72;

Ricardo Wagner Righi de Toledo

– Brazilian, widower, company manager, domiciled in Belo Horizonte, Minas Gerais, at Rua
Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Public Safety Department of Minas Gerais State, and CPF 299492466-87;

Carlos Fernando da Silveira Vianna

– Brazilian, single, engineer, domiciled in Belo Horizonte, Minas Gerais, at Rua Pólos 424/700,
Santa Lúcia, CEP 30360-530, bearer of Identity Card 23844/D, issued by the Minas Gerais State
Regional Council of Engineers and Agronomists (CREA-MG), and CPF 319830656-68.

The nominations of the representative of the stockholder The State of Minas Gerais and of the representative of the stockholder FIA Dinâmica Energia were put to debate, and to the vote, and approved by a majority of votes: 342,063,738 in favor, 55,190,062 abstentions and 1,908,941 against.

The board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair further stated that, as a result of the new composition of the Board of Directors of Cemig, and according to Clause 11, §1, of the head paragraph of Clause 12 of the by-laws of Cemig, and Clause 8, §1 of the by-laws of Cemig Distribuição S.A. (Cemig D) and of Cemig Geração e Transmissão S.A. (Cemig GT), there is a need for change in the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, since the structure and composition of the Boards of Directors of those Companies must be identical to those of Cemig.

The Chair placed in debate the remuneration of the Company’s Managers and members of its Audit Board.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chair to put the following proposal before the stockholders for consideration:

1	– To allocate as Global Annual Remuneration for Management and the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, the amount of R$ 30,000,000.00 (thirty million Reais), including health insurance for the Chief Officers, to be contracted at the same level of the Health Plan as is in effect for the Company’s employees, and variable remuneration; the monthly fees payable to the Chief Executive Officer to be R$ 60,500.00 (sixty million five hundred thousand Reais); and the monthly fees payable to the other Chief Officers, individually, to be R$ 46,500.00 (forty six thousand five hundred Reais); and the amounts at present paid to the Chief Officers as paid leave, bonuses and other benefits to be adjusted in the same proportion.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2-	To establish that the monthly remuneration of each one of the sitting members of the Board of Directors – with the exception of board members who are also Chief Officers, and subject to the condition relating to payment of the jeton mentioned in item 4 below – shall, for the Deputy Chair of the Board of Directors, be equivalent to thirty per cent of the remuneration of the Chief Executive Officer, that is to say it shall be R$ 18,150.00 (eighteen thousand one hundred fifty Reais); and for the other sitting members shall be thirty per cent of the average remuneration of a Chief Officer, that is to say it shall be R$ 14,331.82 (fourteen thousand three hundred thirty one Reais eighty two centavos).

3	– To establish that the monthly remuneration of each substitute member of the Board of Directors – excluding any sitting or substitute members that hold a post of Chief Officer, and subject to the condition relating to payment of the jeton referred to in Item 4 below – shall be equivalent to 80% (eighty per cent) of the monthly remuneration received by a sitting member of the Board of Directors (when not serving as Chair of the Board of Directors), that is to say it shall be R$ 11,465.46 (eleven thousand four hundred sixty five Reais and forty six centavos).

4	– To establish that the sitting and substitute members of the Board of Directors shall receive eighty per cent of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting or substitute members present at meetings. If there is more than one meeting in the month, the jeton will be divided proportionately between the number of meetings held in the month; if there is no meeting in the month, the sitting member and the substitute member with receive the total amount of the monthly remuneration.

5	– To establish that the substitute members of the Board of Directors who take part in meetings of the Board of Directors and who are substituting their sitting member – except those board members who hold positions of Chief Officer – should receive only the remuneration relating to Item 3 above, even though they are replacing Sitting Members in meetings.

6	– To establish that the monthly remuneration of each Sitting Member of the Audit Board shall be equivalent to 20% (twenty per cent) of the average remuneration of a Chief Officer of the Company, that is to say shall be R$ 9,554.54 (nine thousand five hundred fifty four Reais and fifty four centavos); and also that the monthly remuneration of each substitute member of the Audit Board shall be equivalent to 80% (eighty per cent) of the monthly remuneration of the Sitting Member, that is to say shall be R$ 7,643.63 (seven thousand six hundred forty three Reais and sixty three centavos), in both cases excluding the benefits normally applicable under the Law.

7	– To establish that sitting and substitute Members of the Board of Directors and of the Audit Board who are resident in municipalities other than that of the Company’s head office shall be reimbursed such expenses on accommodation and travel (within Brazil) as are necessary for their attendance at the meetings of those Boards or for carrying out their functions or when invited by the CEO to a meeting at the Company, and shall also receive, as cost support for travel, R$ 800 for each complete trip.

8	– To establish that the fees of the members of the Executive Board, the Board of Directors and the Audit Board shall be paid on the same date as the Company adopts for its employees.

9	– To establish that the variable remuneration of the Chief Officers and the targets and performance indicators for their calculation shall be stipulated by the Human Resources Committee of the Company’s Board of Directors.

The above proposal by the representative of the stockholder The State of Minas Gerais in relation to the Managers was put to debate, and to the vote, and approved by a majority of votes: 341,586,318 in favor, 54,343,493 abstentions and 644,044 against.

The proposal by the representative of the stockholder The State of Minas Gerais in relation to the Audit Board, put to debate, and to the vote, was also approved by a majority of votes: 340,023,505 in favor, 56,450,522 abstentions and 2,700 against.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The stockholder Alexandre Luiz Ferreira da Silva stated that his vote against the proposal arose from the fact that the remuneration proposed for the Chief Officers was lower than the market average usually adopted in consideration of the responsibilities of the Chief Officers of a company with a holding-company function similar to that of Cemig.

The Chair informed the meeting that the publications by Cemig specified in Law 6404 of December 15, 1976, as amended, will be made in the newspapers Minas Gerais, the official publication of the Powers of the State, and O Tempo, without prejudice to possible publication in other newspapers. The contract with the newspaper O Tempo will expire on April 21, 2017, and is able to be extended until April 21, 2018. However if that extension becomes non-viable, the company will provide the information on its substitution as soon as it is decided.

The meeting being opened to the floor, the stockholder Rubens Antônio França reiterated his argument in favor of a study on creating three thousand new jobs so as to re-establish the same ratio of number of employees to number of consumers that was the case in the 1980s.

Finally, he lamented the fact that Mr. Luiz Fernando Rolla is no longer a member of the Company’s Executive Board, emphasizing the importance of Mr. Rolla’s activity over the whole of his professional career with Cemig.

The meeting remaining open to the floor, and since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of the minutes. The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. NOTICE OF STOCKHOLDERS DATED APRIL 29, 2016: 2015: PAYMENT OF DIVIDENDS AND INTEREST ON EQUITY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

2015: Payment of dividends and Interest on Equity

We hereby advise our stockholders that the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016, decided the following payments:

DIVIDENDS:

Of the Net profit for 2015, of R$ 2,491,375,000, and the balance of Retained earnings, of R$ 59,536,000, a total of R$ 633,968,000 is allocated as the minimum obligatory dividend to stockholders, as follows:

•	R$ 200,000,000 in the form of Interest on Equity, as per Board Decisions CRCA 088/2015 of December 17, 2015, and CRD 432/2015 of January 4, 2016, to be paid in two equal installments, by June 30 and December 30, 2016, to stockholders who were on the Company’s Nominal Share Register on December 30, 2015. The shares began to trade ‘ex–’ this right on January 4, 2016.

•	R$ 433,968,000 in the form of dividends for the business year 2015, or R$ 0.344889593 per share, to be paid by December 30, 2016, depending on availability of cash and at the discretion of the Executive Board, to stockholders of record on April 29, 2016 for shares traded on the São Paulo Stock Exchange (BM&FBovespa). The shares will trade ‘ex–’ this right on May 2, 2016.

Stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, April 29, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. NOTICE TO STOCKHOLDERS DATED MAY 3, 2016: LOWER THAN MANDATORY DIVIDENDS FOR 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Lower than mandatory dividends for 2015

The by-laws of Cemig specify, in §1 of Subclause ‘b’ of Clause 28, that a payment of 50% of Net profit is to be distributed as minimum mandatory dividend to the Company’s stockholders, subject to the other provisions of the by-laws and the applicable legislation.

However, the General Meeting of Stockholders held on April 29, 2016 approved a proposal by the Board of Directors that, of the Net profit of R$ 2,491,375,000 for 2015, the amount paid in dividends will be R$ 633,968,000, corresponding to calculation based on 25% of the Net profit for 2015.

The proposal made by the Board of Directors informed the Meeting that the payment of a dividend calculated on the basis of 50% of the profit for the year, specified in the by-laws, would not be compatible with the Company’s current financial situation. The Company’s Net working capital on December 31, 2015 was R$ 3.709 billion negative. That balance included a part, maturing in the short term, of the Company’s total indebtedness of R$ 6.300 billion. Cash generated by operations in 2015 totaled R$ 3.007 billion, illustrating the Company’s need to roll over a significant part of its debt.

In considering effects of the present macroeconomic situation, the sale prices of electricity in 2016 are expected to be lower than those in previous periods, and the significant increases in final consumers’ electricity bills could, in the Company’s view, result in an increase in consumer default in the year.

Also, profit forecasts indicate that the debt ratios specified in the by-laws may not be met in 2016.

Thus, the Company’s management, in its Proposal, advised the General Meeting of Stockholders that it believed that it would be more prudent, at the present moment, not to allocate a portion of the obligatory dividend specified for payment in the year 2016, so as to reduce indebtedness, with a view to securing the ratios specified in the by-laws, and also guaranteeing the liquidity of its operations, in view of the issues referred to above.

The amounts not distributed as obligatory dividend, of R$ 633,967,000, calculated on the basis of 25% of the Net profit for the business year 2015, will be held in Stockholders’ equity in the Reserve for obligatory dividends not distributed, to be paid as soon as the financial situation so permits, in accordance with Paragraph 5 of Article 202 of Law 6404/1976.

Belo Horizonte, May 3, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET NOTICE DATED MAY 12, 2016: REPLY TO CVM INQUIRY LETTER 201/2016-CVM/SEP/GEA-1, OF MAY 11, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to CVM Inquiry Letter 201/2016-CVM/SEP/GEA-1, of May 11, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, May 11, 2015.

To Mr. Fabiano Maia Pereira

Investor Relations Director

Cia. Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

Belo Horizonte, Minas Gerais

CEP: 30190-131

Fax: (31) 3506-5026

Tel.: (31) 3506-5024

E-mail: ri@cemig.com.br

c/c: gre@bvmf.com.br

Subject: Request for information on news media report

Dear Sir,

1.	We refer to the news report in the May 5, 2016 edition of the newspaper Valor Econômico, in the section Empresas, under the headline: “Companies late delivering documents to US regulator”, which contains the following statements:

“	Seven Brazilian companies have not delivered their annual (20-F) reports to the US Securities and Exchange Commission (SEC), the regulator of the United States capital markets. This number of companies is unprecedented for the period since the SEC began to require monitoring of effectiveness of Companies’ internal controls, in 2002.

... This Monday Cemig, ... and ... missed the date for delivery of the document, which is required to be deposited annually by all non-US companies with shares traded on stock exchanges in the United States.

The SEC grants an additional period until May 17, for late delivery of the form. After this period any company still not publishing the document is subject to penalties.”

2.	We therefore require you to inform us whether this report is true, and if so, to state the reasons why the said document has not yet been delivered, and what steps the issuer has taken to comply with that obligation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Your statement should be given through the Empresas.NET system, in the category: Market notices, under the sub-category: Responses to consultations by CVM/BOVESPA; subject heading: Media News Reports, and should include a transcription of this letter.

4.	We notify you that under Sub-item II of Article 9 of Law 6385/1976, and CVM Instruction 452/2007, the Company Relations Supervision Management may apply a coercive fine of R$ 1,000 (one thousand Reais), without prejudice to other administrative sanctions, in the event of non-compliance with the demand made in this Official Letter within one business day from becoming aware of the content of this communication, now sent by fax and by e-mail.

Reply by CEMIG

Dear Madam,

In response to Official Letter Nº 201/2016-CVM/SEP/GEA-1, of May 11, 2016, we offer the following information:

Cemig has indeed not filed the 20-F report with the Securities and Exchange Commission (SEC) of the United States within the regular period – i.e. by the end of April 2016. And it has requested an extension of the period until May 17, 2016.

The reason for the delay in filing the 20-F is the qualification issued by the external auditors of the financial statements for the business year ended December 31, 2015.

For a fuller understanding, we provide the following further information:

The basis for the qualified opinion issued by the external auditors arises from the following:

Cemig has an indirect investment in Norte Energia S.A. (‘Norte Energia’), which is valued by the equity method, and is currently the subject of an investigation being carried out by the stockholder Centrais Elétricas Brasileiras S.A. (‘Eletrobras’), as has been mentioned in Notes 1 and 13 to the financial statements. As a result of this investigation not having been completed, the audit for the year ending December 31, 2015 of the financial statements of Amazônia Energia S.A. (‘Amazônia Energia’) and Aliança Norte Energia Participações S.A. (‘Aliança Norte’), investees of Cemig which hold the direct investment in Norte Energia, had not been completed by March 28, 2016, the date on which the company published its financial statements dated December 31, 2015.

As a result, the external auditors had not obtained sufficient auditing evidence in relation to the investments held in the investees, in the amount of R$ 871,442,000 at December 31, 2015, and on the negative equity-method contribution of R$ 10,261,000 for the business year ended on that date.

Cemig’s total investment in the investees referred to represents 2.13% of the Company’s total consolidated assets, and 6.71% of the Company’s Stockholders’ equity, at December 31, 2015.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

As can be seen, the basis for qualification of the opinion is limited in scope exclusively to the effects, if any, of the investigation that is being carried out by Eletrobras in relation to the Company’s indirect investment in Norte Energia. It is not the result of any disagreement in relation to any accounting practice or criterion for disclosure in the presentation of the financial statements, nor any limitation imposed by the Company’s management on access to documents or information, nor any deficiencies in the Company’s internal controls related to the management of its holdings in investees.

As mentioned in Note 13 to the financial statements, Eletrobras, which holds 49.98% of the share capital of Norte Energia, has contracted a law firm specialized in corporate investigation to ascertain any irregularities in undertakings in which the companies of the Eletrobras Group have a corporate or minority stockholding interest, and this includes the investment in Norte Energia. This work was still in progress on March 28, 2016, at the time of the conclusion and approval of the Company’s financial statements. Cemig’s management is not aware of any preliminary information from these investigations. As and when progress of the investigations produces any significant information, Cemig will assess any impacts on its financial statements.

In view of the SEC’s restrictions on filing of the 20-F form with qualifications, the Company believes that it will be necessary, before filing the 20-F Form, to resolve, in the investee, the question that has led to the qualification referred to above.

We would highlight that all the Company’s acts and decisions are guided by and based on the most absolute transparency, and in accordance with the laws and regulations to which it is subject.

The Company offers its respectful regards and remains at your disposal to provide any further information which may be thought to be necessary for consideration of this statement.

Belo Horizonte, May 12, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. SUMMARY OF PRINCIPAL DECISIONS OF THE 662ND MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 13, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY– CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 13, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 662nd meeting, held on May 13, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Election of the Chair and Vice-Chair of this Board for the period of office 2016-2018:

Reelection of Mr. José Afonso Bicalho Beltrão da Silva and Mr. Mauro Borges Lemos as Chair and Vice-Chair of this Board, respectively.

2.	Changes in the Executive Board:

Mr. Eduardo Lima Andrade Ferreira no longer to be the Chief Officer for the Gas Division; election of his substitute member Mr. Felipe Torres do Amaral to complete his period of office (2015-2018).

The members of the Executive Board are now as follows:

Chief Executive Officer:	Mauro Borges Lemos
Deputy CEO:	Mateus de Moura Lima Gomes
Chief Trading Officer:	Evandro Leite Vasconcelos
Chief Business Development Officer:	César Vaz de Melo Fernandes
Chief Distribution and Sales Officer:	Ricardo José Charbel
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira
Chief Officer for the Gas Division:	Felipe Torres do Amaral
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves
Chief Corporate Management Officer:	Mário Lúcio Serrano
Chief Counsel:	Raul Lycurgo Leite
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos

3.	Submission to the Extraordinary General Meeting of Stockholders of a proposal for change of the by-laws.

4.	Convocation of an Extraordinary General Meeting of Stockholders, to be held on June 14, 2016 at 11 a.m. to deal with changes to the by-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MARKET NOTICE DATED MAY 18, 2016: CEMIG GT SUBSCRIBES SHARES IN RENOVA CAPITAL INCREASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Cemig GT subscribes shares in Renova capital increase

Further to the Material Announcement of February 2, 2016, and in accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (“Cemig GT”) has exercised its right to subscribe shares in its associate Renova Energia S.A. (“Renova”).

The Notice to Stockholders published on May 17, 2016 by Renova gives details:

“ In relation to the Capital Increase announced in the Material Announcement and Notice to Stockholders published on February 2, 2016, Renova Energia S.A. (‘the Company’) hereby advises its stockholders and the market in general as follows:

Expiry of the First Refusal Period; procedure for subscription of Remaining Shares

The period for existing stockholders to exercise right of first refusal for subscription of shares in the Capital Increase (‘the Subscription Preference Period’) began on February 2, 2016, and ended on May 11, 2016. The period for subscription of the Remaining Shares starts on May 18, 2016.

In the Subscription Preference Period stockholders subscribed the following numbers of shares, making payment in full at the issue price of R$ 6.66 per share (and R$ 19.98 per Unit), resulting in a total amount of R$ 240,001,691.40, as follows:

Stockholder	Shares subscribed and paid up

	Common	Preferred	Units

Cemig Geração e Transmissão S.A. (‘Cemig GT’)	30,030,029

Light Energia S.A.	6,006,006

Other stockholders	127	1193	3

Following that subscription, 45,551,832 common shares and 28,208,821 preferred shares remain unsubscribed, representing a total of R$ 491,245,948.98 (‘the Remaining Shares’). Subscription of these shares will now be distributed pro rata between those stockholders who stated their interest in subscription these remaining shares, in a single round, in proportion to the amounts subscribed, in accordance with Article 171, Paragraph 7, Sub-clause ‘b’, of the Corporate Law (Law 6404 of December 15, 1976, as amended).

Procedure for subscription of the Remaining Shares

Subscription of the Remaining Shares may be exercised only by stockholders that made their reservation at the time of subscription in the Subscription Preference Period, by statement to that effect on the related Share Subscription Form, as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Subscription Price: R$6.66 (six Reais sixty six centavos) per share, for all types of share.

Investors who requested subscription in Units are required pay the amount reflecting the composition of Units (i.e. one Unit comprises one common share and two preferred shares).

(ii)	Payment for the subscription: in Brazilian currency, at the time of subscription.

(iii)	Proportional right of subscription: Each common share subscribed and paid in the Subscription Preference Period gives its holder the right to subscribe 1.51687120849 new common shares and 0.93934054465 new preferred shares.

Each	preferred share subscribed and paid up in the Subscription Preference Period gives its holder the right to subscribe 2.45621175314 new preferred shares.

(iv)	Subscription Period for the Remaining Shares: May 18, 2016 to May 24, 2016, inclusive.

(v)	Stockholder Service Locations: If the statement of the option for right of preference in subscription of Remaining Shares was made through Banco Itaú Unibanco S.A. (‘Itaú’), the stockholder should visit a branch of Itaú for subscription of the new shares. If the first refusal right was exercised through the Assets Deposit Center of the São Paulo stock exchange (BM&FBovespa), stockholders should exercise their right through their custody agents and in accordance with the rules stipulated by that Assets Deposit Center itself, and the periods and conditions in this notice.

(vi)	Documents required:

(i)	Individuals: Identity card; Brazilian personal tax number (CPF) card and proof of address.

(ii)	Legal entities: By-laws or Articles of Association; Minutes of the Stockholders’ Meeting that elected the managers currently in office, filed with the competent entity of the National Commercial Registry Department; and proof of address.

Notes:

Following expiration of the Subscription Period for the Remaining Shares, in accordance with Article 171, §7, Sub-clause ‘b’, of Law 6404/76, any of the Remaining Shares not subscribed will be canceled.

The period in which stockholders will be able to confirm their decisions to subscribe their portions of the Capital Increase will start after the termination of the Period for Subscription of the Remaining Shares, and will be the subject of a further Notice to Stockholders.

After the cancellation of any such remaining shares, the Board of Directors of the Company will hold a further meeting to ratify the capital increase.

Additional information on the Capital Increase may be obtained from the Company’s website – www.renovaenergia.com.br/ri – or by email at: ri@renovaenergia.com.br.

São Paulo, May 17, 2016. – Cristiano Corrêa de Barros

Chief Finance, Business Development and Investor Relations Officer”

–––

Cemig will keep its stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, May 18, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MARKET NOTICE DATED MAY 18, 2016: 20-F FORM NOT YET FILED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

20-F form not yet filed

Complementing the information in its Market Notice dated May 12, 2016, and in accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

After requesting the allowed extension (until May 17) of the period for filing its 20-F Form with the SEC, Cemig has not filed its 20-F Form within this period.

This is because investigations have not yet been finalized in relation to compliance with law and regulations in Norte Energia S.A. (‘Norte Energia’), a company in which Cemig has an indirect equity interest through Amazônia Energia S.A. and Aliança Norte Energia Participações S.A.

Since those investigations are still in progress, the reasons that would cause the Auditors’ Opinion on the financial statements at December 31, 2015 to be qualified remain in existence.

Having regard to the SEC’s restriction on filing of the 20-F Form with qualification, Cemig believes it is necessary to await the conclusion of the investigations in Norte Energia, so as to eliminate the issue which has given rise the qualification, and only then to proceed to filing of the 20-F Form.

Cemig will keep its stockholders and the market duly informed of any new information on this subject.

Belo Horizonte, May 18, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MARKET NOTICE DATED MAY 19, 2016: REPLY TO CVM INQUIRY LETTER 217/2016-CVM/SEP/GEA-1, OF MAY 18, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 217/2016–CVM/SEP/GEA–1, of May 18, 2016

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, May 18, 2016.

To Mr. Fabiano Maia Pereira

Investor Relations Director

Cia. Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

Belo Horizonte, Minas Gerais

CEP: 30190-131

Fax: (31) 3506-5026

Tel.: (31) 3506-5024

E-mail: ri@cemig.com.br

c/c: gre@bvmf.com.br

Subject: Request for explanation on news report – Text of the Subject in bold type

Dear Sir,

1.	We refer to the news report published today in Valor Econômico newspaper, in the Empresas [Companies] section, under the headline: ‘Cemig seeks sale of assets to reduce debt’, which contains the following statements:

“ With more than R$ 11 billion in debt becoming due by 2018 and a significant investment program, the principal alternative open to Cemig for improving its balance sheet continues to be disinvestment.

No transaction of this type has yet been announced, but Cemig’s Investor Relations Director Fabiano Maia Pereira highlighted, yesterday, at the events for announcement of quarterly results, that Cemig’s management is discussing the sale of some of its Assets, with a focus on those in which the company does not have stockholding control.

[...]

“We have been looking at Assets, basically those in which we do not have control. The company’s planning is to look toward these and offer them for sale, clearly for satisfactory prices”, Mr. Pereira said. The company is concentrating efforts on contacts with foreign Investors, to make the most of the variation in the exchange rate between the dollar and the Real. The conversations are taking place with Investors from Europe, the United States, China and Japan, Pereira said.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“The [Company’s] perception is that as soon as they get a clearer view of the Brazilian economy, they will once again invest in the country”, he said. In his view the Investors that are closest to agreements are Companies that know the electricity sector and already have connections with Brazil. In the Company’s view, within a maximum of two or three years Cemig will have sold the Assets that are for sale.”

2.	In view of the above, we require you to state whether the news reported is true, and, if its truth is confirmed, you should explain for what reasons you believed that this was not a case of Material Information, to be published in a Material Announcement; and comment on any other information on the subject that may be considered to be important.

3.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category Responses to consultations by CVM/Bovespa, subject heading Media News Reports; and should include a transcription of this letter.

4.	We warn you that, by order of the Company Relations Supervision Management, using its powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for not complying with the requirement contained in this Official Letter within one business day from becoming aware of its content. It has been sent exclusively by e-mail, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Reply by CEMIG

Dear Madam,

In reply to Official Letter 217/2016-CVM/SEP/GEA-1, of May 18, 2016, we inform you that the subject referred to was dealt with during the disclosure of the results for the first quarter of 2016.

This is a case, only, of an intention on the part of the Company. No transaction has been put into concrete effect, and thus no Material Event has been characterized under the terms of Article 2 of CVM Instruction 358/2002.

The Company takes this opportunity to offer its most respectful regards and remains at your disposal to provide any further information which may be considered to be necessary for analysis of this statement.

Belo Horizonte, May 19, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. CONVOCATION AND PROPOSAL OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 27, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 27, 2016 at 10 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matter:

•	Re-ratification of the decision taken by the Extraordinarily General Meeting held on March 24, 2011, to provide that the Put Option granted by the Company on April 11, 2011 to Redentor Fundo de Investimento em Participações (FIP Redentor), may be exercised not only by FIP Redentor, but any person who becomes a direct stockholder of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati), including but not limited to holders of units in FIP Redentor, and/or their affiliated parties, who will become holders of the Put Option and/or the rights arising from it, in relation to the shares in Parati that they hold.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 24, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 26, 2016.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 27, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	Companhia Energética de Minas Gerais (Cemig) owns 25% of the share capital of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati) and Redentor Fundo de Investimento em Participações (FIP Redentor) owns the remaining 75%;

b)	in 2011, Cemig negotiated the unconditional and irrevocable grant, solely and exclusively to FIP Redentor (and not to any of its Unit Holders), of an option to sell (Put Option), giving FIP Redentor the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (the Exercise Date), to sell the totality of the shares owned by FIP Redentor (‘the Acquisition Shares’), and Cemig will have the obligation to buy them, or to indicate a third party who shall buy them, by payment of the Exercise Price, which shall be equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less a total of such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the calculation), all updated by the change in the average CDI Rate (the rate for Interbank Certificates of Deposit published by the Cetip Custody and Clearing House (Câmara de Custódia e Liquidação), plus 0.9% per year pro rata tempore, as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option;

c)	it was further negotiated that in the event that the Exercise Price was higher than the amount subscribed by FIP Redentor when subscribing the shares in Parati, an adjustment factor of (1/(1–0.4279)–1) would be added to the Exercise Price;

d)	on March 24, 2011, the Extraordinary General Meeting of Stockholders, in the terms of and for the purposes of Article 256 of Law 6404/1976, authorized the unconditional and irrevocable grant by Cemig to FIP Redentor of an option to sell (Put Option) by which FIP Redentor acquired the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (the Exercise Date), to sell the totality of the shares owned by FIP Redentor (the Acquisition Shares), and Cemig acquired the obligation to buy them, or to indicate a third party who shall buy them, by payment of the Exercise Price, equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less a total of such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received to be multiplied by 0.5721 for the calculation), all

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

updated by the change in the average CDI Rate plus 0.9% per year pro rata tempore, as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option; in the event that the Exercise Price is higher than the amount subscribed by FIP Redentor when subscribing the shares in Parati, an adjustment factor of (1/(1–0.4279)–1) to be added to the Exercise Price; the parties agreeing to negotiate the situations in which the Exercise Date can be brought forward by FIP Redentor, such conditions to be established in a contractual instrument to be entered into by the parties after the approval by the Board of Directors of Cemig, in the terms of its by-laws; and payment of the Exercise Price and the transfer of the shares of Parati to be conditional upon prior approval of the transaction by the National Electricity Agency (Aneel);

e)	on April 11, 2011, Cemig granted, exclusively to FIP Redentor, unconditionally and irrevocably, an option to sell (Put Option), under which FIP Redentor acquired the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (the Exercise Date), to sell the totality of the common and preferred shares in that company belonging to FIP Redentor, and Cemig acquired the obligation to buy them or to indicate a third party to buy them, by payment of the Exercise Price, as authorized by the Board of Directors of the Company on December 6, 2010 and by the Extraordinary General Meeting of Stockholders of March 24, 2011;

f)	in this grant, Notice of Exercise of the Option was to be given by at least 240 (two hundred and forty) days before the Exercise Date;

g)	on September 2, 2015, within the agreed period, FIP Redentor notified Cemig of its interest in exercising the Put Option, by delivery of a Put Option Exercise Notice to the Company;

h)	Cemig has been advised by Banco BTG Pactual S.A. (‘BTG Pactual’) of its resignation as administrator of FIP Redentor, which took place on March 30, 2016, and this could result, within 60 (sixty) days, in extinction of this Investment Fund;

i)	as a result of any extinction of FIP Redentor, holders of its Units will become direct holders of the common and preferred shares in Parati;

j)	the Unit Holders of FIP Redentor have the right to sell their unit holdings in FIP Redentor to third parties and wish to preserve this right if and when they become direct shareholders of Parati;

k)	for this purpose and as a consequence of any extinction of FIP Redentor, should it take place, the unit holders of FIP Redentor have requested alteration of certain conditions specified in the Stockholders’ Agreement, so as to alter the Put Option, which had been granted exclusively to FIP Redentor, in such a way as to permit the Unit Holders of FIP Redentor to become holders of the Put Option, as direct stockholders of Parati, maintaining their rights and obligations, without altering the other conditions of the grant that had been given;

l)	postponement of the Exercise Date of the Put Option is in the strategic interest of Cemig, for better administration of Cemig’s cash flow in the current year;

m)	the Unit Holders of FIP Redentor have made the negotiation of any postponement of the Exercise Date of the Put Option conditional upon their rights being maintained, as per items ‘j’ and ‘k’, above.

– do now propose to you as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Proposal by the Board of Directors

•	Re-ratification of the decision taken by the Extraordinary General Meeting held on March 24, 2011, to provide that the Put Option granted by the company on April 11, 2011, to Redentor Fundo de Investimento em Participações (FIP Redentor), may be exercised not only by FIP Redentor, but by any person who becomes a direct stockholder of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati), including but not limited to holders of units in FIP Redentor, and/or their affiliated parties, who will become holders of the Put Option and/or the rights arising from it, in relation to the shares in Parati that they hold.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, April 26, 2016.

José Afonso Bicalho Beltrão da Silva	Marco Antônio Soares da Cunha Castello Branco
Mauro Borges Lemos	Nelson José Hubner Moreira
Allan Kardec de Melo Ferreira	Bruno Magalhães Menicucci
Arcângelo Eustáquio Torres Queiroz	José Augusto Gomes Campos
Guy Maria Villela Paschoal	Marina Rosenthal RochaMarina Rosenthal Rocha
Helvécio Miranda Magalhães Junior	Newton Brandão Ferraz Ramos
José Pais Rangel	Tarcísio Augusto Carneiro
Marco Antônio de Rezende Teixeira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. CONVOCATION AND PROPOSAL OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

MAY 30, 2016

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 30, 2016 at 10 a.m., at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

a)	Re-ratification of the decision taken by the Extraordinarily General Meeting held on March 24, 2011, to provide that the Put Option granted on April 11, 2011 by Cemig to Redentor Fundo de Investimento em Participações (‘FIP Redentor’) be altered as follows:

1)	To enable the option to be effective in relation to shares in Luce Empreendimentos e Participações S.A. (‘Lepsa’) and/or in Rio Minas Energia S.A. (‘RME’), in the event that those companies receive all of the assets and liabilities arising from a total split of their controlling and sole stockholder, Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’).

2)	To postpone the date of exercise of the said Put Option

from:	the last business day of the 60th (sixtieth) month following the date of subscription of the shares in Parati,

to:	November 30, 2017, the last business day of the 77th (seventy seventh) month.

3)	To alter the adjustment factor from 0.4279 para 0.4756, to restore the economic-financial equilibrium of the Put Option.

4)	To offer Units in Transmissora Aliança de Energia S.A. (Taesa) in guarantee of the obligations assumed by Cemig in the transaction, representing R$ 1,075,000,000.00 (one billion seventy five million Reais), this being the amount corresponding to the cash injection made by FIP Redentor into Parati in 2011.

5)	To offer as a support for the guarantee Cemig’s holding of 26.06% of the total shares of Light, in guarantee of the obligations assumed by Cemig in the transaction.

b)	Authorization for the following ratios to exceed the limits stated in the by-laws, as follows:

–	the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws, to be a maximum of 4.12 (four point one two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to be a maximum of 52%; and

–	the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year to be a maximum of 146% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 24, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 28, 2016.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD ON MAY 30, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	Companhia Energética de Minas Gerais (Cemig) owns 25% of the share capital of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati) and Redentor Fundo de Investimento em Participações (FIP Redentor) owns the remaining 75%;

b)	in 2011, Cemig negotiated the unconditional and irrevocable grant, solely and exclusively to FIP Redentor (and not to any of its Unit Holders) of an option to sell (‘the Put Option’) by which FIP Redentor acquired the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (‘the Exercise Date’), to sell the totality of the shares owned by FIP Redentor (‘the Acquisition Shares’), and Cemig acquired the obligation to buy them or to indicate a third party to buy them, by payment of the Exercise Price, to be equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less the total of such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received to be multiplied by 0.5721 for the calculation), all updated by the change in the average CDI Rate (the rate for Interbank Certificates of Deposit published by the Cetip Custody and Clearing House) plus 0.9% per year pro rata tempore, as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	it was further negotiated that in the event that the Exercise Price was higher than the amount subscribed by FIP Redentor when subscribing the shares in Parati, an adjustment factor of (1/(1–0.4279)–1) would be added to the Exercise Price;

d)	Provisional Measure 675 of May 21, 2015 (MP 675/2015), which became Law 13169 of October 6, 2015, altered Federal Law 7689 of December 15, 1988, to increase the Social Contribution tax on Net profit (CSLL) on private companies operating in insurance, and annuities, and those qualifying under Sub-items I to VII, IX and X of §1 of Complementary Law 105 of January 10, 2001, from 15% to 20%, in the period from September 1, 2015 to December 31, 2018;

e)	in the event of changes in legislation that could have an impact on the transactions agreed, the adjustment factor should be altered for the purpose of re-establishing the economic-financial equilibrium of the Put Option;

f)	that, on March 24, 2011, the Extraordinary General Meeting, for the purposes of Article 256 of Law 6404/1976, authorized:

1)	Unconditional and irrevocable grant by Cemig to FIP Redentor of a Put Option, giving FIP Redentor the right, on the Exercise Date, to sell the totality of the shares owned by FIP Redentor, and Cemig acquired the obligation to buy them or to indicate a third party to buy them, by payment of the Exercise Price, to be equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less any such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received to be multiplied by 0.5721 for the calculation), all updated by the change in the average CDI Rate (the rate for Interbank Certificates of Deposit published by the Cetip Custody and Clearing House, plus 0.9% per year pro rata tempore as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option; and in the event of the Exercise Price being higher than the amount paid by FIP Redentor for subscription of the shares in Parati at the time of that subscription, an adjustment factor of (1/(1–0.4279)–1) to be applied, by addition, to the Exercise Price; – the Option Exercise Date being able to be brought forward in any of the following events:

a)	Non-compliance by Cemig with any of the obligations contained in the Definitive Document (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement,), provided that the said non-compliance has not been cured within 30 (thirty) calendar days from receipt of the notice of default sent by FIP Redentor;

b)	Sale, transfer or assignment to third parties by Cemig of the Shares owned by itself in Parati or of the rights and obligations arising from them, without prior written authorization of FIP Redentor, with the exception of transactions between subsidiaries and/or wholly-owned subsidiaries of Cemig, provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved;

c)	decision by any authority ordering that a public offer of shares be held for change in the control of Light S.A. – Light, unless Cemig bears all the costs and expenses arising from this decision;

d)	termination of concession contracts of Cemig or of its subsidiaries representing a value greater than or equivalent to 40% of the consolidated Ebitda of Cemig in the 12 (twelve) months prior to the date of ascertainment of this condition;

e)	termination of Light’s concession contract for distribution services;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	corporate reorganization, privatization, or merger of Cemig such as, in the opinion, with grounds, of FIP Redentor, causes a significant reduction in Cemig’s capacity to comply with any obligations assumed in the Definitive Documents;

g)	liquidation, intervention, dissolution or extinction of Cemig;

h)	any new taxes becoming applicable to any transactions, payments due or dividends under the terms of the Definitive Documents;

–	or increase in rates of taxes or of the taxes already applicable to any transactions specified in the Definitive Documents;

–	or identification of a tax liability not identified on the present date, such as would cause any transaction specified in the Definitive Documents to be, in the opinion, with grounds, of FIP Redentor, unfeasible or inadvisable;

i)	if the ratio between Financial Debt and Ebitda, measured six-monthly in relation to the prior 12 (twelve) months, based on the reviewed or audited (as applicable) consolidated financial statements of Cemig, is greater than 3.5 times;

j)	non-approval by the Administrative Economic Defense Council (Conselho Administrativo de Defesa Econômica) – CADE;

k)	occurrence of any of the following events:

k (1)	if 100% of the units of Luce Investment Fund (LIF) are not acquired by December 31, 2011, or if such acquisition has been carried out without all the following prerequisites being fulfilled:

–	LIF to hold at least 75% of the Units of Luce Brasil Fundo de Investimento em Participações (FIP Luce);

–	FIP Luce to hold not less than 100% of the share capital of Luce Empreendimentos e Participações S.A. (Lepsa);

–	the latter to hold an equity interest of not less than 13.03% of the share capital of Light; and

–	Fundação de Seguridade Social Braslight (Braslight) not to have signed any agreement for sale of, nor offered the right to buy, its units in FIP Luce, except in the event of Braslight having given to Parati, through LIF, the first refusal right for acquisition of the said units, and Cemig not having indicated a third party to acquire the interest held by BB Banco de Investimento S.A. (Banco do Brasil) and by Votorantim S.A. (Votorantim) in FIP Redentor for an amount equivalent to the Exercise Price on the date of the actual acquisition, or such indicated third party not being accepted by BTG Alpha Participações Ltda. (BTG Alpha) or Santander (Brasil) S.A. (Santander);

k (2)	in the event that Cemig, by the date of the Put Option Notice, has disposed of the direct equity interest of shares that comprise the controlling block of Light, and the acquirers of that interest are

–	persons having equity interest, on the date of signature of the Stockholders’ Agreement, of more than 21.1% of the Units of Fundo de Investimento em Participações PCP (‘FIP PCP’) and subject of an administrative judgment against them, against which there is no further appeal, for infringements committed against the Brazilian Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission (CVM),

–	or holding, on the date of signature of the Stockholders’ Agreement, more than 88.0% of the unit shares of Enlighted Partners Venture Capital (‘Enlighted’) and subject of an administrative judgment against them, against which there is no further appeal, for infringements committed against the Brazilian Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission (CVM),

Cemig not having indicated a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Price on the date of the actual acquisition, or such indicated third party not being accepted by BTG or Santander;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	the payment of the Exercise Price and the transfer of the shares of Parati to be conditional upon prior approval of the transaction by the National Electricity Agency (Aneel); and

if the authorization of Aneel is not obtained by the date of the transfer of the shareholders, or if at any moment Aneel expressly refuses authorization for the transfer of the shares, except in the case of negligence or malicious intent on the part of FIP Redentor, then FIP Redentor shall have the right to sell the shares to third parties on the stock exchange or otherwise, and in the event of sale outside the environment of a stock exchange, such sale may take place only if the price decided is equal to or greater than the lowest of the three following amounts resulting from calculations of stock market prices:

–	average share price of Light in the last trading session prior to the day of closing of the sale;

–	daily average of closing prices of the shares of Light over the last 30 (thirty) days; and

–	daily average of closing prices of the shares of Light over the last 90 (ninety) days;

if the amount resulting from the said disposal is lower than the Exercise Price, Cemig shall continue to be obliged to pay the difference;

if it is greater than the Exercise Price, and only in the event of Aneel omitting to give approval or expressly refusing the transfer of the Acquisition Shares to the Cemig, and if Cemig has complied with its contractual obligations, Cemig to have the right to receive the positive difference, multiplied by

(1 – the Adjustment Factor).

In any of these events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the amount received as a result of the disposal to third parties: and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable (arrears interest calculated at the Selic Rate, plus penalty payment of 2% on the Exercise Price, plus the arrears interest).

The decision of the Extraordinary General Meeting that authorized the grant of the Put Option to FIP Redentor led to the possibility of holders of common shares in Cemig who disagreed with that decision having the right to withdraw (the Right to Withdraw). The Right to Withdraw applied only to those stockholders proven to be holders of common shares in Cemig on February 18, 2011.

2)	Appointment of Banco Bradesco BBI S.A. (‘Bradesco BBI’) to prepare the Valuation Opinion valuing Parati, in the terms of Article 8, §1 and §6, of Law 6404/1976.

3)	Approval of the Economic and Financial Valuation Opinion on Parati, prepared by Bradesco BBI, in January 2011, in the terms of Article 8, §1 and §6º, of Law 6404/1976.

g)	On April 11, 2011 Cemig granted the said Put Option, solely and exclusively to FIP Redentor, unconditionally and irrevocably;

h)	the Notice of Exercise of the Option was to be given at least 240 (two hundred and forty) days before the Exercise Date;

i)	on September 2, 2015, within the agreed period, FIP Redentor notified Cemig of its interest in exercising the Put Option, by delivery of a Put Option Exercise Notice to the Company;

j)	the scenarios relating to the financial, political, business and market situation in Brazil on the date of the potential exercise of the Put Option in 2011 projected at the time of signature of the Stockholders’ Agreement and of the consequent granting of the Put Option to FIP Redentor did not materialize, since the conditions existing today are totally different;

k)	the occurrence of unpredictable events, especially Brazil’s crisis of water supply and volume, the legislation contained in Provisional Measure 579/2011, the crisis in the Brazilian electricity sector, and, further, the current adverse political-economic situation in Brazil – all of these being events which had a strong negative effect on the electricity sector and the companies in it – contributed to a scenario that was drastically worse than the worst scenario projected in 2011 for the situation of exercise of the Put Option;

l)	these events had a negative effect on the profit and the stock price of all the companies of the electricity sector, including Light and Cemig;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

m)	as a result of these events:

1)	Cemig does not at the moment have sufficient financial resources for payment of the Price of Exercise of the Put Option by FIP Redentor;

2)	Cemig currently has high financial leverage and, given the current market conditions, the costs of debt are increasing;

3)	The market currently offers a low availability of credit;

4)	The price of the shares of Light is lower than the forecast made in 2011;

5)	Parati, the dividends of which arise from those distributed by Light, distributed dividends at a lower level than was projected (the dividends distributed by Parati can be deducted from the Exercise Price of the Put Option, under the Stockholders’ Agreement of Parati); and

6)	Cemig has not, at the present moment, found a third party interested in acquiring the shares of Parati instead of itself, as per the Stockholders’ Agreement of Parati, a situation which would lead to Parati and, consequently, Light, going into State or other public ownership;

n)	if Parati were to come under state, federal or other public control, as a result of the exercise of the Put Option on May 31, 2016, this would result in Light being considered to be a state-controlled company by the lenders of financing and guarantee contracts that have been entered into, which could cause early maturity of those contracts and, as a consequence, early maturities of various other financing and guarantee contracts of Light, that are linked by cross-default clauses;

o)	in this scenario, even as from before notification of the exercise of the Put Option, Cemig has been seeking the optimum solution, considering the business and legal aspects, to soften the negative effects of the exercise, against Cemig, of the Put Option which also indirectly affect Parati and Light;

p)	so as to make use of the profit reserves of Rio Minas Energia S.A. (RME) and of Lepsa to reduce the payment of the Exercise Price, it is intended to carry out a stockholding reorganization of the Parati group of companies (‘the Stockholding Reorganization’), involving the total split of Parati, with absorption of part of the assets and liabilities by RME and part by Lepsa;

q)	due to the possibility of a total split of Parati, with absorption of parts by RME and Lepsa, the Put Option will have to be adapted to reflect the shares of RME and Lepsa and no longer those of Parati;

r)	postponement of the Exercise Date of the Put Option is in the strategic interest of Cemig, for better administration of Cemig’s cash flow in the current year;

s)	the parties have negotiated to extend the period of the Put Option, altering the period before the Exercise Date to postpone the Exercise Date from the last business day of the 60th (sixtieth) month to the last business day of the 77th (seventy seventh) month;

t)	Cemig has offered Units in Transmissora Aliança de Energia S.A. (Taesa) in guarantee of the obligations assumed by Cemig in the transaction, representing R$ 1,075,000,000.00 (one billion seventy five million Reais), the amount corresponding to the cash injection made by FIP Redentor into Parati in 2011; and

u)	Cemig has offered as a support for the guarantee 26.06% of the shares issued by Light, owned by Cemig, in guarantee of the obligations assumed by Cemig in the transaction;

v)	the alterations referred to in the previous sub-item will be submitted to decision by the Board of Directors of Cemig and the Extraordinary General Meeting Stockholders of Cemig, and it is the duty of the Board of Directors to call the General Meeting, under sub-clause ‘f’ of Clause 17 of the by-laws of Cemig;

w)	in its management of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets stated in Clause 11, Paragraph 7, of the Company’s by-laws – including the following:

–	to keep the Company’s consolidated indebtedness less than or equal to 2 (two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) within an upper limit of 40%;

–	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% of Ebitda (profit before interest, taxes, depreciation and amortization);

x)	under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

y)	above these limits, including in the case of the limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization) in any business year, the targets may be exceeded upon prior justification and specific approval by the stockholders in a General Meeting of Stockholders; and

z)	the annual budget for 2016, which is on the agenda of the meeting of the Board of Directors held in April 2016, referred to indicators above the levels that can be approved by the Board of Directors, as shown below:

– do now propose to you as follows:

a)	Re-ratification of the decision of the Extraordinary General Meeting of Stockholders held on March 24, 2011, with alteration of the terms of the Put Option granted on April 11, 2011 by Cemig to Redentor Fundo de Investimento em Participações (‘FIP Redentor’) as follows:

1)	To enable the option to be effective in relation to shares in Luce Empreendimentos e Participações S.A. (‘Lepsa’) and/or in Rio Minas Energia S.A. (‘RME’), in the event that those companies receive all of the assets and liabilities arising from a total split of their controlling and sole stockholder, Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’);

2)	To postpone the date of exercise of the said Put Option from the last business day of the 60th (sixtieth) month following the date of subscription of the shares in Parati, until November 30, 2017, the last business day of the 77th (seventy seventh) month;

3)	To alter the adjustment factor from 0.4279 to 0.4756, to restore the economic-financial equilibrium of the Put Option;

4)	to offer Units in Transmissora Aliança de Energia S.A. (Taesa) in guarantee of the obligations assumed by Cemig in the transaction, representing R$ 1,075,000,000.00 (one billion seventy five million Reais), this being the amount corresponding to the cash injection made by FIP Redentor into Parati in 2011; and

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5)	to offer as a support for the guarantee Cemig’s holding of 26.06% of the total shares of Light, in guarantee of the obligations assumed by Cemig in the transaction; and

b)	Authorization for the following ratios to exceed the limits stated in the by-laws, as follows:

–	the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws: to be a maximum of 4.12 (two point six) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely Consolidated {(Net debt) / (Net debt + Stockholders’ equity)} to be a maximum of 52%; and

–	the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year to be limited to 146% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, April 28, 2016.

José Afonso Bicalho Beltrão da Silva	José Pais Rangel
Mauro Borges Lemos	Marco Antônio de Rezende Teixeira
Allan Kardec de Melo Ferreira	Marco Antônio Soares da Cunha Castello Branco
Arcângelo Eustáquio Torres Queiroz	Saulo Alves Pereira Junior
Helvécio Miranda Magalhães Junior	Bruno Magalhães Menicucci
José Henrique Maia	Carlos Fernando da Silveira Vianna

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. CONVOCATION AND PROPOSAL OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 14, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

JUNE 14, 2016

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 14, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1)	Changes to the Company’s by-laws, as follows:

–	Change to Clause 18, to alter the composition of the Executive Board.

–	Change in Sub-item IV of Clause 22, to change the duties of the Chief Corporate Management Officer.

–	Change in Sub-item IX of Clause 22, to replace the duties of the Chief Officer for the Gas Division by the duties of the Chief Human Relations and Resources Officer.

–	Change in Sub-item VIII of Clause 22, to include Sub-clauses ‘t’ to ‘z’, containing new duties of the Chief Business Development Officer.

–	Change in the drafting of Sub-clause ‘g’ of Sub-item I of Article 22, to exclude the conduct of activities of internal auditing from the duties of the Chief Executive Officer.

–	Inclusion of Sub-clause ‘t’ in Clause 17, so that conduct of activities of internal auditing shall be a duty of the Board of Directors.

2)	Orientation of the representatives of Cemig to vote in favor of the changes in the by-laws on the agenda of:

–	the Extraordinary General Meeting of Stockholders of Cemig Distribuição S.A., and

–	the Extraordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., that are to be held on the same date as the General Meeting of Stockholders of Cemig that is held for the purpose of altering the by-laws.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by June 10, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, May 13, 2016

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 14, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

–	whereas:

a)	it is opportune to alter the Company’s by-laws, to:

–	abolish the post of Chief Officer for the Gas Division;

–	re-define the duties of the Chief Corporate Management Officer; and

–	create the office and department of the Chief Officer for Human Relations and Resources;

in	order to:

–	optimize mutual communication with the employees;

–	increase the specialization of corporate functions in line with best market practice; and

–	enable agility in taking of decisions;

b)	since the Chief Officer for the Gas Division will no longer be part of the Executive Board, his/her duties will be assumed by the Chief Business Development Officer;

c)	best governance practices in transparency and independence indicate that the functions of internal auditing should be under the coordination and monitoring of the members of the Board of Directors;

d)	Clause 11, Paragraph 1 of the by-laws of Cemig provides as follows:

“Clause	11 (...)

§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

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e)	Cemig Geração e Transmissão S.A. (‘Cemig GT’) and Cemig Distribuição S.A. (‘Cemig D’) will hold Extraordinary General Meetings of Stockholders to change their by-laws on the same date on which Cemig changes its by-laws;

f)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause	21 (.)

§4	The following decisions shall require a decision by the Executive Board:

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

–	now proposes to you as follows:

I)	To make the following changes to the Company’s by-laws:

a)	Alteration of Clause 18, to change the composition of the Executive Board, to the following:

“Clause 18	The Executive Board shall be made up of the following 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors:

Chief	Executive Officer;

Deputy	Chief Executive Officer;

Chief	Finance and Investor Relations Officer;

Chief	Corporate Management Officer;

Chief	Distribution and Sales Officer;

Chief	Trading Officer;

Chief	Business Development Officer;

Chief	Generation and Transmission Officer;

Chief	Human Relations and Resources Officer;

Chief	Counsel; and

Chief	Institutional Relations and Communication Officer.

The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office.”.

b)	Alteration of Sub-item IV of Clause 22, to change the duties of the Chief Corporate Management Officer, with the following drafting:

“Clause	22 (.)

IV	To the Chief Corporate Management Officer:

a)	to decide, conduct and supervise the Company’s telecommunications and information technology policy;

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b)	to plan, put in place and maintain the Company’s telecommunications and information technology systems;

c)	to decide policies and rules on support services such as transport, administrative communication, security guarding, and provision of adequate quality in the workplace for the Company’s personnel;

d)	to provide the Company with infrastructure and administrative support resources and services;

e)	to coordinate the policies, processes and means of property security and security guarding approved by the Company;

f)	to administer the process of acquisition and disposal of materials, equipment and real estate property, contracting of works and services and construction and inspection of works on buildings;

g)	to effect quality control of the material acquired and of the qualification of contracted service providers;
h)	to administer and control the stock of material, and to arrange for separation and recovery of used material, and sales of excess and unusable material, and scrap;
i)	to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers or development agencies or industry associations, in the ambit of the State of Minas Gerais;
j)	to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais).”.

c)	Alteration of Sub-item IX of Clause 22, to replace the references to the duties of the Chief Officer for the Gas Division with a specification of the duties of the Chief Human Relations and Resources Officer, with the following drafting:

“Clause	22 (...)

IX	To the Chief Officer for Human Relations and Resources:

a)	to ensure the provision of appropriate personnel to the Company;

b)	to decide the Company’s human resources policy and to orient and promote its application;

c)	to coordinate the policies, processes and means of work safety approved by the Company;

d)	to orient and conduct the activities related to organizational studies and their documentation;

e)	to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

f)	to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

g)	to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.”.

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d)	Alteration of Sub-item VIII of Clause 22, to include Sub-clauses ‘t’ to ‘z’, containing new duties of the Chief Business Development Officer, with the following drafting:

“Clause	22 (...)

VIII	To the Chief Business Development Officer: (...)

t)	to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

u)	to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

v)	to carry out research, analyses and studies of investments and new technologies related to oil and gas and studies and development of business in that sector;

w)	to develop a structure of rules and standardization for projects in the field of oil and gas;

x)	to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the ambit of the oil and gas activities;

y)	to carry out research, studies, analyses and market projections of interest to the Company in the ambit of the oil and gas activities;

z)	to represent the Company in the various entities that bring together the companies of the oil and gas sector.”.

e)	Alteration in the drafting of Sub-clause ‘g’ of Sub-item I of Article 22, to exclude the conduct of activities of internal auditing from the duties of the Chief Executive Officer, with the following drafting:

“Clause	22 (...)

I	To the Chief Executive Officer (...)

g)	to manage and direct the Corporate Executive Office, and activities of strategic planning;”.

f)	Inclusion of Sub-clause ‘t’ in Clause 17, so that conduct of activities of internal auditing shall be a duty of the Board of Directors, with the following drafting:

“Clause	17 (...)

t)	to manage and direct the activities of internal auditing.”.

II)	Orientation of Cemig’s representatives to vote in favor of the agenda of changes in the by-laws at:

–	the Extraordinary General Meeting of Stockholders of Cemig D, and

–	the Extraordinary General Meeting of Stockholders of Cemig GT,

that are to be held on the same date as the General Meeting of Stockholders of Cemig that is held for the purpose of altering the by-laws.

Belo Horizonte, May 13, 2016

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José Afonso Bicalho Beltrão da Silva	Marcelo Gasparino da Silva
Mauro Borges Lemos	Marco Antônio de Rezende Teixeira
Allan Kardec de Melo Ferreira	Marco Antônio Soares da Cunha Castello Branco
Arcângelo Eustáquio Torres Queiroz	Paulo Roberto Reckziegel Guedes
Helvécio Miranda Magalhães Junior	Saulo Alves Pereira Junior
José Pais Rangel	Bruno Magalhães Menicucci
José Henrique Maia	Carlos Fernando da Silveira Vianna

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Appendix 1

CVM Instruction 481/09, Article 11

I – Copy of the by-laws, containing the proposed changes highlighted:

Below are the original by-laws of Cemig approved by the General Meeting for Formation of the Company, on May 22, 1952,

the minutes of which were filed with the Minas Gerais Commercial Board (JUCEMG) on May 27, 1952, under No. 57386

– including all changes made since that date.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

B Y L A W S

CHAPTER I

Name, constitution, objects, head office and duration

Clause 1

Companhia Energética de Minas Gerais – Cemig, constituted on May 22, 1952 as a corporation with mixed private and public sector stockholdings, is governed by these Bylaws and by the applicable legislation, and its objects are: to build, operate and commercially operate systems of generation, transmission, distribution and sale of electricity, and related services; to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; to provide consultancy services within its field of operation to companies in and outside Brazil; and to carry out activities directly or indirectly related to its objects, including the development and commercial operation of telecommunication and information systems.

§1

The activities specified in this Clause may be exercised directly by Cemig or, as intermediary, by companies constituted by it or in which it may hold a majority or minority stockholding interest, upon decision by the Board of Directors, under State Laws 828 of December 14, 1951, 8655 of September 18, 1984, 15290 of August 4, 2004 and 18695 of January 5, 2010.

§2

No subsidiary of Cemig, wholly-owned or otherwise, may take any action which might affect the condition of the State of Minas Gerais as controlling stockholder of the Company, in the terms of the Constitution of the State of Minas Gerais and the legislation from time to time in force.

§3	Since the Company’s securities are traded in the special listing segment referred to as Level 1 Corporate Governance of the BM&FBovespa Stock, Commodities and Futures Exchange, the Company, its stockholders, Managers and members of its Audit Board are subject to the provisions of the BM&FBovespa Level 1 Differentiated Corporate Governance Practice Regulations.

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Clause 2

The Company shall have its head office and management in Belo Horizonte, capital city of the state of Minas Gerais, Brazil, and may open offices, representations or any other establishments in or outside Brazil, upon authorization by the Executive Board.

Clause 3	The Company shall have indeterminate duration.

CHAPTER II

Capital and shares

Clause 4	The share capital of the Company is R$ 6,294,208,270.00, (six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais), represented by:
- 420,764,708 (four hundred twenty million seven hundred sixty four thousand seven hundred eight) nominal common shares each with nominal value of R$ 5.00; and
- 838,076,946 (eight hundred thirty eight million seventy six thousand nine hundred forty six) nominal preferred shares, each with nominal value of R$ 5.00
§1	The right to vote shall be reserved exclusively for the common shares, and each common share shall have the right to one vote in decisions of the General Meeting of Stockholders.
Clause 5	The preferred shares shall have right of preference in the event of reimbursement of shares and shall have the right to a minimum annual dividend of the greater of the following amounts:
a) 10% (ten percent) of their nominal value;
b) 3% (three percent) of the value of the stockholders’ equity corresponding to the shares.
Clause 6	The common shares and the preferred shares shall have equal rights to distribution of bonuses and stock dividends.
§1

Capitalization of monetary adjustment to the value of the registered capital shall require a decision by the General Meeting of Stockholders, but shall be obligatory when the limit specified in Article 297 of Law 6404 of December 15, 1976 is reached.

Clause 7

In the business years in which the Company does not obtain sufficient profit to pay dividends to its stockholders, the State of Minas Gerais shall guarantee to the shares issued by the Company up to August 5, 2004 and held by individual persons a minimum dividend of 6% (six percent) per year, in accordance with Clause 9 of State Law 828 of December 14, 1951, and State Law 15290 of August 4, 2004.

Clause 8	The State of Minas Gerais shall at all times obligatorily be the owner of the majority of the shares carrying the right to vote, and the capital subscribed by it shall be paid in in accordance with the legislation from time to time in force. The capital subscribed by other parties, whether individuals or legal entities, shall be paid in as specified by the General Meeting of Stockholders which decides on the subject.

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§ 1

The Executive Board may, in order to obey a decision by a General Meeting of Stockholders, suspend the services of transfer and registry of shares, subject to the legislation from time to time in force.

§2	The stockholders shall have the right of preference in subscription of increases of capital and in the issue of the Company’s securities, in accordance with the applicable legislation. There shall, however, be no right of preference when the increase in the registered capital is paid with funds arising from tax incentive systems, subject to the terms of §1 of Article 172 of Law 6404 of December 15, 1976.

CHAPTER III

The General Meeting of Stockholders

Clause 9

The General Meeting of Stockholders shall be held, ordinarily, within the first 4 (four) months of the year, for the purposes specified by law, and extraordinarily whenever necessary, and shall be called with minimum advance notice of 15 (fifteen) days, and the relevant provisions of law shall be obeyed in its convocation, opening and decisions.

§1

Stockholders may be represented in General Meetings of Stockholders in the manner specified in Article 126 of Law 6404, as amended, by showing at the time of the meeting, or by previously depositing at the Company’s head office, proof of ownership of the shares, issued by the depositary financial institution, accompanied by the proxy’s identity document and a power of attorney with specific powers.

Clause 10	The ordinary or extraordinary General Meeting of Stockholders shall be chaired by a stockholder elected by the General Meeting from among those present, who shall choose one or more secretaries.

CHAPTER IV

Management of the Company

Clause 11	The management of the Company shall be exercised by a Board of Directors and an Executive Board.
§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.

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§2

Appointments to positions on the Boards of Directors of the Company’s subsidiary or affiliated companies, the filling of which is the competency of the Company, shall be made as determined by the Board of Directors.

§3

Positions on the support committees to the Boards of Directors of the subsidiaries and affiliated companies, the filling of which is the competency of the Company, shall be filled by Members of the Boards of the respective subsidiaries or affiliated companies. The Chief Business Development Officer shall always be appointed as one of the members of such committees, and shall always act in shared activity with the Chief Finance and Investor Relations Officer or any other Chief Officer.

§4

The Board of Directors and the Executive Board, in the management of the company and of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., and of the other subsidiaries or affiliates and of the consortia in which they have direct or indirect holdings, shall obey the provisions of the Company’s Long-Term Strategic Plan, especially the dividend policy therein contained, as approved by the Board of Directors.

§5

The Long-Term Strategic Plan shall contain the long-term strategic planning and fundamentals, and the targets, objectives and results to be pursued and attained by the company and its dividend policy, and shall obey the commitments and requirements specified in § 7 below.

§6

The Long-Term Strategic Plan shall be revised annually by the Executive Board and approved by the Board of Directors and shall be reflected in all the plans, forecasts, activities, strategies, capital expenditure and expenses of the Company and its subsidiaries and affiliates, and the consortia in which it directly or indirectly participates, including the Company’s Multi-year Strategic Implementation Plan and the Annual Budget, which shall be approved by the Board of Directors.

§7

In the administration of the Company and in the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board shall faithfully obey and comply with the following targets:

a) to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (earnings before interest, taxes, depreciation and amortization);
b) to keep the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} equal to or less than 40% (forty per cent);

c)     to limit the consolidated balance of funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to the equivalent of a maximum of 5% (five per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

d)     to limit the consolidated amount of funds destined to capital expenditure and the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

e)     to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the Company’s Long-Term Strategic Plan, subject to the legal obligations;

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f)      to maintain the expenses of the wholly-owned subsidiary Cemig Distribuição S.A. and of any distribution subsidiary at amounts not greater than the amounts recognized in the tariff adjustments and reviews;

g) to maintain the revenues of the wholly-owned subsidiary Cemig Distribuição S.A. and of any subsidiary which operates in distribution at the amounts recognized in the tariff adjustments and reviews.
§8

The targets specified in §7 above shall be calculated on the consolidated basis, taking into account the Company and its permanent investments in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., subsidiaries, affiliated companies and consortia.

§9

The targets established in Sub-clauses “a”, “b”, “c” and “d” of § 7 above may be exceeded for reasons related to temporarily prevailing conditions, upon justification by grounds and prior specific approval by the Board of Directors, up to the following limits:

a) the Company’s consolidated debt to be less than or equal to 2.5 (two point five) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);
b) the consolidated ratio {Net debt / (Net debt + Stockholders’ equity)} to be limited to 50% (fifty per cent);

c)     the consolidated balance of the funds recognized in Current assets, for the purposes of Clause 30 of these Bylaws or otherwise, to be the equivalent of a maximum of 10% (ten per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization); and

d)     the consolidated amount of the funds allocated to capital expenditure and to the acquisition of any assets, only in the business years of 2006 and 2007, to be limited to maximum values of 65% (sixty-five per cent) and 55% (fifty-five per cent), respectively, of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization).

Section I

The Board of Directors

Clause 12

The Company’s Board of Directors shall be made up of 14 (fourteen) members and an equal number of substitute members. One of the members shall be its Chairman and another its Vice-Chairman, and all shall be elected for the same concurrent period of office of 2 (two) years, may be dismissed at any time by the General Meeting of Stockholders, and may be reelected.

§1

The substitute members shall substitute the respective members of the Board if the latter are absent or impeded from exercising their functions and, in the event of a vacancy, shall do so until the related replacement.

§2	The global or individual amounts of the remuneration of the Board of Directors shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

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§3	The minority holders of common shares, and the holders of preferred shares, each have the right to elect 1 (one) member of the Board of Directors, in a separate vote, in accordance with the law.
§4

The Boards of Directors of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. shall, obligatorily, be made up of the members and substitute members elected to the Board of Directors of the Company.

§5	The posts of Chairman of the Board of Directors and Chief Executive Officer of the Company may not be held by the same person.
§ 6

The members of the Board of Directors shall not take office unless they have previously signed the Managers’ Consent Undertaking, as specified in the Level 1 Regulations of the BM&FBovespa, and are also compliant with the applicable legal requirements.

Clause 13	In the event of a vacancy on the Board of Directors, the first subsequent General Meeting of Stockholders shall elect a new member, for the period of office which was remaining to the previous member.
§1	In this event, if the previous Board member was elected by a minority, the new member shall be elected by the same minority.
Clause 14

The Board of Directors shall meet ordinarily once a month, to analyze the results of the Company and its subsidiaries and affiliated companies, and to decide on other matters included on the agenda in accordance with its internal regulations. It shall also meet extraordinarily, on convocation by its Chairman, or its Vice-Chairman, or one-third of its members, or when requested by the Executive Board.

§1

The meetings of the Board of Directors shall be called by its Chairman or its Vice-Chairman, by written advice sent with 5 (five) business days’ notice, containing the agenda to be discussed. Meetings of the Board of Directors called on the basis of urgency may be called by its Chairman without being subject to the above-mentioned period provided that the other members of the Board are unequivocally aware of the convocation.

§2	Decisions of the Board of Directors shall be taken by the majority of the votes of the Board Members present, and in the event of a tie the Chairman shall have the casting vote.
Clause 15	The Chairman of the Board of Directors has the competency to grant leave to the Board’s members, and the other members of the Board have the competency to grant leave to the Chairman.
Clause 16

The Chairman and Vice-Chairman of the Board of Directors shall be chosen by their peers, at the first meeting of the Board of Directors that takes place after the election of its members, and the Vice-Chairman shall take the place of the Chairman when the Chairman is absent or impeded from exercising his functions.

Clause 17	The Board of Directors shall have the following attributions:
a) to fix the general orientation of the Company’s business;

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b) to elect or dismiss the Executive Officers of the Company, subject to these Bylaws;
c) to decide, prior to the Company entering into them, on contracts between the Company and any of its stockholders, or any company that exercises control or joint control of such stockholder;

d)     to decide, upon a proposal put forward by the Executive Board, on disposal or placement of a charge upon any of the Company’s property, plant or equipment, and on the giving by the Company of any guarantee to any third party of which the individual value is greater than or equal to R$ 14,000,000.00 (fourteen million Reais);

e)     to decide, upon a proposal put forward by the Executive Board, on the Company’s investment projects, signing of contracts and other legal transactions, contracting of loans or financings, or the constitution of any obligations in the name of the Company which, individually or jointly, have value of R$ 14,000,000.00 (fourteen million Reais) or more, including injections of capital into wholly-owned or other subsidiaries or affiliated companies or the consortia in which the Company participates;

f) to call the General Meeting of Stockholders;

g)     to monitor and inspect the management by the Executive Board: the Board of Directors may, at any time, examine the books and papers of the Company, and request information on contracts entered into or in the process of being entered into, and on any other administrative facts or acts which it deems to be of interest to it;

h) to give a prior opinion on the report of management and the accounts of the Executive Board of the Company;
i) to choose and to dismiss the Company’s auditors, from among companies with international reputation authorized by the Securities Commission (CVM) to audit listed companies;

j)      to authorize, upon a proposal by the Executive Board, commencement of administrative tender proceedings, and proceedings for dispensation from or non-requirement of tender, and the corresponding contracts, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

k)     to authorize, upon a proposal put forward by the Executive Board, filing of legal actions, or administrative proceedings, or entering into court or out-of-court settlements, for amounts of R$ 14,000,000.00 (fourteen million Reais) or more;

l) to authorize the issue of securities, in the domestic or external markets, for the raising of funding, in the form of debentures, promissory notes, medium-term notes and other instruments;
m) to approve the Company’s Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan, and the Annual Budget, and alterations and revisions to them;

n)     annually, to set the directives and establish the limits, including financial limits, for spending on personnel, including concession of benefits and collective employment agreements, subject to the competency of the General Meeting of Stockholders and the Annual Budget approved;

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o)     to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters;

p)     to approve the declarations of vote in the General Meetings of Stockholders and the orientations for voting in the meetings of the boards of directors of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

q) to approve the constitution of, and participation in the equity capital of, any company, undertaking or consortium;

r)      to approve the institution of committees, in accordance with its Internal Regulations, and each respective committee shall, prior to the decision by the Board of Directors, give its opinion, which shall not be binding: (i) on the matters over which competence is attributed to it by the Internal Regulations; and (ii) in relation to any matter whenever requested by at least 2/3 (two thirds) of the members of the Board of Directors, or the whole number of Members of the Board immediately below the number resulting from that quotient in the event that it is not a whole number; and

s) to authorize provisions in the Company’s accounts, in amounts of R$ 14,000,000.00 (fourteen million Reais) or more, upon proposal by the Executive Board.
t) to manage and direct the activities of internal auditing.
§1

The Board of Directors, by specific resolutions, may delegate to the Executive Board the power to authorize entering into contracts for sales of electricity or for provision of distribution or transmission services, in accordance with the legislation.

§2	The financial limits for decision by the Board of Directors shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.

Section II

The Executive Board

Clause 18	The Executive Board shall be made up of the following 11 (eleven) Executive Officers, who may be stockholders, resident in Brazil, elected by the Board of Directors:
Chief Executive Officer;
Deputy Chief Executive Officer;

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Chief Finance and Investor Relations Officer;
Chief Corporate Management Officer;
Chief Distribution and Sales Officer;
Chief Trading Officer;
Chief Business Development Officer;
Chief Generation and Transmission Officer;
Chief Human Relations and Resources Officer;
Chief Counsel; and
Chief Institutional Relations and Communication Officer.

The period of office of the Executive Officers shall be 3 (three) years, and re-election is permitted. The Executive Officers shall remain in their posts until their duly elected successors take office.

§1

No member of the Executive Board may take office without previously signing the Managers’ Consent Undertaking, as specified in the Level 1 Regulations, and being compliant with the applicable legal requirements.

§2

The global or individual amount of the remuneration of the Executive Board, including benefits of any type, shall be fixed by the General Meeting of Stockholders, in accordance with the legislation from time to time in force.

§3

The Executive Officers shall exercise their positions as full-time occupations in exclusive dedication to the service of the Company. They may at the same time exercise non-remunerated positions in the management of the Company’s wholly-owned or other subsidiaries or affiliated companies, at the option of the Board of Directors. They shall, however, obligatorily hold and exercise the corresponding positions in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

§4

Executive Officers who are not employees shall have the right to an annual period of not more than 30 (thirty) days’ remunerated leave. This leave may not be accumulated, and its remuneration shall be augmented by one-third of the monthly remuneration currently in effect. This leave shall be granted to them by the Chief Executive Officer; the leave of the Chief Executive Officer shall be granted by the Board of Directors.

Clause 19

In the event of absence, leave, resignation or vacancy of the post of the Chief Executive Officer, this post shall be exercised by the Deputy Chief Executive Officer, for whatever period the absence or leave may last, and, in the case of the post being vacant, of prevention of its exercise, or of resignation, until the post is filled by the Board of Directors.

§1	In the event of absence, leave, resignation or vacancy of the post of any of the other members of the Executive Board, the Executive Board may, by approval of a majority of its members, attribute the exercise of the respective functions to another Executive Officer, for as long as the period of absence or leave – or, in the event of vacancy, the impediment or resignation – lasts, until the post is filled by the Board of Directors.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

§2

The Chief Executive Officer or a member of the Executive Board elected in the way described in this clause shall hold the position for the time which remains of the period of office of the Executive Officer who is substituted.

Clause 20

The Executive Board shall meet, ordinarily, at least 2 (two) times per month and, extraordinarily, whenever called by the Chief Executive Officer or by 2 (two) Executive Officers with prior notice of at least 2 (two) days, but this notice shall not be necessary if all the Executive Officers are present. Unless stated to the contrary in the Bylaws, the decisions of the Executive Board shall be taken by a vote of the majority of its members, and in the event of a tie the Chief Executive Officer shall have a casting vote and the Board of Directors must be advised that the casting vote has been used.

Clause 21

The Executive Board is responsible for the current management of the Company’s business, subject to the obligation to obey the Long-Term Strategic Plan, the Multi-year Strategic Implementation Plan and the Annual Budget, prepared and approved in accordance with these Bylaws.

§1

The Company’s Multi-year Strategic Implementation Plan shall reflect the Company’s Long-Term Strategic Plan and contain the plans and projections for a period of 5 (five) business years, and must be updated at least once a year, and shall deal in detail with the following subjects, among others:

a) the Company’s strategies and actions, including any project related to its objects;
b) new investments and business opportunities, including those of the Company’s wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which it participates;
c) the amounts to be invested or in any other way contributed from the Company’s own funds or funds of third parties; and
d) the rates of return and profits to be obtained or generated by the Company.
§2

The Company’s Annual Budget shall reflect the Company’s Multi-year Strategic Implementation Plan and, consequently, the Long-Term Strategic Plan, and must give details of the operational revenue and expenses, the costs and capital expenditure, the cash flow, the amount to be allocated to the payment of dividends, investments of cash from the Company’s own funds or funds of third parties, and any other data that the Executive Board considers to be necessary.

§3

The Company’s Multi-year Strategic Implementation Plan and the Annual Budget shall be prepared and updated annually, by the end of each business year, to be in effect in the following business year. They shall be prepared in coordination with the Chief Executive Officer and the Chief Finance and Investor Relations Officer, respectively, and, in relation to the affiliates and subsidiaries, jointly with the Chief Business Development Officer, and at all times, in all aspects, with the participation of all the Chief Officers’ Departments. The Multi-Year Strategic Implementation Plan and the Annual Budget shall be submitted to examination by the Executive Board and, subsequently, to approval by the Board of Directors.

§4	The following decisions shall require a decision by the Executive Board:

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a) approval of the plan of organization of the Company and issuance of the corresponding rules and any changes to them;

b)     examination, and submission to the Board of Directors, for approval, of the Company’s Multi-year Strategic Implementation Plan, and revisions of it, including timetables, amount and allocation of the capital expenditure specified in it;

c) examination, and submission to the Board of Directors, for approval, of the Annual Budget, which must reflect the Multi-year Strategic Implementation Plan at the time in force, and revisions of it;

d)     decision on reallocation of investments or expenditure specified in the Annual Budget which amount, individually or in aggregate, in a single financial year, to less than R$ 14,000,000.00 (fourteen million Reais), with consequent adaptation of the targets approved, obeying the multi-year Strategic Implementation Plan and the Annual Budget;

e)     approval of disposal of or placement of a charge upon any of the Company’s property, plant or equipment, and the giving of guarantees to third parties, in amounts less than R$ 14,000,000.00 (fourteen million Reais);

f)      authorization of the Company’s capital expenditure projects, signing of agreements and legal transactions in general, contracting of loans and financings and the creation of any obligation in the name of the Company, based on the Annual Budget approved, which individually or in aggregate have values less than R$ 14,000,000.00 (fourteen million Reais), including injection of capital into wholly-owned or other subsidiaries, affiliated companies, and the consortia in which the Company participates, subject to the provisions of Sub-clause ‘o’ of Sub-item IV of Clause 22;

g)     approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;

h)     authorization to open administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts greater than or equal to R$ 2,800,000.00 (two million eight hundred thousand Reais) and less than R$ 14,000,000.00 (fourteen million Reais);

i) authorization to file legal actions and administrative proceedings, and to enter into Court and out-of-court settlements, for amounts less than R$ 14,000,000.00 (fourteen million Reais);
j) authorization of the provisions in the Company’s accounts of less than R$ 14,000,000 (fourteen million Reais), upon proposal by the Chief Finance and Investor Relations Officer;

k)     approval of the nominations of employees to hold management posts in the Company, upon proposal by the Chief Officer concerned, subject to the provisions of Sub-clause “h” of Sub-item I of Clause 22;

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l)      authorization of expenditure on personnel expenses and collective employment agreements, subject to the competency of the General Meeting of Stockholders, the directives and limits approved by the Board of Directors and the Annual Budget approved; and

m)    examination and decision on the contracting of external consultants, when requested by the office of any Chief Officer, subject to the provisions of Clause 17, Sub-clause “j”, and Clause 21, §4, Sub-clause “h”.

§5

Actions necessary for the regular functioning of the Company, entering into contracts, and other legal transactions shall be carried out by the Chief Executive Officer, jointly with one Executive Officer, or by a person holding a valid power of attorney.

§6

Powers of attorney must be granted by the Chief Executive Officer, jointly with an Executive Officer, except for the power described in Sub-clause “c” of Sub-item I of Clause 22, for which only the signature of the Chief Executive Officer is required.

§7	The financial limits for decision by the Executive Board shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, published by the Getúlio Vargas Foundation.
Clause 22	Subject to the provisions of the previous clauses, the following are the functions and powers attributed to the members of the Executive Board:

I	To the Chief Executive Officer:
a) to oversee and direct the work of the Company;

b)     to coordinate the preparation, consolidation and implementation of the Company’s Multi-year Strategic Implementation Plan; in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer; and in both cases with the participation of the other Chief Officers of the Company;

c) to represent the Company in the Courts, on the plaintiff or defendant side;
d) to sign, jointly with one Chief Officer, documents which bind the Company;
e) to present the annual report on the Company’s business to the Board of Directors and to the Ordinary General Meeting of Stockholders;
f) to hire and dismiss employees of the Company;
g) to manage and direct the Corporate Executive Office, and activities of strategic planning;
h) to propose to the Executive Board, for approval, jointly with the Chief Officer to whom the employee is linked, nominations for management positions in the Company; and

i)      to propose the appointments to positions of Management and positions on the Audit Boards of the wholly-owned subsidiaries, and of Fundação Forluminas de Seguridade Social – Forluz, after hearing the Chief Finance and Investor Relations Officer, and of the Company’s subsidiaries and affiliated companies and of the consortia in which the Company participates, after hearing the Chief Business Development Officer, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the provisions of §4 of Clause 12 and §3 of Clause 18 of these Bylaws prevail.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

II	To the Deputy Chief Executive Officer:
a) to substitute the Chief Executive Officer if he is absent, on leave, temporarily impeded from exercising his functions, or has resigned or his post is vacant;
b) to promote improvement of the Company’s social responsibility and sustainability policies;
c) to set the policies and guidelines for the environment, technological development, alternative energy sources and technical standardization;
d) to co-ordinate the Company’s strategy for operations in relation to social responsibility, the environment, technological processes and strategic management of technology;
e) to coordinate the putting in place and maintenance of the Company’s quality control systems;
f) to promote the implementation of programs for the Company’s technological development; and
g) to monitor the management of the plans for compliance with the guidelines for the environment, technology and improvement of quality.

III	To the Chief Finance and Investor Relations Officer:

a)     to make available the financial resources necessary for the operation and expansion of the Company, in accordance with an Annual Budget, conducting the processes of contracting of loans and financing, and the related services;

b)     to coordinate the preparation and consolidation of the Company’s Annual Budget, in the case of the affiliated companies and jointly-controlled subsidiaries, jointly with the Chief Business Development Officer, and in both cases with the participation of the other Chief Officers of the Company;

c) to arrange for economic and financial valuation of the Company’s capital expenditure investment projects, except those that are the responsibility of the Chief Business Development Officer;
d) to accompany the economic-financial performance of investment projects, according to targets and results approved by the Executive Board and the Board of Directors;
e) to carry out the accounting of, monitor and control the economic-financial transactions of the Company, including its wholly-owned and other subsidiaries;
f) to determine the cost of the service and to establish a policy on insurance, as set out in the Company’s Multi-year Strategic Implementation Plan;
g) to prepare the short-, medium- and long-term financial programming in detail, as specified in the Company’s Multi-year Strategic Implementation Plan and Annual Budget;

h)     to monitor and control the Company’s registered capital, and to propose to the Executive Board, for decision or for submission to the Board of Directors or the General Meeting of Stockholders, subject to the provisions of these Bylaws, the governance policy in relation to the market, and the dividend policy, of the Company and its subsidiaries, and to suggest the same for the affiliated companies;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

i) to coordinate the preparation and negotiation of the tariffs for supply and distribution of electricity, and the revenues from transmission, with the National Electricity Agency, Aneel;

j)      to be responsible for the provision of information to the investing public, to the Securities Commission (CVM) and to the Brazilian and international stock exchanges and over-the-counter markets, and the corresponding regulation and inspection entities, and to keep the Company’s registrations with these institutions updated;

k) to represent the Company to the CVM, the stock exchanges and other entities of the capital markets;

l)      to arrange for the financial management of the Company and of its wholly-owned and other subsidiaries, and affiliated companies, and of the consortia in which the company participates, within the criteria of good corporate governance and making continual efforts for compliance with their business plans, subject to the provisions of these Bylaws;

m) to monitor the economic and financial results of the Company’s holdings in the subsidiaries and affiliated companies;
n) to propose to the Executive Board, for approval or submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws:
(i) injections of capital into the wholly-owned subsidiaries; and

(ii)    jointly with the Chief Business Development Officer, injections of capital, exercise of the right of preference, and signing of voting agreements, in the subsidiaries, in the affiliated companies and in the consortia in which the Company participates;

o) to take part in the negotiations that involve constitution or alteration of corporate documents of all the companies in which the Company has any equity holding;

p)     to coordinate, jointly with the Chief Business Development Officer, the processes of disposal of stockholding interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force; and

q) to monitor and evaluate the financial performance of the subsidiaries and affiliates, and of the consortia in which the company participates, and to disseminate it within the Executive Board.

IV	To the Chief Corporate Management Officer:
a) to decide, conduct and supervise the Company’s telecommunications and information technology policy;
b) to plan, put in place and maintain the Company’s telecommunications and information technology systems;
c) to decide policies and rules on support services such as transport, administrative communication, security guarding, and provision of adequate quality in the workplace for the Company’s personnel;
d) to provide the Company with infrastructure and administrative support resources and services;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e) to coordinate the policies, processes and means of property security and security guarding approved by the Company;
f) to administer the process of acquisition and disposal of materials, equipment and real estate property, contracting of works and services and construction and inspection of works on buildings;
g) to effect quality control of the material acquired and of the qualification of contracted service providers;
h) to administer and control the stock of material, and to arrange for separation and recovery of used material, and sales of excess and unusable material, and scrap;

i)      to arrange for and implement programs to increase, develop and continually improve suppliers of materials and services of interest to the company, alone or in cooperation with other Chief Officers or development agencies or industry associations, in the ambit of the State of Minas Gerais;

j)      to authorize opening of administrative tender proceedings and proceedings for exemption from or non-requirement for tender, and the corresponding contracts, in amounts up to R$ 2,800,000.00 (two million eight hundred thousand Reais).

V	To the Chief Distribution and Sales Officer:
a) to make continuous efforts on behalf of the quality of supply of energy to consumers that are directly linked to the Company’s distribution system;
b) to prepare the planning of the Company’s distribution system;
c) to manage the implementation of the distribution facilities, including preparation and execution of the plan, construction and assembly;
d) to operate and maintain the electricity distribution system and the associated systems of supervision and remote control;
e) to manage the Company’s work safety policy in the ambit of his/her activities;
f) to propose and implement the policies for service to consumers served by this Chief Officer’s Department;
g) to develop programs and actions with captive consumers with demand lower than 500kW, with a view to the most efficient use of electricity;
h) to establish commercial relationships with and coordinate the sale of electricity and services to captive consumers with demand lower than 500 kW;
i) to carry out environmental programs and actions within the scope of this Chief Officer’s Department; and
j) to represent the Company in the Brazilian Electricity Distributors’ Association (Abradee) and with other entities of the distribution sector;
k) to propose policies and guidelines to ensure the physical security of the distribution facilities, and to manage the asset security of these facilities;

l)      to seek continuous improvement of the processes of operation and maintenance, through the use of new technologies and methods, aiming to improve the quality and reduce the cost of those activities; and

m) to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

VI	To the Chief Generation and Transmission Officer:
a) to make continuous efforts on behalf of the quality of supply of electricity to consumers that are directly linked to the transmission system;
b) to prepare the planning of generation and transmission;
c) to operate and maintain the generation and transmission systems and the associated systems of supervision and remote control;
d) to carry out environmental programs and actions within the scope of this Chief Officer’s Department;
e) to develop and conduct such hydro-meteorological activities as are of interest to the Company;
f) to manage the operations arising from interconnection of the Company’s electricity transmission system with those of other companies, and the connection of agents to the Company’s basic network;

g)     to represent the Company in relations with the National System Operator (ONS), the Brazilian Electricity Generators’ Association (Abrage) and other entities representing the electricity generation and transmission sector;

h) to manage the Company’s central laboratories and workshops;
i) to coordinate and put in place projects for refurbishment, modernization, improvement, reactivation and de-activation in the generation and transmission facilities;
j) to propose and implement measures that aim to ensure the connectivity of the various agents of the electricity sector, linked to the Company’s transmission system;
k) to propose and implement the policies and guidelines that aim to ensure the physical security of the generation and transmission facilities, and to manage the industrial safety of those facilities;
l) to manage and promote the Company’s work safety policy within the scope of his/her activities;

m)    to manage and put in place the undertakings for expansion of generation, transmission and co-generation, arranging for planning, construction and assembly, and ensuring the proper physical and financial performance of those undertakings;

n)     to supply technical support to negotiations for making possible the projects for expansion of generation, transmission and co-generation, and to take part in the negotiation of documents of the consortia of entrepreneurs and special-purpose companies; and

o) to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.
VII	To the Chief Trading Officer:
a) to carry out research, studies and projections on the markets of interest to the Company;
b) to coordinate the planning and execution of the purchase of electricity to serve the Company’s market and the sale of energy from its own generation sources;

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c) to coordinate the purchase and sale of electricity in its different forms and modalities, including importation, exportation and holdings in all the segments of markets specialized in energy;
d) to coordinate the provision of services of intermediation of business transactions related to the sale of electricity to any authorized agent;

e)     to represent the Company in the Electricity Trading Chamber (CCEE), taking responsibility for the transactions carried out in the ambit of that chamber, and to represent the Company in relations with the other electricity trading entities;

f) to coordinate the establishment of the prices for purchase and sale of electricity, and to propose them to the Executive Board for approval;

g)     to establish commercial relations with and coordinate the sale of electricity and services to individual consumers, or groups of consumers, served at voltages of 2.3kV or more and contracted demand of 500kW or more, and also business groups;

h) to identify, measure and manage the risks associated with the trading of electricity;
i) to negotiate and manage the commercial transactions involved in transport and connection of any party accessing the distribution system;
j) to negotiate and manage the Contracts for Use of the Transmission System with the National System Operator (ONS) and for connection to the Distribution System with transmission companies;
k) to manage the trading of the Company’s carbon credits, in coordination with the Office of the Chief Business Development Officer; and
l) to monitor and evaluate the technical and operational performance of the Company’s wholly-owned subsidiaries, and disseminate this information within the Executive Board.
VIII	To the Chief Business Development Officer:

a)     to arrange for search, analysis and development of new business of the Company in the areas of generation, transmission and distribution of electricity, and oil and gas, and in other activities directly or indirectly related to the Company’s objects;

b)     to arrange for technical, economic-financial, and environmental feasibility studies of new business for the Company, in coordination with the Chief Officer’s Departments related to those businesses;

c)     to coordinate negotiations and implement partnerships, consortia, special-purpose companies and other forms of association with public- or private-sector companies necessary for the development of new business, and also the negotiation of contracts and corporate documents of those projects;

d)     to coordinate, jointly with the Chief Executive Officer, the preparation and consolidation of the Company’s Multi-Year Strategic Implementation Plan; and with the Chief Finance and Investor Relations Officer, of the Annual Budget in relation to the affiliated companies and subsidiaries;

e) to coordinate the participation of the Company in tender proceedings for obtaining grant of concessions in all the areas of its activity;
f) to seek, coordinate, evaluate and structure the opportunities for acquisition of new assets in all the sectors and activities directly or indirectly related to the company’s Objects;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

g) to coordinate the Company’s participation in the auctions of new business opportunities held by any person or legal entity, under public or private law, including regulatory agencies;
h) to promote the search for, and analysis of, business opportunities related to the use of carbon credits, within the ambit of the company;
i) to prepare the planning and the Capital Expenditure Program of new business in all the sectors and activities directly or indirectly related to the Company’s objects;
j) to represent the Company in relations with the entities for planning of expansion of the electricity sector in its areas of operation;
k) to accompany Brazil’s energy planning, within the Company;

l)      to propose to the Executive Board, for approval or submission to the Board of Directors, assumptions for new investments to be made by the Company (IRR, payback, cost of capital, and any other indicators of risk/return that may be necessary);

m)    to propose, jointly with the Chief Finance and Investor Relations Officer, to the Executive Board, for approval or for submission to the Board of Directors or to the General Meeting of Stockholders, depending on the competency specified in these Bylaws, matters relating to injections of capital, exercise of the right of preference and making of voting agreements in the subsidiaries and affiliates and in the consortia in which the company participates;

n)     to coordinate, within the ambit of the Company, negotiations that involve constitution and alteration of stockholding documents of the subsidiaries and affiliates, and of the consortia in which the Company participates;

o)     to monitor and supervise the management and development of the subsidiaries and affiliates, within the criteria of good governance and making efforts at all times for compliance with their business plans, subject to the provisions of these Bylaws;

p)     to coordinate, jointly with the Chief Finance and Investor Relations Officer, processes of disposal of equity interests held by the Company, subject to the provisions of the legislation and regulations from time to time in force;

q)     to monitor and evaluate the technical-operational performance of the subsidiaries and affiliates and of the consortia in which the company participates, and to disseminate it within the Executive Board;

r) to represent the Company, in the terms of §3 of Clause 11 of these Bylaws, in the support committees to the Boards of Directors of its subsidiaries and affiliates; and

s)     to coordinate matters relating to new business and the management of the equity holdings of the Company and of its subsidiaries and affiliates, and of the consortia in which the company participates, in interaction with the other Chief Officers of the Company.

t)      to coordinate, in the name of the Company and its wholly-owned and other subsidiaries, all the activities related to exploration, acquisition, storage, transport, distribution and sale of oil and gas or oil products and by-products, directly or through third parties;

u)     to propose to the Executive Board guidelines and general rules and plans for operation, prospecting, exploration, acquisition, storage, transport, distribution and sale of activities of the oil and gas business;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

v) to carry out research, analyses and studies of investments and new technologies related to oil and gas and studies and development of business in that sector;
w) to develop a structure of rules and standardization for projects in the field of oil and gas;
x) to consolidate the management of the work safety policies of Gasmig and of other special-purpose companies, in the ambit of the oil and gas activities;
y) to carry out research, studies, analyses and market projections of interest to the Company in the ambit of the oil and gas activities;
z) to represent the Company in the various entities that bring together the companies of the oil and gas sector.
IX	To the Chief Officer for Human Relations and Resources:
a) to ensure the provision of appropriate personnel to the Company;
b) to decide the Company’s human resources policy and to orient and promote its application;
c) to coordinate the policies, processes and means of work safety approved by the Company;
d) to orient and conduct the activities related to organizational studies and their documentation;

e)     to carry out the negotiations of collective work agreements, in accordance with the guidelines and limits approved by the Board of Directors, submitting the proposals negotiated for approval by the Executive Board;

f)      to propose to the Chief Executive Officer, for submission to the Executive Board for approval, from among the employees of the Company and of the other companies involved in the negotiations, appointments of employees to the Union Negotiation Committee, and also the appointment of its coordinator;

g)     to present to the Executive Board the assessments received from a leadership succession development program, put in place by the Company, for the purpose of giving the Executive Board input for its decisions on appointments of employees to management posts.

X	To the Chief Counsel:
a) to coordinate the legal activities of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976, comprising:
– organization and supervision of the legal services of the companies in the areas of litigation and consultation, in all the areas of law;
– establishment of directive guidelines, issuance of legal orientations and preventive activity in legal matters in the interest of the Companies;
– adoption of measures aiming for integration and synergy of the legal areas of the Companies;
– promotion of the defense of the interests of the companies in the Courts and in the administrative sphere; and
– decision on strategies in law and in case procedure to be adopted by the companies;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b) to support the other areas of the Company, and of its wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976, in legal and juridical matters;
c) to propose and implement the directive guidelines for contracting of external legal services, coordinating and supervising their execution; and

d)     to coordinate the information relating to the Company’s legal actions, proceedings in the administrative sphere and services of legal consultancy; and of those of the Company’s wholly-owned and other subsidiaries, in accordance with Article 116, Sub-clauses “a” and “b”, of Law 6404/1976; and periodically or when requested, to inform the Executive Board and the Board of Directors on the strategy adopted in terms of proceedings and law, and the progress and development of such proceedings.

XI	To the Chief Institutional Relations and Communication Officer:

a)     to coordinate the representation of the Company and of its wholly-owned subsidiaries within the scope of its regulatory attributions in relations with the regulatory agencies, the Mining and Energy Ministry, and forums and associations of the sector;

b)     to coordinate the institutional relationships of the Company and of its wholly-owned subsidiaries, including the principal forums of legislation and development of public policies associated with the electricity sector;

c)     to coordinate the processes of inspection, and notices, originating from the regulatory agencies related to the Company and its wholly-owned subsidiaries, jointly with the Chief Officers’ Departments involved;

d) to coordinate, based on the Company’s Strategic Planning, the disclosure of institutional and corporate information about the Company and its wholly-owned subsidiaries;

e)     to coordinate the accompaniment of proposals for legislation and regulations, and also the statements of position of the Company and its wholly-owned subsidiaries, jointly with the Chief Officer’s Departments involved;

f)      to coordinate analysis and arrangements made for preparation of regulatory scenarios, ensuring that the impacts on the business of the Company’s wholly-owned subsidiaries are evaluated, to provide supporting input for the Company’s strategic corporate planning;

g)     to coordinate and align the corporate communication actions of the Company and of its wholly-owned subsidiaries to preserve the Company’s culture and values in relations with stockholders, employees, communities, clients, suppliers, government and opinion-formers, also ensuring alignment with the Company’s Strategic Plan;

h)     to coordinate the corporate communication efforts and actions of the Company and of its wholly-owned subsidiaries, aiming to maintain and strengthen the brand and sustain the addition of value in the relationships with the Company’s significant publics in such a way as to ensure a strong and positive reputation;

i) to coordinate actions on defining and implementing the use of the brands of the Company and of its wholly-owned subsidiaries, to guarantee the value and strengthening of the Company;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

j)     to coordinate actions in relation to preservation of the Memory Project of the Company and of its wholly-owned subsidiaries, making continuous efforts on behalf of the physical collections of the Company and of its wholly-owned subsidiaries;

k) to coordinate the monitoring, control and disclosure of institutional and corporate information;

l)     to coordinate, in accordance with the directives established by the Board of Directors, the use of funds for cultural projects, especially those of social responsibility, with funds under incentive laws;

m) to coordinate the disclosure of programs for energy efficiency and other programs directed to needy communities; and
n) to carry out the function and activities of the Company’s Ombudsman.
§1

The competencies of representation before technical and administrative bodies and associations granted to the Chief Officers under this clause do not exclude the Chief Executive Officer’s competency of representation, nor the need for obedience to the provisions in these Bylaws in relation to prior obtaining of authorizations from the management bodies to contract obligations in the name of the Company.

§2

The competencies to enter into contracts and other legal transactions and for constitution of any obligation in the name of the Company given to the Chief Officers under this Clause do not exclude the competency of the Executive Board and of the Board of Directors, as the case may be, nor the need for obedience to the provisions in these Bylaws in relation to the financial limits and to prior obtaining of authorizations from the management bodies, when required.

§3

As well as the exercise of the attributions set for them in these Bylaws, each Chief Officer’s Department has the competency to ensure the cooperation, assistance and support of the other Chief Officer’s Departments in the areas of their respective competencies, with the aim of success in the greater objectives and interests of the Company.

§4

The projects developed by the Company in the area of the Office of the Chief Business Development Officer, once structured and constituted, must be assumed by the respective Chief Officer’s Departments responsible for their construction, execution, operation and sales, as defined in these Bylaws.

§5

It is the competency of each Chief Officer, within the area of his/her activity, to arrange for the actions necessary for compliance with and effective implementation of the work safety policies approved by the Company.

§6	The financial limit set by Sub-clause “o” of Item IV of this clause shall be adjusted, in January of each year, by the IGP-M (General Market Price) inflation index, produced by the Getúlio Vargas Foundation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CHAPTER V

The Audit Board

Clause 23

The Company’s Audit Board shall function permanently and shall be made up of between 3 (three) and 5 (five) members and their respective substitute members, who shall be elected annually, on the occasion of the Annual General Meeting, and may be re-elected.

§1	The Audit Board shall elect its Chairman from among its members, and the Chairman shall call and chair the meetings.
Clause 24

In the event of resignation of the position, death or impediment, a member of the Audit Board shall be replaced by his or her respective substitute, until the new member is elected, and such member shall be chosen by the same party that appointed the substitute.

Clause 25

The responsibilities and powers of the Audit Board are those set by the Corporate Law, and also, to the extent that they do not conflict with Brazilian legislation, those required by the laws of the country in which the Company’s shares are listed and traded, in accordance with its Regulations.

Clause 26	The remuneration of the members of the Audit Board shall be fixed by the General Meeting of Stockholders which elects it, in accordance with the legislation from time to time in force.

CHAPTER VI

The business year

Clause 27

The business year shall coincide with the calendar year, closing on 31 December of each year, when the Financial Statements shall be prepared, in accordance with the relevant legislation. Financial statements for periods of six months or interim statements for shorter periods may be prepared.

Clause 28

Before any other sharing of the profit, there shall be deducted from the result for the business year, in this order: retained losses, the provision for income tax, the Social Contribution tax on Net Profit and the profit shares of the employees and the managers.

§1	The net profit ascertained in each business year shall be allocated as follows:
a) 5% (five percent) to the legal reserve, up to the limit specified by law;
b) 50% (fifty percent) distributed as obligatory dividends to the stockholders of the Company, subject to the other terms of these Bylaws and the applicable legislation; and

c)     the balance, after the retention specified in a capital expenditure and/or investment budget prepared by the Company’s management, in compliance with the Company’s Long-Term Strategic Plan and the dividend policy contained therein and duly approved, shall be applied in the constitution of a profit reserve for the purpose of distribution of extraordinary dividends, in accordance with Clause 30 of these Bylaws, up to the maximum limit specified by Clause 199 of the Corporate Law.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 29	The dividends shall be distributed in the following order:
a) the minimum annual dividend guaranteed to the preferred shares;
b) the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares.
§1

Once the dividends specified in Sub-clauses “a” and “b” of the head paragraph of this clause have been distributed, the preferred shares shall have equality of rights with the common shares in any distribution of additional dividends.

§2

The Board of Directors may declare interim dividends, in the form of interest on equity, to be paid from retained earnings, profit reserves or profits ascertained in six-monthly or interim financial statements.

§3

The amounts paid or credited as Interest on Equity, in accordance with the relevant legislation, shall be imputed as on account of the amounts of the obligatory dividend or of the dividend payable under the Bylaws to the preferred shares, being for all purposes of law a part of the amount of the dividends distributed by the Company.

Clause 30

Without prejudice to the obligatory dividend, every two years, starting from the business year of 2005, or more frequently if the Company’s availability of cash so permits, the Company shall use the profit reserve specified in Sub-clause “c” of Clause 28 of these Bylaws for the distribution of extraordinary dividends, up to the limit of cash available, as determined by the Board of Directors, in obedience to the Company’s Long-Term Strategic Plan and the Dividend Policy contained therein.

Clause 31

The dividends declared, obligatory or extraordinary, shall be paid in 2 (two) equal installments, the first by June 30 and the second by December 30 of each year, and the Executive Board shall decide the location and processes of payment, subject to these periods.

§1	Dividends not claimed within a period of 3 (three) years from the date on which they are placed at the disposal of the stockholder shall revert to the benefit of the Company.
Clause 32

The employees have the right to a share in the profits or results of the Company, upon criteria authorized by the Executive Board based on the guidelines approved by the Board of Directors and limits established by the General Meeting of Stockholders, in accordance with the specific legislation.

Clause 33	It is the competency of the General Meeting of Stockholders to set, annually, the limits to sharing by the managers in the profits of the Company, subject to the provisions of §1 of Article 190 of Law 6404 of December 15, 1976.

CHAPTER VII

Liabilities of the Management Officers

Clause 34	The management officers are liable to the Company and to third parties for the actions which they take in the exercise of their functions, as specified by the law and by these Bylaws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Clause 35

The Company guarantees defense of members of the Board of Directors, the Audit Board and the Executive Board in Court and/or administrative proceedings, on the plaintiff or defendant side, during or after their periods of office, occasioned by events or acts related to the exercise of their specific functions which do not violate the provisions of law or of these Bylaws.

§1	The guarantee given in the head paragraph of this clause extends to employees who legally carry out actions by delegation from the Company’s management officers.
§2

The Company may contract third-party liability insurance to cover the expenses of proceedings, fees of counsel and indemnities arising from the legal or administrative proceedings referred to in the head paragraph of this Clause, upon decision by the Board of Directors.

§3	Any member of the Board of Directors or the Audit Board, or any Chief Officer or employee against whom a Court judgment subject to no further appeal is given must reimburse the Company all the costs, expenses and losses caused to it.

END

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix 2

CVM Instruction 481/09

II	Report detailing the origin and justification of the proposed alterations and analyzing their legal and economic effects

Alteration of the by-laws of Cemig:

Justifications:

a)	It is opportune to make changes to the Company’s by-laws,

– to abolish the position of Chief Officer for the Gas Division;

– to re-define the duties of the Chief Corporate Management Officer; and

– to create the office and department of Chief Officer for Human Relations and Resources;

in order to:

– optimize mutual communication with the employees;

– increase the specialization of corporate functions in line with best market practices; and

– enable agility in taking of decisions.

b)	Since the Chief Officer for the Gas Division will no longer be part of the Executive Board, his/her duties will be assumed by the Chief Officer for Business Development.

c)	Best governance practices in relation to transparency and independence indicate that the functions of internal auditing should be under the coordination and monitoring of the members of the Board of Directors.

d)	Clause 11, Paragraph 1 of the by-laws of Cemig states:

“Clause 21 (...)

§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

e)	Cemig Geração e Transmissão S.A. (‘Cemig GT’) and Cemig Distribuição S.A. (‘Cemig D’) will hold Extraordinary General Meetings of Stockholders to change their by-laws on the same date on which Cemig changes its by-laws;

f)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause 21 (...)

§4	The following matters shall require a decision by the Executive Board: (...)

g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;”

Economic and legal effects:

None

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

19. EARNINGS RELEASE 1Q 2016

PUBLICATION OF RESULTS

CEMIG REPORTS

1Q16 EBITDA OF

R$ 643 MILLION

Main factors in the quarter

¡     Change in profile of allocation of supply in 2016

¡     Spot price significantly lower this year

¡     Significantly lower sales of gas to industry and thermal generation plants

¡     Negative equity contribution from Renova: significant impact

Indicators (GWh)	1Q16	1Q15	Change %
Electricity sold, GWh (excluding CCEE)	13,284	15,782	(15.83)

Indicators – R$ ’000	1Q16	1Q15	Change %
Sales on CCEE	2,630	1,010,932	(99.74)
Net debt	13,249,246	11,731,593	12.94
Gross revenue	7,354,294	7,941,700	(7.40)
Net revenue	4,451,660	5,849,279	(23.89)
Ebitda (IFRS)	643,331	2,578,893	(75.05)
Net profit in the quarter	5,207	1,484,627	(99.65)
Earnings per share	(0.004)	1.18	—
Ebitda margin	14.44	44.09	(29.65 p.p. )

Conference call

Publication of 1Q16 results

Video webcast and conference call

May 17, 2016 (Tuesday) : 11 AM, Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Português Available from May 17 to June 1, 2016

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: (+55-31) 3506-5024

Fax: (+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

¡	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

¡	General Manager, Investor Relations

Antônio Carlos Vélez Braga

¡	Manager, Investor Market

Robson Laranjo

Cemig stock price performance

Security	Ticker	Currency	Close of March 31, 2016	Close of 2015	Change in the period %
Cemig PN	CMIG4	R$	7.68	5.67	35.49%
Cemig ON	CMIG3	R$	7.42	5.98	24.18%
ADR PN	CIG	US$	2.15	1.38	55.28%
ADR ON	CIG.C	US$	2.15	1.70	26.74%
Ibovespa	Ibovespa	—	50,055	43,349	15.47%
IEEX	IEEX	—	27,859	24,803	12.32%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 2.84 billion in 1Q16, a daily average of R$ 47.40 million. They handle in both its common (ON) and preferred (PN) shares, Cemig was the Brazilian electricity company with the highest trading liquidity, and one of the most traded Brazilian stock market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q16 was US$ 442.3 million: we see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange (Bovespa) index – the Ibovespa – rose 15.47% in the quarter, closing the quarter at 50,055 points. Cemig’s shares outperformed the principal Brazilian stock index and also the electricity sector index: the common (ON) shares rose 24.18% in the quarter, and the preferred (PN) shares rose 35.49%. The strengthening of both the Bovespa index and Cemig’s share prices reflected the change in market expectations.

Cemig’s long-term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA–(bra)	Negative	AA–(bra)	Negative	AA–(bra)	Negative
S&P	brA	Negative	brA	Negative	brA	Negative
Moody’s	A2.br	Negative	A2.br	Negative	A2.br	Negative

Global Rating:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB-	Negative	BB-	Negative	BB-	Negative
Moody’s	Ba3	Negative	Ba3	Negative	Ba3	Negative

Note: Fitch gives only Brazilian – not global – ratings.

On February 25, 2016, Moody’s downgraded its Brazilian ratings for Cemig and its wholly-owned subsidiaries Cemig D and Cemig GT, and their debenture issues, from Aa2.br to A2.br; and their global ratings from Ba1 to Ba3. The outlook was changed to negative.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	1Q16	1Q15	Change %
REVENUE	4,451,660	5,849,279	(23.89)

OPERATING COSTS
Personnel	(413,407)	(336,438)	22.88
Employees’ and managers’ profit shares	—	(80,973)	—
Post-retirement liabilities	(75,186)	(57,609)	30.51
Materials	(10,980)	(13,882)	(20.90)
Raw materials and inputs for production of electricity	(18)	(77,518)	(99.98)
Outsourced services	(208,004)	(198,829)	4.61
Electricity purchased for resale	(1,931,361)	(2,421,404)	(20.24)
Depreciation and amortization	(199,033)	(247,121)	(19.46)
Operating provisions	(251,770)	(43,164)	483.29
Charges for use of the National Grid	(258,706)	(241,389)	7.17
Gas bought for resale	(237,863)	(262,008)	(9.22)
Infrastructure construction costs	(235,021)	(233,573)	(0.62)
Other operational expenses, net	(128,086)	(128,221)	(0.11)

TOTAL COST	(3,949,435)	(4,342,129)	(9.04)

Equity method gain (loss)	(57,927)	90,092	—
Gain (loss) on reorganization – Aliança	—	734,530	—

Operational profit before Financial income (expenses) and taxes	444,298	2,331,772	(80.95)

Financial revenues	226,580	290,302	(21.95)
Financial expenses	(639,138)	(563,752)	13.37

Profit before income tax and Social Contribution tax	31,740	2,058,322	—

Current and deferred income tax and Social Contribution tax	(26,533)	(573,695)	(95.38)

NET PROFIT FOR THE PERIOD	5,207	1,484,627	(99.65)

Interest of the controlling stockholders	5,119	1,484,482
Interest of non-controlling stockholder	88	145

NET PROFIT FOR THE PERIOD	5,207	1,484,627

Fair value gain (loss) on stockholding transaction	—	(573,182)

ADJUSTED NET PROFIT FOR THE PERIOD	5,207	911,445	(99.43)

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição S.A. (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão S.A. (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015).

The total for sales in Cemig’s consolidated electricity market comprises sales to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the wholesale trading chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group ).

In 1Q16 the Cemig group sold a total volume of 13,284 GWh. This volume was 15.8% less than its total sales volume in 1Q15.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 10,587 GWh, or 9.9% less than in 1Q15.

Overall, electricity consumption has been affected since 1Q15 by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system, resulting in significant increases in consumers’ electricity bills.

Sales to distributors, traders, other generating companies and independent power producers totaled 2,697 GWh – or 33.2% less than in 1Q16.

In March 2016 the Cemig group invoiced 8,120,322 clients – a growth of 1.9% in the consumer base in the year since March 2015. Of these, 8,120,262 are final consumers, including Cemig’s own consumption; and 60 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change, %	Average price 1Q16 R$	Average price 1Q15 R$
	1Q16	1Q15
Residential	2,490,519	2,563,143	(2.83)	812.54	603.46
Industrial	4,837,976	5,816,894	(16.83)	278.43	220.93
Commercial, Services and Others	1,687,814	1,696,604	(0.52)	689.19	499.13
Rural	723,827	794,723	(8.92)	445.62	319.80
Public authorities	215,405	217,588	(1.00)	624.15	486.26
Public lighting	329,062	331,051	(0.60)	418.96	302.52
Public service	292,885	316,384	(7.43)	467.58	343.97

Subtotal	10,577,488	11,736,387	(9.87)	497.82	361.92

Own consumption	9,452	9,819	(3.74)	—	—
Wholesale supply to agents in Free and Regulated Markets (*)	2,696,632	4,035,551	(33.18)	204.61	209.96

Total	13,283,572	15,781,757	(15.83)	445.27	325.63

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks in 1Q16 totaled 10,460 GWh, or 3.3% less than in 1Q16.

There are two components of this reduction: Consumption by the captive market 5.5% lower year-on-year, and use of the network by Free Clients 0.5% lower.

In March 2016 Cemig billed 8,120,073 consumers, or 1.9% more consumers than in March 2015. Of this total, 445 are Free Consumers using the distribution network of Cemig D.

Consolidated	Number of clients		Change, %
	1Q16	1Q15
Residential	6,566,165	6,429,953	2.1
Industrial	74,922	75,736	-1.1
Commercial, Services and Others	713,951	713,759	—
Rural	684,988	671,531	2.0
Public authorities	62,994	62,506	0.8
Public lighting	4,438	3,794	17.0
Public service	11,414	10,459	9.1

Total	8,118,872	7,967,738	1.9

Comments on the various consumer categories:

Residential

Residential consumption was 2,491 GWh of the electricity transacted by Cemig, or 2.83% less than in 1Q15.

The lower level of residential consumption is due to:

¡	Increases in rates, and application of the ‘Tariff Flag’ rates as from January 2015.

¡	Reduction in families’ disposable income over the year 2005 and in the first quarter of 2016.

¡	Deterioration in family confidence.

¡	Fewer calendar days in first quarter 2016 (90.2 days) that in first quarter 2015 (91.8 days).

¡	Lower temperatures in 1Q16 than 1Q15, resulting in less use by consumers of air conditioners and ventilators in their homes.

Average monthly consumption per consumer in 1Q16 was 126.4 KWh/month, or 4.6% lower than the average for 2015 (132.4 KWh/month).

Industrial

Electricity used by captive clients was 7.9% of the volume of electricity distributed by Cemig, totaling 831 GWh in 1Q16, 12.6% less than 1Q15.

This is in line with the continuing retraction of economic activity both in Minas Gerais and in the whole of Brazil, and the performance of the international market:

¡	lower physical production, reflecting undesired inventory levels and less demand, leading to idle manufacturing capacity and lower use of labor;

¡	lack of entrepreneur confidence, and low levels of public and private investment;

¡	uncertainties in the Brazilian political and economic situation; and

¡	high cost of corporate credit due to high interest rates, and banks being more selective in granting loans.

The decline in consumption is seen in most areas of economic activity: food products (-3.9%), nonmetallic minerals (–17.0%), mining (–8.6%), chemicals (–11.6%), metallurgy/pig-iron (–30.1%) and metal products (–13.8%).

The electricity market of Cemig GT

Cemig GT’s sales volume in 1Q16 was affected by termination of concession of plants. As from the termination, Cemig GT received payment for this output was under the Physical Guarantee Quota regime, and via settlement on the spot market.

Cemig GT’s market comprises sales of power as follows:

(I)	in the Free Market (Ambiente de Contratação Livre – ACL) to Free Clients, either located in Minas Gerais or in other States;

(II)	to other agents in the electricity sector – traders, generators and independent power producers (in the Free Market);

(III)	to electricity distributors (in the Regulated Market – ACR); and

(IV)	sales in the CCEE (Wholesale Electricity Trading Chamber).

The total supply billed by Cemig GT in 1Q16 was 6,703 GWh, or 24.6% less than in 1Q15.

The number of clients billed by Cemig GT was 28.6% higher than at the end of March 2015, totaling 684. Of these: 623 were industrial and commercial clients, 47 were distribution companies, and 14 were companies in the category of traders, generators and independent power producers.

Free clients consumed 3,975 GWh in 1Q16, or 59.3% of the total electricity provided by Cemig GT, and 16.9% less than in 1Q15 – on the following main factors:

¡	reduction of consumption by industrial clients due to the continuous retraction in economic activity at state and national level in Brazil, and the performance of the international economy;

¡	lower availability of power for sale due to the conditions for renewal of concessions, as per Law 1303/2050 – this supply was redirected to the Physical Guarantee Quota regime; and

¡	shutdown of a mining operation in Minas Gerais state.

In 1Q16 Cemig GT added 113 new clients in the Commercial category, mainly outside the state of Minas Gerais.

Sales and trading transactions in electricity with other agents of the electricity sector in the Free Market lead to selling opportunities, which lead to short-term sales contracts. In 1Q16 total sales of electricity were 2,049 GWh, or 18.7% less than in 1Q15.

Sales in the Regulated Market, including sales to Cemig D, were 57.3% lower than in 1Q15, for several reasons:

¡	Cessation of contracts entered into as a result of the corporate reorganization of the Cemig group, with the transfer of assets from Cemig GT to Aliança Energia; and

¡	Termination of contracts made at the 18th Adjustment Auction, held in the first half of 2015, and the second ‘Existing Supply’ Auction, held in 2005 at governing the period 2005–2015.

Since September 15, 2015 the São Simão Plant has been serving the Regulated Market under the ‘quota’ regime, in accordance with Ministerial Order 432/2015. The company now recognizes only the revenue from provision of the services of operation and maintenance of the plant.

Physical totals of transport and distribution – MWh

Description	MWh		Change %
	1Q16	1Q15
Total energy carried
Electricity transported for distributors	84,955	87,127	(2.49)
Electricity transported for free clients	4,141,925	3,837,319	7.94
Own load
Consumption by captive market	6,407,724	6,722,478	(4.68)
Losses in distribution network	NA	1,397,458	—

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2015.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 1Q16 was R$ 5.915 billion, or 15.10% more than the total revenue of R$ 5.139 billion in 2015.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 1Q16 was R$ 5.307 billion, or 23.65% more than the figure for 1Q16, of R$ 4.292 billion.

The main factors affecting revenue in 1Q16 were:

¡	The Extraordinary Tariff Adjustment (RTE) for Cemig D (Distribution), which resulted in an average impact on consumers’ tariffs of 28.76%, applicable from March 2, 2015.

¡	An annual tariff adjustment, with average effect on consumer tariffs of 7.07%, effective from April 8, 2015.

¡	Volume of electricity sold 15.83% lower.

	R$		Change %	Average price 1Q16 R$	Average price 1Q15 R$	Change %
	1Q16	1Q15
Residential	2,023,634	1,546,762	30.83	812.54	603.46	34.65
Industrial	1,347,060	1,285,151	4.82	278.43	220.93	26.03
Commercial, Services and Others	1,163,232	846,832	37.36	689.19	499.13	38.08
Rural	322,553	254,149	26.91	445.62	319.80	39.35
Public authorities	134,446	105,804	27.07	624.15	486.26	28.36
Public lighting	137,865	100,151	37.66	418.96	302.52	38.49
Public service	136,947	108,826	25.84	467.58	343.97	35.94

Subtotal	5,265,737	4,247,675	23.97	497.82	361.92	37.55
Supply not yet invoiced, net	41,021	44,055	(6.89)	—	—	—
Wholesale supply to other concession holders (*)	551,762	847,299	(34.88)	204.61	209.96	(2,55)
Wholesale supply not yet invoiced, net	56,293	212	26.453.3	—	—	—

Total	5,914,813	5,139,029	15,09	445.27	325.63	36.74

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 1Q16 was R$ 409 million, or 94.76% higher than in 1Q15 (R$ 210 million). This reflects the impact of the tariff adjustments in 2015 – an increase of 96.21% for Free Consumers. The 2015 increases were mainly due to passing through of the CDE (Energy Development Account) amounts to the tariffs paid by consumers.

Revenue from transactions in the Wholesale Trading Chamber (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q16 was R$ 3 million, compared to R$ 1.01 billion – a reduction of 99.7% year-on-year. This is mainly due to the spot price (Preço de Liquidação de Diferenças, or PLD) being 91.07% lower year-on-year in the wholesale market (at R$ 34.69/MWh in 2016 compared to R$ 388.48/MWh in 2015); and the lower quantity of electricity available for settlement in the wholesale market in 2016.

CVA and Other financial components in tariff adjustment

Due to the alteration in the concession contracts of the distributors, Cemig started to recognize balances of non-controllable costs to be passed through to Cemig D’s next tariff adjustment. These comprised a reversal of R$ 132 million in operational revenue in 1Q16. This compares with operational revenue of R$ 550 million in 2015. This variation is principally due to the reduction of the costs of electricity acquired in auctions.

Sector / Regulatory charges – deductions from revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 2.903 billion in 1Q16, compared to R$ 2.092 billion in 2015 – an increase of 38.77%. This principally results from the increase in the charges under the Energy Development Account (CDE), and the Tariff Flag charges.

The Energy Development Account – CDE

Payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The expenses included in the CDE are: concession indemnities, tariff subsidies, subsidy for balanced tariff reduction, low-income consumer subsidy, coal consumption subsidy, and the Fuels Consumption Account (CCC).

Charges for the CDE in 1Q16 were R$ 600 million, compared to R$ 298 million in 1Q15. This is the result of the new budget for the CDE since March 2015, in which Aneel increased the annual amount to be paid by Cemig D (which is passed through to the consumer in the Sector Charges component of tariffs).

Consumer charges – the ‘Tariff Flag’ system

With the creation of the Tariff Flag mechanism, Cemig had an account under Consumer Charges related to the Tariff Flag payments, totaling R$ 273 million in 1Q16, compared to R$ 87 million in 1Q15.

The ‘Flag Account’ (‘Conta Bandeira’) was created on February 5, 2015, to manage the funds collected from captive customers of utilities of the national grid holding electricity distribution concessions and permissions – these were paid, on behalf of the CDE, directly to the Flag Account. The resulting funds are passed through by the Wholesale Trading Chamber (CCEE) to distribution agents, based on the differences between:

(i)	realized costs of thermal generation and exposure to short term market prices, and

(ii)	the amounts covered by the tariff.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Thus their variations are, substantially, proportional to the changes in revenue.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 3.949 billion in 1Q16, or 9.05% more than in 1Q15 (R$ 4.342 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 1Q16 was R$ 1.931 billion, or 20.24% more than in 1Q15 (R$ 2.421 billion). The main factors in the higher figure are:

Cemig D:

¡	Expense on electricity acquired in auctions 42.57% lower, at R$ 665 million in 1Q16, compared to R$ 1.159 billion in 1H15, mainly on on lower expenditure on fuel for generation by the thermal plants.

¡	Expense on electricity from Itaipu Binacional 14.36% lower, at R$ 316mn in 1Q16, compared to R$ 370mn in 1Q15. This is mainly due to (i) the lower tariff, which was US$38.07/kw/month in 1Q15, but US$25.78/kw/month as from January 2016; and (ii) the volume of electricity bought being 5.25% lower.

¡	The cost of purchases of supply in the short-term market was lower by 64.74% – at R$ 86 million in 1Q16, vs. R$ 245 million in 1Q15) – reflecting the lower cost of electricity in the wholesale market in 2015.

Cemig GT:

The expense on electricity bought for resale in 1Q16 was R$ 660 million, or 8.55% more than in 1Q15 (R$ 608 million). This reflects a higher average price per MWh (R$ 134.74 in 2016, vs. R$ 179.94 in 2015), with an offsetting effect from volume of electricity purchased in 1Q16 25.12% lower (4,510,660 MWh), compared to 1Q15 (3,669,685 MWh).

Operating provisions

Operational Provisions 486.05% higher year-on-year in the quarter – an expense of R$ 252mn in 1Q16, compared to R$ 43mn in 1Q15. The main factors in this result are:

¡	Higher provisions for doubtful receivables: R$ 76 million in 1Q16, compared to R$ 27 million in 1Q15 – mainly reflecting a higher level of default, influenced by the significant increase in consumer electricity rates put in place in 2015, and also the Brazilian macroeconomic context.

¡	Higher provisions for contingencies: in particular for employment-law litigation – totaling R$ 50 million in 1Q16, compared to R$ 16 million in 1Q15. There was also an increase in regulatory provisions – at R$ 21 million in 1Q16, compared to R$ 3 million in 2015, reflecting an infringement claim issued by Aneel, in the administrative sphere, related to assessment of electricity distribution services.

¡	This change mainly reflected provisions for the put options on equity interests in Parati (R$ 79 million), and SAAG R$ 9 million), respectively.

a) Put options for Units in FIP Melbourne

Option Contracts for sale of Units (‘the Put Options’) were signed between Cemig GT and the pension plan entities that participate in the investment structure of SAAG, which those entities may exercise in the 84th month from June 2014. The exercise price of the Put Options will correspond to the amount invested by each pension plan company in the Investment Structure, updated pro rata temporis by the IPCA inflation index (Índice National de Preços ao Consumidor Amplo, published by the Brazilian Geography and Statistics Institute – IBGE), plus 7% per year, less such dividends and Interest on Equity as have been paid by SAAG to the pension plan entities.

To decide the method to be used for measuring the fair value of that option, since Madeira Energia is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of the options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 8% p.a. (discounting inflation effects). Based on the studies made, a liability of R$ 157 million is recorded in Cemig GT, for the difference between the the exercise price and the estimated fair value of the assets.

b) FIP Redentor

Cemig granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The exercise price of the option is calculated from the sum of the value of the amounts injected by the Fund into Parati, plus the running expenses of the fund, less Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

To decide the method to be used in measuring the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the options. The fair value of that option was calculated as the amount of the exercise price estimated on the date of exercise, less the fair value of the shares subject of the put option, also estimated on the date of the exercise of the option, brought to present value on the reporting date, at an effective rate of 7.5% p.a. (discounting inflation effects).

Based on the studies made, a liability of R$ 1.324 billion is recorded in Cemig itself (the holding company), for the difference between the the exercise price and the estimated fair value of the assets.

On May 27, 2016, there will be an Extraordinary General Meeting of Stockholders to decide on changes in the agreement with FIP Redentor, including postponement of the date of exercise of the put option. For more details see the Convocation Notice:

http://cemig.infoinvest.com.br/enu/13511/conv_proposta_AGE27-05-16_ing.pdf

Personnel

Personnel expenses were R$ 413 million in 1Q16, compared to R$ 336 million in 1Q15, an increase of 22.92%. This arises mainly from the following items:

¡	Salary increases of 3% from March 2015, as a result of the collective negotiation decided by the courts on application from organizations representing the employees;

¡	Salary increases, under the Collective Agreement, of 10.33%, as from November 2015.

Number of employees

Gas bought for resale

The expense Cemig reports for Gas bought for resale was R$ 238 million in 1Q16, vs. R$ 262 million in 1Q15. This is basically due to a lower quantity of gas purchased (287,594m³ in 1Q16, compared to 380,666m³ in 1Q15) reflecting Brazil’s economic downturn, which affected the industrial market, and also led to gas-fired thermoelectric generation plants being de-activated.

Market (’000 m3/day)	2012	2013	2014	2015	1Q16
Residential	—	0.17	0.72	1.04	1.57
Commercial	24.73	20.38	23.15	22.42	20.63
Industrial	2,740.00	2,734.95	2,849.24	2,422.78	2,116.84
Other	114.09	106.33	99.64	119.87	118.13

Total market excluding thermal plants	2,878.82	2,861.83	2,972.75	2,566.11	2,257.17
Thermal plants	746.09	1.214.50	1.223.99	1.309.13	918.21

Total	3,624.91	4,076.33	4,196.74	3,875.24	3,175.38

In the industrial market, the lower daily average of sales reflects reductions in economic activity in many of the industries served by Gasmig. Examples are:

¡	Metallurgy (–32%);

¡	Manufacture of machines and equipment (–26%); and

¡	Textiles and textile products (–16%).

The thermoelectric generation plants, which had been operating uninterruptedly since 2012, and now less in demand due to the lower demand for electricity, and also the higher levels of rainfall in the current rainy period.

Supply of gas for the residential market, which began in 2013, was connected to 4,645 homes in March 2016 (3,820 homes at December 31, 2015).

Fair value gain (loss) on stockholding transaction

In 2015 the Company posted a gain of R$ 735 million arising from the constitution of Aliança Geração de Energia. On February 27, 2015, the transaction of association between Vale S.A. and Cemig GT by subscription of shares in Aliança Geração de Energia S.A. was completed. The two companies subscribed their shares in Aliança by transfer to it of their interests in the following generation assets: Porto Estrela, Igarapava, Funil, Capim Branco I, Capim Branco II, Aimorés and Candonga. Aliança has installed hydroelectric generation capacity of 1,158 MW in operation (assured offtake level 652 MW), as well as other generation projects.

Since its creation, Aliança Geração de Energia has made a positive contribution to Cemig GT. In 1Q16 this interest provided Cemig GT with a gain of R$ 24 million.

Equity gain (loss) in subsidiaries

In 1Q16 Cemig posted a net equity method gain of R$ 58 million, which compares with a net gain of R$ 90 million in 1Q15. This is mainly due to a loss of R$ 152 million in 1Q16 in the jointly-controlled entity Renova Energia.

Investment in Renova – Loss due to impairment of assets available for sale

Option contract

A contract was signed on September 18, 2015 giving Renova the option to sell to SunEdison up to 7,000,000 shares in TerraForm Global, which Renova had received under the agreement in the first phase of the related asset exchange transaction.

The exercise price of this option was set at R$ 50.48 or US$15.00, at the exchange rate of the day, at SunEdison’s choice. The contract also gave SunEdison an option to buy the same 7 million shares on the same terms.

Renova priced the option using the Black-Scholes mathematical model, the future expectation for the exchange rate, and the credit risk. Based on this valuation, a loss of R$ 217 million has been recognized in 1Q16. Cemig´s impact is R$ 59 million, according to its 27.35% interest in Renova’s stake.

Investment in TerraForm – pricing of the shares

The company also posted a loss in 1Q16, of R$ 272 million, resulting from the fall in the stock price of TerraForm, in which Renova holds an equity interest of 11.42%, valued on the basis of the market price of the shares.

The figures above refer to the full impact on the financial statements of Renova. The effect for Cemig was proportional to its interest in the investee, valued by the equity method.

Financial revenue (expense s)

Cemig reports net financial expenses of R$ 413 mn in 1Q16, compared to net financial expenses of R$ 273mn in 1Q15. The main factors are:

¡	Lower gain on updating of financial assets reported for the Remuneration Assets Base (BRR): R$ 2mn in 1Q16, vs. R$ 92mn in 1Q15. This is due to the BRR being lower, following the renewal of the concession contract in December 2015: on March 31, 2016 the amount of R$ 164 million was classified in Financial assets (compared to R$ 6.21 billion on March 31, 2015).

¡	Recognition of monetary updating on deposits linked to legal actions, representing a gain in Financial revenue of R$ 31mn in 1Q16.

¡	Charges for loans and financings 46.08% higher, at R$ 428 million in 1Q16, compared to R$ 293mn in 1Q15. This mainly reflects higher debt indexed to the CDI Rate; and also the higher variation provided by the CDI rate, itself, at 3,25% in 1Q16 compared to 2.81% in 1Q15.

EBITDA

Cemig’s consolidated Ebitda in 1Q16 was 24.95% of its value in 1Q15 – a reduction of 75.05%. This mainly reflects: (i) recognition in 1Q15 of a gain of R$ 735 million from calculation of fair value in a stockholding transaction; and (ii) much lower revenue from wholesale transactions on the CCEE – at R$ 3 million in 1Q16, compared to R$ 1.01 billion in 1Q15, due to the lower volume of supply de-contracted.

Ebitda – R$ ’000	1Q16	1Q15	Change, %
Profit (loss) for the quarter	5,207	1,484,627	(99.65)
+ Income tax and Social Contribution tax	26,533	573,695	(95.38)
+ Net financial revenue (expenses)	412,558	273,450	50.87
+ Depreciation and amortization	199,033	247,121	(19.46)

= EBITDA	643,331	2,578,893	(75.05)

Cemig Consolidated
3,000
2,500
2,000
1,500
1,000
500
-
60%
50%
40%
30%
20%
10%
0%
2,579
643
1Q15
1Q16
Ebitda – R$ million
Ebitda margin – %

Cemig GT
2,500
2,000
1,500
1,000
500
0
120%
100%
80%
60%
40%
20%
0%
2,161
315
1Q15
1Q16

Cemig D
300
250
200
150
100
50
0
15%
10%
5%
0%
193
236
1Q15
1Q16

DEBT

The Company’s consolidated total debt on March 31, 2016 was R$ 15.300 billion, 0.88% less than at December 31, 2015.

Cemig D has rolled over the greater part of its short-term debt: the balance payable in 2016 is R$ 918 million. On March 22, 2016, Cemig D contracted with Caixa Econômica Federal a debt of R$ 750 million at 132.14% of the CDI rate for a total of 48 months, with grace period of 18 months. On March 28, 2016, Cemig D concluded its fourth issue of non-convertible debentures, for a total of R$ 1.615 billion, with maturity at three years. These funds were used to settle its eighth issue of Notes. Both these contracts allow for early payment without penalty.

On April 22, 2016 Cemig D rolled over debt of R$ 600 million with Banco do Brasil, for interest of 128.00% of the CPI rate, and final maturity in April 2018.

Cemig GT has loans of R$ 2.919 billion maturing in 2016, most of it in December.

Cemig GT	Maturity	Annual financial cost %	Total R$ mn
Promissory Notes – 6th Issue	12/2016	120% of the CDI Rate	1,472
Debentures – 4th Issue, 1st Series	12/2016	CDI + 0.85%	519

FINANCIAL STATEMENTS SEPARATED BY COMPANY AND BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY AT MARCH 31, 2016
Item	Holding company	Cemig GT	Cemig D	Gasmig	Cemig Telecom	Sá Carvalho	Rosal	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	Taesa	Light	Madeira	Aliança Generation	Other jointly- controlled entities	Eliminations / transfers	Subsidiaries and jointly- controlled entities
ASSETS	16,358,669	15,991,748	16,272,718	2,045,269	314,112	158,008	136,541	291,495	(10,146,584)	41,421,976	4,742,200	4,955,128	2,506,664	1,191,731	4,866,417	(8,020,814)	51,663,302

Cash and cash equivalents	43,333	441,232	595,146	57,610	1,712	5,596	4,413	43,934	—	1,192,976	262,513	243,930	14,250	187,050	180,065	—	2,080,784
Accounts receivable	—	630,663	2,815,168	83,935	16,528	6,384	5,656	3,636	(17,116)	3,544,854	101,294	853,458	32,327	39,868	66,170	(15,399)	4,622,572
Securities – cash investments	87,852	247,924	344,435	52,657	17,655	13,039	10,237	83,536	—	857,335	2,213	—	—	—	58,212	—	917,760
Taxes	997,888	185,453	1,223,301	56,910	16,855	136	459	1,181	—	2,482,183	289,362	389,849	68,339	3,438	16,524	—	3,249,695
Other assets	1,376,835	780,902	1,690,813	470,918	5,619	4,956	1,642	33,318	(833,004)	3,531,999	42,993	639,513	160,843	63,453	509,483	42,341	4,990,625
Investments, PP&E, Intangible, and Financial assets of concession	13,852,761	13,705,574	9,603,855	1,323,239	255,743	127,897	114,134	125,890	(9,296,464)	29,812,629	4,043,825	2,828,378	2,230,905	897,922	4,035,963	(8,047,756)	35,801,866
LIABILITIES AND STOCKHOLDERS’ EQUITY	16,358,669	15,991,748	16,272,718	2,045,269	314,112	158,008	136,541	291,495	(10,146,584)	41,421,976	4,742,200	4,955,128	2,506,664	1,191,731	4,866,417	(8,020,814)	51,663,302

Suppliers and supplies	5,465	319,312	994,149	237,137	8,729	8,920	3,884	3,507	(21,690)	1,559,413	15,507	453,517	137,214	18,097	174,049	(44,938)	2,312,859
Loans, financings and debentures	—	7,864,924	7,046,209	350,376	38,048	—	—	—	—	15,299,557	1,777,201	2,366,183	1,473,947	114,824	1,398,614	—	22,430,326
Interest on Equity, and dividends	1,295,775	562,736	185,105	45,667	—	2,464	—	25,466	(821,207)	1,296,006	1	14,287	—	—	22,793	(37,081)	1,296,006
Post-retirement liabilities	310,474	732,975	2,262,831	—	—	—	—	1	—	3,306,281	—	14,491	—	—	—	—	3,320,772
Taxes	20,918	710,994	1,696,343	301,325	10,175	38,087	2,654	10,457	—	2,790,953	833,985	393,608	41,725	18,887	94,674	—	4,173,832
Other liabilities	1,752,327	1,182,120	1,009,374	167,682	76,776	722	681	9,548	(7,240)	4,191,990	107,619	521,502	104,153	139,413	57,787	29,267	5,151,731
TOTAL EQUITY	12,973,710	4,618,687	3,078,707	943,082	180,384	107,815	129,322	242,516	(9,296,447)	12,977,776	2,007,887	1,191,540	749,625	900,510	3,118,500	(7,968,062)	12,977,776

Attributed to controlling stockholders	12,973,710	4,618,687	3,078,707	939,016	180,384	107,815	129,322	242,515	(9,265,402)	12,973,710	2,007,887	1,191,540	749,625	900,510	3,118,500	(7,968,062)	12,973,710
Interest of non-controlling stockholder	—	—	—	4,066	—	—	—	—	—	4,066	—	—	—	—	—	—	4,066
NET PROFIT (LOSS)
Net operational revenue	365	1,401,062	2,689,600	312,235	24,124	16,458	14,763	38,853	(45,800)	4,451,660	231,420	828,034	64,162	89,894	97,548	(70,326)	5,692,392
Operational costs and expenses	(110,785)	(983,292)	(2,575,718)	(275,477)	(22,006)	(9,457)	(6,866)	(7,192)	41,358	(3,949,435)	(22,827)	(753,981)	(44,528)	(41,755)	(90,038)	(86,506)	(4,989,070)

Electricity purchased for resale	—	(660,318)	(1,276,015)	—	—	(1,296)	(260)	122	6,406	(1,931,361)	—	(510,714)	(3,973)	(9,685)	(27,450)	47,152	(2,436,031)
Charges for use of the National Grid	—	(73,976)	(213,345)	—	—	—	(829)	(84)	29,528	(258,706)	—	—	(13,015)	(4,231)	(3,265)	16,164	(263,053)
Gas bought for resale	—	—	—	(237,863)	—	—	—	—	—	(237,863)	—	—	—	—	—	—	(237,863)
Construction cost	—	(6,688)	(218,594)	(9,739)	—	—	—	—	—	(235,021)	(352)	(104,405)	—	—	(267)	—	(340,045)
Personnel	(10,082)	(97,462)	(288,395)	(9,737)	(4,728)	(270)	(374)	(2,359)	—	(413,407)	(12,645)	(28,578)	(1,813)	(3,418)	(16,396)	—	(476,257)
Post-retirement liabilities	(8,642)	(16,581)	(49,963)	—	—	—	—	—	—	(75,186)	—	—	—	—	—	—	(75,186)
Materials	(20)	(2,228)	(8,215)	(297)	(19)	(72)	(72)	(75)	—	(10,998)	(1,360)	(4,900)	(379)	(112)	(964)	—	(18,713)
Outsourced services	(1,820)	(35,505)	(166,977)	(2,719)	(5,446)	(942)	(1,169)	(2,082)	8,656	(208,004)	(4,487)	(42,348)	(2,466)	(6,860)	(10,037)	2,350	(271,852)
Depreciation and amortization	(130)	(46,959)	(121,845)	(13,124)	(8,123)	(1,404)	(1,093)	(2,541)	(3,814)	(199,033)	(535)	(39,723)	(15,688)	(15,443)	(17,477)	(160,795)	(448,694)
Operating provisions	(85,534)	(21,839)	(144,560)	—	163	—	—	—	—	(251,770)	64	(25,801)	(6,173)	—	623	—	(283,057)
Other expenses, net	(4,557)	(21,736)	(87,809)	(1,998)	(3,853)	(5,473)	(3,069)	(173)	582	(128,086)	(3,512)	2,488	(1,021)	(2,006)	(14,805)	8,623	(138,319)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(110,420)	417,770	113,882	36,758	2,118	7,001	7,897	31,661	(4,442)	502,225	208,593	74,053	19,634	48,139	7,510	(156,832)	703,322
Equity method gain (loss)	63,434	(150,174)	—	—	(7,398)	—	—	—	36,211	(57,927)	258	(27,811)	—	(904)	(127,400)	169,495	(44,289)
Gain on the stockholding reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	28,868	—	28,868
Financial revenue	30,249	42,637	143,918	4,249	1,042	455	306	3,724	—	226,580	68,471	(1,599)	4,938	3,582	12,669	—	314,641
Financial expenses	(9,577)	(332,506)	(283,675)	(11,738)	(1,522)	(62)	(9)	(49)	—	(639,138)	(134,363)	(30,612)	(42,173)	(8,200)	(46,270)	—	(900,756)

Profit before income tax and Social Contribution tax	(26,314)	(22,273)	(25,875)	29,269	(5,760)	7,394	8,194	35,336	31,769	31,740	142,959	14,031	(17,601)	42,617	(124,623)	12,663	101,786
Income tax and Social Contribution tax	31,433	(39,024)	(1,266)	(8,738)	(539)	(2,505)	(693)	(5,201)	—	(26,533)	(32,962)	(13,568)	3,116	(12,622)	(14,010)	—	(96,579)

Profit (loss) for the period	5,119	(61,297)	(27,141)	20,531	(6,299)	4,889	7,501	30,135	31,769	5,207	109,997	463	(14,485)	29,995	(138,633)	12,663	5,207

Interest of the controlling stockholders	5,119	(61,297)	(27,141)	20,443	(6,299)	4,889	7,501	30,135	31,769	5,119	109,997	463	(14,485)	29,995	(138,633)	12,663	5,119
Interest of non-controlling stockholder	—	—	—	88	—	—	—	—	—	88	—	—	—	—	—	—	88

	5,119	(61,297)	(27,141)	20,531	(6,299)	4,889	7,501	30,135	31,769	5,207	109,997	463	(14,485)	29,995	(138,633)	12,663	5,207

INFORMATION BY MARKET SEGMENT ON MARCH 31, 2016
Item	Electricity			Telecoms	Gas	Others	Eliminations	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	14,563,360	4,449,991	17,800,671	314,112	2,520,566	2,614,718	(841,442)	41,421,976
ADDITIONS TO THE SEGMENT	2,696,071	6,688	218,594	7,574	9,739	—	—	2,938,666
Investments in subsidiaries and jointly-controlled entities	6,084,311	2,516,500	1,527,953	—	—	23,483	—	10,152,247
NET REVENUE	1,333,349	106,559	2,689,600	24,124	312,235	31,599	(45,806)	4,451,660
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(661,751)	—	(1,276,015)	—	—	—	6,405	(1,931,361)
Charges for use of the National Grid	(74,801)	(88)	(213,345)	—	—	—	29,528	(258,706)
Gas bought for resale	—	—	—	—	(237,863)	—	—	(237,863)

Operational costs, total	(736,552)	(88)	(1,489,360)	—	(237,863)	—	35,933	(2,427,930)
OPERATIONAL COSTS AND EXPENSES
Personnel	(68,237)	(29,869)	(288,395)	(4,728)	(9,737)	(12,441)	—	(413,407)
Post-retirement liabilities	(11,712)	(4,869)	(49,963)	—	—	(8,642)	—	(75,186)
Materials	(1,990)	(446)	(8,215)	(19)	(297)	(31)	—	(10,998)
Outsourced services	(32,902)	(6,635)	(166,977)	(5,446)	(2,719)	(1,981)	8,656	(208,004)
Depreciation and amortization	(51,995)	—	(121,845)	(8,123)	(13,124)	(3,946)	—	(199,033)
Operational provisions (reversals)	(19,349)	(2,490)	(144,560)	163	—	(85,534)	—	(251,770)
Construction costs	—	(6,688)	(218,594)	—	(9,739)	—	—	(235,021)
Other operational expenses, net	(29,141)	(1,252)	(87,809)	(3,853)	(1,998)	(5,250)	1,217	(128,086)

Total cost of operation	(215,326)	(52,249)	(1,086,358)	(22,006)	(37,614)	(117,825)	9,873	(1,521,505)
OPERATIONAL COSTS AND EXPENSES	(951,878)	(52,337)	(2,575,718)	(22,006)	(275,477)	(117,825)	45,806	(3,949,435)
Operational profit before Equity gains (losses) and Financial revenue (expenses)	381,471	54,222	113,882	2,118	36,758	(86,226)	—	502,225
Equity method gain (loss)	(150,175)	113,116	(13,163)	(7,398)	—	(307)	—	(57,927)
Financial revenues	44,636	603	143,918	1,042	4,249	32,132	—	226,580
Financial expenses	(330,941)	(1,662)	(283,675)	(1,522)	(11,738)	(9,600)	—	(639,138)

PRE-TAX PROFIT	(55,009)	166,279	(39,038)	(5,760)	29,269	(64,001)	—	31,740
Income tax and Social Contribution tax	(27,028)	(16,221)	(1,266)	(539)	(8,738)	27,259	—	(26,533)

Net profit	(82,037)	150,058	(40,304)	(6,299)	20,531	(36,742)	—	5,207

Interest of the controlling stockholders	(82,037)	150,058	(40,304)	(6,299)	20,443	(36,742)	—	5,119
Interest of non-controlling stockholder	—	—	—	—	88	—	—	88

	(82,037)	150,058	(40,304)	(6,299)	20,531	(36,742)	—	5,207

Mining and Energy Ministry Ministerial Order 120

The Mining and Energy Ministry, through its Ministerial Order 120, of April 20, 2016, has set the criteria for indemnity of transmission assets. It states that the amounts that are approved shall be received in a period of eight years as from the 2017 tariff adjustment, and will be updated by the variation in the IPCA inflation index, and remunerated on the basis of the specific cost of capital of the transmission segment as defined by Aneel in the processes of periodic Tariff Review, estimated at 10.44% p.a. The Companies in the sector are in the process of obtaining more detailed explanations from the regulator on the criteria related to monetary updating and receipt of the indemnity.

The Valuation Opinion delivered to Aneel on July 31, 2014 represented an indemnity to the Company of R$ 1.169 billion, at the base date of December 31, 2012.

On February 23, 2015, Aneel sent the Company the Report of Inspection with the preliminary review of the Opinion sent by the Company, corresponding to a price of R$ 1.157 billion, of which R$ 285 million was received in the first quarter of 2013 – the remaining balance being R$ 872 million. Updating of this amount by the IGP–M inflation index to March 31, 2016 results in the amount of R$ 1.085 billion (R$ 1.054 billion at December 31, 2015).

Cemig GT is still in process of assessing the effects of the Ministerial Order, and has an estimate of an impact of approximately R$ 500 million in financial revenue – which will be posted in the second quarter of 2016.

Generating plants

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)*	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectric	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Três Marias	Hydroelectric	CEMIG GT	100.0%	396.00	239.00	396.00	239.00	1/4/2046
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
Igarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Salto Grande	Hydroelectric	CEMIG GT	100.0%	102.00	75.00	102.00	75.00	1/4/2046
Itutinga	Hydroelectric	CEMI G GT	100.0%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	Hydroelectric	CEMIG GT	100.0%	46.00	21.00	46.00	21.00	1/4/2046
Piau	SHP	CEMI G GT	100.0%	18.01	13.53	18.01	13.53	1/4/2046
Gafanhoto	SHP	CEMIG GT	100.0%	14.00	6.68	14.00	6.68	1/4/2046
Peti	SHP	CEMIG GT	100.0%	9.40	6.18	9.40	6.18	1/4/2046
Rio de Pedras	SHP	CEMIG GT	100.0%	9.28	2.15	9.28	2 15	9/19/2024
Poço Fundo	SHP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
Tronqueiras	SHP	CEMIG GT	100.0%	8.50	3.39	8.50	3.39	1/4/2046
Joasal	SHP	CEMIG GT	100.0%	8.40	5.20	8.40	8.40	1/4/2046
Martins	SHP	CEMIG GT	100.0%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	SHP	CEMIG GT	100.0%	7.20	2.69	7.20	2.69	1/4/2046
Ervalia	SHP	CEMIG GT	100.0%	6.97	3.03	6.97	3.03	1/4/2046
São Bernardo	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Neblina	SHP	CEMIG GT	100.0%	6.47	4.66	6.47	4.66	1/4/2046
Cel. Domiciano	SHP	CEMIG GT	100.0%	5.04	3.59	5.04	3.59	1/4/2046
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	–
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Paciência	SHP	CEMIG GT	100.0%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	SHP	CEMIG GT	100.0%	4.00	2.74	4.00	2.74	1/4/2046
Dona Rita	SHP	CEMIG GT	100.0%	2.40	1.03	2.40	1.03	1/4/2046
Salto de Moraes	SHP	CEMIG GT	100.0%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.53	2.12	0.53	–
Anil	SHP	CEMIG GT	100.0%	2.08	1.10	2.08	1.10	–
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Sinceridade	SHP	CEMIG GT	100.0%	1.42	0.35	1.42	0.35	1/4/2046
Central Mineirão	Solar	CEMIG GT	100.0%	1.42	–	1.42	–	–
Poquim	SHP	CEMIG GT	100.0%	1.41	0.39	1.41	0.39	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	–
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.57	0.72	0.57	–
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	SHP	CEMIG GT	100.0%	0.68	–	0.68	–	–
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	–
Pai Joaquim	SHP	CEMIG PCH	100.0%	23.00	4.26	23.00	4.26	4/1/2032
Salto Voltão	SHP	Horizontes Energia	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia	100.0%	2.46	–	2.46	–	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia	100.0%	1.80	1.06	1.80	1.06	10/4/2030
Machado Mineiro	SHP	Horizontes Energia	100.0%	1.72	1.03	1.72	1.03	7/8/2025
Rosal	Hydroelectric	Rosal Energia	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barrei	100.0%	12.90	11.37	12.90	11.37	4/30/2023
Queimado	Hydroelectric	CEMIG GT	82.5%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	Wind Farm	CEMIG GT	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	CEMIG GT	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Volta do Rio	Wind Farm	CEMIG GT	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,714.72	2,218.00	480.06	392.22	6/12/2046
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar I (Capim Bra	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Br	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
Igarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	5/25/2035
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Cachoeirão	SHP	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	SHP	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energia	25.0%	82.00	38.50	20.46	9.61	8/25/2041
	Hydroelectric	Lightger	49.0%	855.14	637.00	419.02	312.13
	SHP	Lightger	25.0%	25.00	19.53	6.25	4.88
	SHP	Brasil PCH	31.2%	291.00	188.85	90.67	20.31
	Wind Farm	Renova Energia	35.2%	680.50	325.91	239.21	114.56
	SHP	Renova Energia	35.2%	41.80	18.74	14.69	6.59

*	The installed capacit and the assured energy are already on cemig’s share.

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL - nº 1.313*
Receita Anual Permitida - RAP	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	234.340.198	100,0%	234.340.198	234.340.198
Cemig Itajuba	36.345.194	100,0%	36.345.194	36.345.194
Centroeste	15.420.427	51,0%	7.864.418
Transirapé	26.287.112	24,5%	6.440.342
Transleste	36.163.304	25,0%	9.040.826
Transudeste	22.414.358	24,0%	5.379.446
Taesa	43,36%
ETEO	155.851.060	43,4%	67.576.823
ETAU	38.433.513	22,8%	8.762.945
NOVATRANS	460.994.392	43,4%	199.886.586
TSN	449.086.299	43,4%	194.723.252
GTESA	8.238.429	43,4%	3.572.172
PATESA	18.930.852	43,4%	8.208.394
Munirah	32.335.023	43,4%	14.020.425
Brasnorte	22.865.011	16,8%	3.833.291
São Gotardo	4.594.930	43,4%	1.992.356
Abengoa
NTE	135.672.013	43,4%	58.827.214
STE	72.452.041	43,4%	31.415.113
ATEI	132.046.398	43,4%	57.255.152
ATEII	204.000.305	43,4%	88.454.275
ATEIII	102.659.854	43,4%	44.513.183
TBE
EATE	381.289.719	21,7%	82.634.235
STC	36.934.709	17,3%	6.403.873
Lumitrans	23.591.101	17,3%	4.090.187
ENTE	199.517.005	21,7%	43.245.595
ERTE	44.785.760	21,7%	9.706.942
ETEP	86.906.931	21,7%	18.835.509
ECTE	84.200.833	8,3%	6.970.657
EBTE	40.614.511	32,3%	13.118.164
ESDE	11.542.416	21,7%	2.501.610
ETSE	19.741.437	8,3%	1.634.316
Light	7.924.732	32,6%	2.581.878
Transchile**	21.396.000	49,0%	10.484.040

RAP TOTAL CEMIG			1.284.658.610	270.685.392

*	Receitas anuais permititidas com vigência entre 1º de julho de 2015 e 30 de junho de 2016.
**	A receita de transmissão da Transchile é dada em Dólar Norte Americano e é corrigida, anualmente, de acordo com o Decreto Nº 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).

DEFAULT

In 2015, to achieve economic and financial equilibrium for the companies of the sector, and synchronization between tariffs and the real variable costs of electricity, Aneel implemented the system of ‘Tariff Flags’, and also enacted an Extraordinary Tariff Increase, in March. These measures had an impact on electricity rates, involving as it did a pass-through of costs to final consumers.

In this context of an exceptional increase in electricity rates, Cemig has seen an increase in amounts invoiced that are not paid by final consumers, and this has resulted in growth in the stock of debt to levels higher than the average of recent months.

The average level of default during the month of January 2016 was 25% higher than in January 2015. This increased percentage of default has had a negative effect on the Company’s cash flow.

Due to the present economic context, default has remained at a level that is high for the Company. The rate of default in January was 3.91%.

The Company uses various tools of communication and collection to prevent increase in default. These include telephone contact, sending of e-mails, use of text messages, and collection letters. We are also making efforts with the credit protection services – Serasa (Serviço de Proteção ao Crédito) and CDL (Câmara de Dirigentes Lojistas) – to register these arrears on their records for defaulting clients; and we are also applying disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

Appendices

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
4Q13	6.615	4.975	11.591	29
1Q14	6.744	4.464	11.208	29
2Q14	6.646	4.485	11.132	29
3Q14	6.686	4.298	10.984	27
4Q14	6.935	4.201	11.136	29
1Q15	6.780	4.034	10.814	30
2Q15	6.371	3.896	10.268	28
3Q15	6.471	3.803	10.274	29
4Q15	6.850	3.937	10.787	28
1Q16	6.408	4.053	10.460	29

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	1Q16	1Q15	Change%
Sales to end consumers	4.331	3.389	28
TUSD	417	226	84
CVA and Other financial components in tariff adjustment	(132)	550	(124)
Construction revenue	219	203	8
Others	297	248	20
Subtotal	5.131	4.616	11
Deductions	(2.442)	(1.551)	57
Net Revenues	2.690	3.065	(12)

Operating Expenses	1Q16	1Q15	Change%
Personnel/Administrators/Councillors	288	228	26
Employee Participation	—	62	—
Forluz – Post-Retirement Employee Benefits	50	42	20
Materials	8	10	(16)
Contracted Services	167	157	6
Purchased Energy	1.276	1.838	(31)
Depreciation and Amortization	122	112	9
Operating Provisions	145	40	260
Charges for Use of Basic Transmission Network	213	195	9
Cost from Operation	219	203	8
Other Expenses	88	98	(10)
Total	2.576	2.984	(14)

Statement of Results	1Q16	1Q15	Change%
Net Revenue	2.690	3.065	(12)
Operating Expenses	2.576	2.984	(14)
EBIT	114	81	40
EBITDA	236	193	22
Financial Result	(140)	(65)	117
Provision for Income Taxes, Social Cont & Deferred Income	(1)	(11)	(89)
Net Income	(27)	5	—

Cemig GT Tables (R$ million)

Operating Revenues	1Q16	1Q15	Change%
Sales to end consumers	945	913	3
Supply	592	808	(27)
Gain on monetary updating of Concession Grant Fee	81	—	—
Transactions in the CCEE	4	1.000	(100)
Revenues from Trans. Network	94	80	18
Construction revenue	7	31	(78)
Transmission indemnity revenue	31	—	—
Others	6	5	28
Subtotal	1.760	2.837	(38)
Deductions	(359)	(434)	(17)

Net Revenues	1.401	2.403	(42)

Operating Expenses	1Q16	1Q15	Change%
Personnel/Administrators/Councillors	97	83	17
Employee Participation	—	15	—
Forluz – Post-Retirement Employee Benefits	17	13	31
Materials	2	3	(34)
Raw Materials and Supplies Energy Production	—	78	(100)
Contracted Services	36	32	11
Depreciation and Amortization	47	76	(38)
Operating Reserves	22	(5)	—
Charges for Use of Basic Transmission Network	74	72	2
Purchased Energy	660	608	9
Construction Cost	7	31	(78)
Other Expenses	22	9	131

Total	983	1.015	(3)

Statement of Results	1Q16	1Q15	Change%
Net Revenue	1.401	2.403	(42)
Operating Expenses	(983)	(1.015)	(3)
EBIT	418	1.388	(70)
Equity equivalence results	(150)	(37)	303
Fair value gain (loss) on stockholding transaction	—	735	—
EBITDA	315	2.161	(85)
Financial Result	(290)	(212)	37
Provision for Income Taxes, Social Cont & Deferred Income Tax	(39)	(560)	(93)

Net Income	(61)	1.313	—

Cemig Tables (R$ million)

Energy Sales (Consolidated)(GWh)	1Q16	1Q15	Change%
Residential	2.491	2.563	(3)
Industrial	4.838	5.817	(17)
Commercial	1.688	1.697	(1)
Rural	724	795	(9)
Others	837	865	(3)
Subtotal	10.577	11.736	(10)
Own Consumption	9	10	(4)
Supply	2.697	4.036	—

TOTAL	13.284	15.782	(16)

Energy Sales	1Q16	1Q15	Δ%
Residential	2.024	1.547	31
Industrial	1.347	1.285	5
Commercial	1.163	847	37
Rural	323	254	27
Others	409	315	30
Electricity sold to final consumers	5.266	4.248	24
Unbilled Supply, Net	97	44	120
Supply	552	847	(35)

TOTAL	5.915	5.139	15

Operating Revenues	1Q16	1Q15	Δ%
Sales to end consumers	5.307	4.292	24
TUSD	409	210	95
Supply	608	848	(28)
Transactions in the CCEE	3	1.011	(100)
CVA and Other financial components in tariff adjustment	(132)	550	—
Gain on monetary updating of Concession Grant Fee	81	—	—
Revenues from Trans. Network	73	63	16
Construction revenue	235	234	1
Gas supply	379	426	(11)
Transmission Indemnity Revenue	31	—	—
Others	361	309	17
Subtotal	7.354	7.942	(7)
Deductions	(2.903)	(2.092)	39

Net Revenues	4.452	5.849	(24)

Operating Expenses	1Q16	1Q15	Δ%
Personnel/Administrators/Councillors	413	336	23
Employee Participation	—	81	—
Forluz – Post-Retirement Employee Benefits	75	58	31
Materials	11	14	(21)
Raw materials and inputs for production of electricity	—	78	(100)
Contracted Services	208	199	5
Purchased Energy	1.931	2.421	(20)
Depreciation and Amortization	199	247	(19)
Operating Provisions	252	43	483
Charges for Use of Basic Transmission Network	259	241	7
Gas bought for resale	238	262	(9)
Cost from Operation	235	234	1
Other Expenses	128	128	(0)

TOTAL	3.949	4.342	(9)

Financial Result Breakdown	1Q16	1Q15	Δ%
Financial revenues	227	290	(22)
Revenue from cash investments	59	39	51
Arrears penalty payments on electricity bills	74	47	58
Exchange rate	15	53	(72)
Monetary updating	48	5	943
Monetary updating - CVA	20	40	(51)
Taxes applied to Financial Revenue	(12)	—	—
Monetary updating of the Financial Asset of the Concession	2	92	(98)
Other	22	15	47
Financial expenses	(639)	(564)	13
Costs of loans and financings	(428)	(293)	46
Exchange rate	(17)	(62)	(72)
Monetary updating – loans and financings	(116)	(135)	(14)
Monetary updating – paid concessions	(1)	(6)	—
Charges and monetary updating on Post-employment obligations	(37)	(38)	(1)
Other	(38)	(31)	25

Financial revenue (expenses)	(413)	(273)	51

Statement of Results	1Q16	1Q15	Δ%
Net Revenue	4.452	5.849	(24)
Operating Expenses	3.949	4.342	(9)
EBIT	502	1.507	(67)
Equity gain in subsidiaries	(58)	90	—
Gain on stockholding reorganization	—	735	—
Depreciation and Amortization	199	247	(19)
EBITDA	643	2.580	(75)
Financial Result	(413)	(273)	51
Tax	(27)	(574)	(95)

Net Income	5	1.485	(100)

Cash Flow Statement	2015	2014	Change%
Cash at beginning of period	925	887	4
Cash generated by operations	600	332	80
Net profit	5	1.485	(100)
Current and deferred income tax and Social Contribution tax	27	574	(95)
Depreciation and amortization	199	247	(19)
Gain on the Aliança stockholding reorganization	—	(735)	—
Passthrough from CDE	404	(63)	(740)
Equity gain (loss) in subsidiaries	58	(90)	(164)
Provisions (reversals) for operational losses	252	43	483
Dividends received from equity holdings	42	27	58
Other adjustments	(387)	(1.155)	(67)
Financing activities	147	(583)	(125)
Financings obtained and capital increase	1.921	200	861
Interest on Equity, and dividends	(22)	(26)	(15)
Payments of loans and financings	(1.752)	(757)	131
Investment activity	(478)	(19)	2.460
Securities - Financial Investment	206	524	—
Acquisition of ownership interest and future capital commitments	(480)	(331)	45
Fixed and Intangible assets	(205)	(211)	(3)
Cash at end of period	1.193	618	93

Total Cash	2.050	3.435

BALANCE SHEETS (CONSOLIDATED) - ASSETS	03/31/2016	12/31/2015
CURRENT	7.479	9.377
Cash and cash equivalents	1.193	925
Securities	796	2.427
Consumers, Traders and Concession holders – Transport of electricity	3.409	3.764
Financial assets of the concession	704	874
Tax offsetable	207	175
Income tax and Social Contribution tax recoverable	345	306
Dividends receivable	35	62
Linked funds	—	0
Inventories	38	37
Passthrough from CDE (Energy Development Account)	72	72
Other credits	681	735
NON-CURRENT	33.943	31.503
Securities	61	84
Consumers, Traders and Concession holders – Transport of electricity	136	134
Tax offsetable	220	258
Income tax and Social Contribution tax recoverable	175	206
Deferred income tax and Social Contribution tax	1.535	1.498
Escrow deposits in legal actions	1.856	1.813
Other credits	851	868
Financial assets of the concession	4.752	2.660
Investments	10.152	9.768
PP&E	3.885	3.940
Intangible assets	10.320	10.275

TOTAL ASSETS	41.422	40.880

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	03/31/2016	12/31/2015
CURRENT	11.999	13.086
Suppliers	1.559	1.901
Regulatory charges	439	517
Profit shares	89	114
Taxes	670	740
Income tax and Social Contribution tax	9	11
Interest on Equity, and dividends, payable	1.296	1.318
Loans, financings and debentures	4.911	6.300
Payroll and related charges	217	221
Post-retirement liabilities	178	167
Other obligations	1.307	551
Provisions for losses on investments	1.324	1.245
NON-CURRENT	16.445	14.795
Regulatory charges	253	226
Loans, financings and debentures	10.389	8.866
Taxes	740	740
Income tax and Social Contribution tax	681	689
Provisions	828	755
Post-retirement liabilities	3.128	3.086
Provisions for losses on investments	157	148
Other obligations	269	285
STOCKHOLDERS’ EQUITY	12.974	12.995
Share capital	6.294	6.294
Capital reserves	1.925	1.925
Profit reserves	4.676	4.674
Adjustments to Stockholders' equity	60	102
Retained earnings	19	—
NON-CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	41.422	40.880

20. 1Q 2016 RESULTS – PRESENTATION

1Q16
Results

Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyzes from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions.
None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20‐F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

Our results in 1Q16
Net revenue Ebitda Net profit
–23.9% –75.1% –99.7%
1,485
5
5.849 4.452 2.579
643
1Q15 1Q16 1Q15 1Q16 1Q15 1Q16
Main Factors affecting Results in the quarter:
- Change in the of allocation of supply in 2016.
- Average spot price significantly lower YoY.
- Significantly lower sales of gas to industry and thermal generation plants.
- Negative equity contribution from Renova has significant effect: R$ 152 million.
- Fair value gain of R$ 735 million in stockholding transaction recognized in 1Q15.

CEMIG
A Melhor Energia do Brasil
Highlights
- The Energy Ministry has set criteria for indemnity of transmission assets.
- Taesa wins auction bid: Lot P – State of Tocantins.
- RAP of R$ 56 mn, 90 km of transmission lines, 2 substations
- Advance against future capital increase in Cemig D: R$ 410 million.
- Capital increase p in Renova: R$ 200 million from Cemig GT.
- EGM called, for May 27, 2016:
- Agenda: Put option granted to FIP Redentor.
- 21st Annual Cemig–Apimec meeting: May 24, 2016.

CEMIG
A Melhor Energia do Brasil
Energy Ministry Order 120 - Indemnity of Transmission
Criteria set for indemnity of transmission assets
- Amounts of indemnity, once approved, to be received within a period of 8 years from the 2017 tariff adjustment.
- Amounts outstanding to be updated by the IPCA inflation index.
- Remunerated initially at 10.44% p.a. – based on the cost of capital of the transmission segment, decided by Aneel.
- The Company is still calculating and assessing the effect arising from the most recent information – the Company’s initial estimate is an addition to revenue of approx R$ 500 million.

CEMIG
A Melhor Energia do Brasil
Consolidated net revenue
R$ mnl
73 979
–15.8%
Changes in sales – by volume
–23.9%
15.781
8 70 28 1.338
5.849
13.284
1Q15 Residential Industrial Commercial Rural Others Wholesale 1Q16
4.452
1Q15 1Q16
- Lower volume of electricity sold on the wholesale market (CCEE)
- Seasonality of demand – higher volume in 2nd half 2016
- Average spot price lower in 2016
- R$ 34.69/MWh in 1Q16 – vs. R$ 388.48/MWh in 1Q15
- Output of São Simão plant transferred to quota regime – since Sep. 15, 2015
- Volume of gas sold 24.6% lower
– main fall is in industrial consumers and thermoelectric generating plants

CEMIG
A Melhor Energia do Brasil
Consolidated operational expenses
–9.1%
- Growth in PMSO expenses lower than inflation
- Lower cost of purchasing supply
4.342 3.949
- 20.2% lower than in 1Q15
- Provisions for losses on investments: impacts on results:
- Parati: Total provision R$ 1.324 billion, of which R$ 79 million in 2016
1Q15 1Q16
Change in consolidated operational expenses in 1Q16
- SAAG: Total provision R$ 157mn, of which R$ 9 mn in 2016
77
-81
18
-3 -78
9
-30
209
17
-24 -8
-
-490
Personnel Profit shares Post-retirement Materials Inputs for production Outsourced services Electricity purchased for resale Depreciation and amortization Provisions National grid Gas bought for resale Construction costs Other expenses

Consolidated Ebitda

-75.1%
2,579
643
1Q15
1Q16

By company
315
236
209
86
63
50
177
Cemig GT
Cemig D
Taesa
Light
Aliança
Gasmig
Others

Factors affecting Ebitda in the quarter:

8

CEMIG
A Melhor Energia do Brasil
Consolidated Ebitda
By company
-75.1%
315
236 209
86
177
2.579
63 50
Cemig GT Cemig D Taesa Light Aliança Gasmig Others
643
1Q15 1Q16
Factors affecting Ebitda in the quarter:
- Revenue from wholesale market transactions (CCEE) down 99.7%
- R$ 2 million in 1Q16, vs. R$ 1.01 billion in 1Q15
- Fair value gain of R$ 735 million in stockholding transaction recognized in 1Q15

CEMIG
A Melhor Energia do Brasil
Consolidated net profit
-99.7%
By operational segment
-82
150
-40 20
1.485 -43
Generation Transmission Distribution Gas Other
5
1Q15 1Q16
- Equity-method contribution from Renova (generation): negative R$ 151 million
- Fair value gain of R$ 573 million in stockholding transaction recognized in 1Q15

Cemig, consolidated: debt profile

CEMIG
A Melhor Energia do Brasil.

Maturities timetable – Average tenor: 2.8 years

3,941*
3,760
3,581
964
1,021
803
547
682
2016
2017
2018
2019
2020
2021
2022
After 2022
Total net debt:
R$ 11.9 billion

Main indexors

2%
1%
26%
71%
CDI
IPCA
URTJ
RGR/Other

Cost of debt – %

9.81
10.32
11.74
12.51
13.38
13.88
14.28
15.13
4.51
4.55
5.03
4.08
4.16
4.50
3.74
5.58
2012
2013
2014
Mar-15
Jun-15
Sep-15
2015
Mar-16
Real
Nominal

Leverage – %

1.80
1.75
1.80
1.67
2.40
4.39
50.7
48.4
45.4
43.8
47.4
50.5
2014
Mar-15
Jun-15
Sep-15
2015
Mar-16
Net debt / Ebitda
Net debt / Stockholders' equity + Net debt

10

CEMIG
A Melhor Energia do Brasil
Cemig, consolidated: debt profile
2% 1%
Total net debt:
R$ 11 9 billion
Maturities timetable – Average tenor: 2.8 years Main indexors
3,941* 3.760 3.581
26%
CDI
IPCA
URTJ
11.9 964 1.021 803 547 682
2016 2017 2018 2019 2020 2021 2022 After 71% RGR/Other
2022
* A significant part of this total matures in December 2016.
* R$ 600 million rolled over for maturity in April 2018.
Cost of debt – % Leverage – %
11 74 12 51 13,38 13,88 14,28 15,13
2 40
4,39 Net debt
Ebitd
4,51 4,55 5,03 4,08 4,16 4,50 3,74
5,58
9,81 10,32
11,74 12,51
50,7
48,4
45,4
43 8
47,4
50,5
1,80 1,75 1,80 1,67 2,40
Net debt
Stockholders’ equity
+ Net debt
Ebitda
10
2012 2013 2014 Mar-15 Jun-15 Sep-15 2015 Mar-16
Real Nominal
43,8
2014 Mar-15 Jun-15 Sep-15 2015 Mar-16
Stockholders’ equity
+ Net debt

Cemig GT – debt profile

Maturities timetable – Average tenor: 2.2 years

2,920*
2,097
1,724
157
320
305
315
27
2016
2017
2018
2019
2020
2021
2022
After 2022
Total net debt:
R$ 6.2 billion

Main indexors

1%
16%
83%
CDI
IPCA
Other

Cost of debt – %

11.14
10.76
12.11
12.57
13.42
13.63
14.41
14.77
5.09
4.66
5.37
4.12
4.19
4.35
3.66
5.05
2012
2013
2014
Mar-15
Jun-15
Sep-15
2015
Mar-16
Real
Nominal

Leverage – %

Net debt / Ebitda
1.36
1.52
1.31
1.15
1.30
2.97
63.8
55.6
50.1
48.3
54.1
60.8
Net Debt / Stockholders' equity + Net debt
2014
Mar-15
Jun-15
set/15
2015
mar/16

11

CEMIG
A Melhor Energia do Brasil
Cemig GT - debt profile
1%
2 920* Total net debt:
Maturities timetable – Average tenor: 2.2 years Main indexors
16%
CDI
IPCA
2,920
2.097
1.724
157 320 305 315
R$ 6.2 billion
83% Other
27
2016 2017 2018 2019 2020 2021 2022 After
2022
* A significant part of this total matures in December 2016.
Leverage – %
12 11 12 57 13,42 13,63 14,41 14,77
Cost of debt – %
2,97
Net debt
Ebitda
5,09 4,66 5,37
4,12 4,19 4,35 3,66
5,05
11,14 10,76
12,11 12,57
63,8
55,6 50,1 48,3 54,1 60,8
1,36 1,52 1,31 1,15 1,30
,9
Net Debt
Stockholders’ equity
+ Net debt
11
2012 2013 2014 Mar-15 Jun-15 Sep-15 2015 Mar-16
Real Nominal 2014 Mar-15 Jun-15 set/15 2015 mar/16

Cemig D – Debt profile

Maturities timetable – Average tenor: 3.5 years

Total net debt:
R$ 5.8 billion
918*
1,609
1,704
788
682
478
213
654
2016
2017
2018
2019
2020
2021
2022
After 2022

Main indexors

3%
38%
59%
CDI
IPCA
RGR
Other

Cost of debt – %

9.56
9.98
11.47
12.60
13.52
14.24
14.31
15.68
5.19
4.40
4.79
4.20
4.29
4.68
4.01
6.04
2012
2013
2014
Mar-15
Jun-15
Sep-15
2015
Mar-16
Real
Nominal

Leverage – %

3.90
3.87
4.60
4.51
6.10
5.58
Net debt / Ebitda
69.4
69.0
70.3
69.4
70.4
66.5
Net debt / Stockholders' equity + Net debt
2014
Mar-15
Jun-15
Sep-15
2015
Mar-16

12

CEMIG
A Melhor Energia do Brasil
Cemig D - Debt profile
3%
1.609 1.704 Total net debt:
R$ 5 8 Maturities timetable – Average tenor: 3.5 years Main indexors
38%
CDI
IPCA
RGR
918*
788 682
478
213
654
5.8 billion
59% Other
2016 2017 2018 2019 2020 2021 2022 After
2022
* Cemig D rolled over R$ 600 million for maturity in April 2018
Leverage – %
12 60 13,52 14,24 14,31
15,68
Cost of debt – %
3,90 3,87 4,60 4,51 6,10 5,58 Net debt
5,19 4,40 4,79 4,20 4,29 4,68 4,01
6,04
9,56 9,98
11,47 12,60
69,4 69,0 70,3 69,4 70,4
66,5
Net debt
Stockholders’ equity
+ Net debt
Ebitda
12
2012 2013 2014 Mar-15 Jun-15 Sep-15 2015 Mar-16
Real Nominal 2014 Mar-15 Jun-15 Sep-15 2015 Mar-16

CEMIG
A Melhor Energia do Brasil
Investments
Planned Realized
2016 March 2016%
GENERATION 3,346 1,926 58
Investment program 76 6 8
Capital injections 1,054 479 46
Renova Energia S.A. 240 200 83
Norte 200 77 38
Madeira Energia S.A. - Mesa 124 79 64
SPC – Amazônia Energia Participações S.A. (Belo Monte) 324 124 38
Other 405 200 49
Auction 012/2015 - Grant of concessions 2,216 1,441 65
Cemig GT – Transmission 76 7 9
Investment program 76 7 9
Cemig D – Distribution 1,222 215 18
Investment program 1,222 215 18
Cemig – Holding company 21
Investment program 1
Capital injections 20
Total of investments 4,665 2,148 June 2015 R$ million
June 2015 R$ million

CEMIG
A Melhor Energia do Brasil
Cash flow
Cash from operations
R$599
Financing
R$147
Investments
– R$478
404
61
169 22
175 479
857
5 2.050
251
174
925
1.193
2015 initial
cash
1Q16 profit Provisions CVA and
Financial
assets
Other Loans and
financings
Interest on
Equity, and
dividends
Cash
investments
Acquisitions
and cash
injections
Other Cash at close
of 1Q16
Securities Total
available

A Melhor Energia do Brasil.

Investor relations

Tel: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

ri@cemig.com.br

http://ri.cemig.com.br

A Melhor Energia do Brasil. CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Corporate Sustainability Index ISE 2016 Dow Jones Sustainability Indices CDP

CEMIG
A Melhor Energia do Brasil
Investor relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

21. MARKET ANNOUNCEMENT MAY 24, 2016: XXI ANNUAL MEETING CEMIG-APIMEC—SUPPLY AND DEMAND CEMIG GT AND THE NATIONAL GRID

21st ANNUAL MEETING
CEMIG-APIMEC
May 24, 2016 – Cemig Headquarters, Belo Horizonte, Brazil

XXI Annual Meeting
CEMIG-APIMEC
Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties which may be known or unknown There is no guarantee uncertainties, unknown. that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors.
Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20‐F Form filed with the U.S. Securities and Exchange Commission (SEC).

XXI Annual Meeting
CEMIG-APIMEC
Supply and Demand Balance:
Cemig GT and the Grid
Presented by: Marcus Vinícius de Castro Lobato

XXI Annual Meeting
CEMIG-APIMEC

The Brazilian National Grid

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
MW-average

	2015	2016	2017	2018	2019
Surplus (%)	10.5%	8.4%	9.0%	11.6%	12.3%
Surplus	6,854	5,682	6,243	8,452	9,295
Reserve	1,689	1,815	2,211	2,575	2,575
Thermal	15,642	15,626	15,939	16,440	19,028
Wind/Bio	3,503	3,453	4,122	5,133	5,899
Hydro	52,689	54,062	55,898	59,452	59,908
Market	64,979	67,459	69,717	72,573	75,541

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
The Brazilian National Grid
80.000
90.000
50.000
60.000
70.000
MW-average
20.000
30.000
40.000
2015 2016 2017 2018 2019
Surplus (%) 10,5% 8,4% 9,0% 11,6% 12,3%
Surplus 6.854 5.682 6.243 8.452 9.295
Reserve 1 689 1 815 2 211 2 575 2 575
-
10.000
1.689 1.815 2.211 2.575 2.575
Thermal 15.642 15.626 15.939 16.440 19.028
Wind/Bio 3.503 3.453 4.122 5.133 5.899
Hydro 52.689 54.062 55.898 59.452 59.908
Market 64.979 67.459 69.717 72.573 75.541
Source: PMO (Monthly Operation Program), May 2015. Analysis made by Cemig considering a GDP growth rate of 2.5% in the period 2015-2019 (1st four-month review, 2015). Assumes withdrawal of thermal projects that sold energy in new auctions that were not developed.
Information provided from May to December for the first year.

XXI Annual Meeting
CEMIG-APIMEC

The Brazilian National Grid

90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
MW-average

	2016	2017	2018	2019	2020
Surplus (%)	18.9%	18.6%	18.3%	16.2%	15.3%
Surplus	12,137	12,504	12,744	11,708	11,695
Reserve	1,911	1,819	2,356	2,550	2,642
Thermal	16,333	16,900	16,923	17,062	20,726
Wind / Bio	5,635	5,582	6,587	7,912	7,968
Hydro	54,260	57,132	58,875	59,222	59,338
Market	64,091	67,110	69,641	72,487	76,337

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
The Brazilian National Grid
80000
90000
50000
60000
70000
MW-average
20000
30000
40000
2016 2017 2018 2019 2020
Surplus (%) 18,9% 18,6% 18,3% 16,2% 15,3%
Surplus 12.137 12.504 12.744 11.708 11.695
Reserve 1 911 1 819 2 356 2 550 2 642
0
10000
1.911 1.819 2.356 2.550 2.642
Thermal 16.333 16.900 16.923 17.062 20.726
Wind / Bio 5.635 5.582 6.587 7.912 7.968
Hydro 54.260 57.132 58.875 59.222 59.338
Market 64.091 67.110 69.641 72.487 76.337
Source: PMO ( Monthly Operation Program), May 2016. Analysis made by Cemig considering a GDP growth rate forecast of 1.36% in the 2016-2020 period (1st four-month revision,2016). Information provided from May to December during the first year.

XXI Annual Meeting
CEMIG-APIMEC

Cemig GT: Supply and demand

MW average
Available for sales or trading
Intermediation of contracts
Free Market sales (free consumers, and traders)
Regulated Market sales (to distributors)
Operational agreement
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Excess accounted in the spot market in 2014
Probable renewals
Own generation*
382
658
3,552
579
110
82
525
2,863
528
174
140
663
2,797
253
412
81
638
2,630
253
707
425
2,537
253
931
153
425
2,143
253
1,451
379
225
1,865
253
1,597
895
1,459
253
1,636
1,028
1,317
253
2,125
1,412
237
714
253
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Cemig GT: Supply and demand Fi t d t th 20th
382
5.500
MW average
Available for sales or trading
Excess accounted in the spot market in 2014
Figures presented at the Apimec Meeting, May 21, 2015
658
82
140 81
174 412
4.000
4.500
5.000
Probable renewals
Intermediation of contracts
3.552
2 863
525
663
638
425
425
153
379
707 931
1.451
1.597 1.636 2.125
2 500
3.000
3.500
Free Market sales (free consumers, and traders)
2.863
2.797 2.630
2.537
2.143
1.865
1.459
225
25
25
895 1.028
1.412
1.500
2.000
2.500
Regulated Market sales (to distributors)
Operational agreement
110
579
528
253 253 253 253 253 253 253 253
1.317
714
237
0
500
1.000
p g
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Own generation*
(*) Assumes exclusion of hydroelectric plants with first or second concession contracts expiring in the coming years.
(*) Takes into account the transfer of assets and contracts to Aliança Geração de Energia S.A.

XXI Annual Meeting
CEMIG-APIMEC

Cemig GT: Supply and demand

MW average
Excess accounted in the spot market in 2014
Available for sales or trading
Intermediation of contracts
Free Market sales (free consumers, and traders)
Regulated Market sales(to distributors)
Operational agreement
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
110
579
3,552
658
528
2,863
525
1,607
253
2,797
663
174
698
1,707
2,630
638
412
938
1,850
2,537
425
707
858
1,759
2,143
425
931
778
1,922
1,865
225
1,451
2,148
698
1,459
25
1,597
2,664
1,053
1,317
25
1,636
2,797
1,135
714
237
2,125
3,181
1,023
Probable renewals
Own generation*

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Cemig GT: Supply and demand Figures presented at the 20th Apimec Meeting, May 21, 2015
MW average
382
1 850
5.500
MW average Excess accounted in the spot market in 2014
Available for sales or trading
658
1.607 1.707
1.850
1.759
1.922
174
698
938
858
778
698
1.053 1 135 1 023
4.000
4.500
5.000
Probable renewals
Intermediation of contracts
525
663
638
425
425
2.148
2.664 2.797 3.181
412
707
931
1.451
1 597
1.135 1.023
2 500
3.000
3.500
Free Market sales (free consumers, and traders)
3.552
2.863
2.797 2.630 2.537
2.143
225
25
25
1.597
1.636
2.125
1.500
2.000
2.500
Regulated Market sales (to distributors)
Operational agreement
110
579
528
253 253 253 253 253 253 253 253
1.865
1.459 1.317
714
237
0
500
1.000
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023
Own generation*
(*) Assumes exclusion of hydroelectric plants with first or second concession contracts expiring in the coming years. Maintains Jaguara, São Simão and Miranda hydroelectric plants. Takes into account the transfer of assets and contracts to Aliança Geração de Energia S.A.

XXI Annual Meeting
CEMIG-APIMEC

Cemig GT: Supply and demand

MW average
Available for sales or trading
Free Market sales (free consumers, and traders)
Intermediation of contracts
Regulated Market sales (to distributors)
Excess accounted in the spot market in 2015
Sales made as from May 2015
Own generation*
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
803
308
151
9
334
325
275
233
638
80
784
37
1,204
1,271
2,422
2,800
2,708
2,489
2,150
1,862
1,457
1,346
744
666
525
434
425
425
425
225
25
25
237
237
527
291
291
291
253
253
253
253
253
253

XXI Annual Meeting
CEMIG-APIMEC
Cemig GT: Supply and demand
5.500
MW average
Excess accounted in the spot market in 2015
803 308
9 4.000
4.500
5.000
Sales made as from May 2015
Available for sales or trading
Free Market sales (free consumers, and traders)
151 334
325
275
2 500
3.000
Intermediation of contracts
3.500
Regulated Market sales (to distributors)
2.422
2.800 2.708 2.489
2.150
1.862 1.457
233
80
37
638 784
1.204 1.271
1.500
2.000
2.500
527
291 291 291 253 253 253 253 253 253
525
434 425 425 425 225 25 25 237 237
1.346 744 666
0
500
1.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Own generation*
(*) Assumes exclusion of hydroelectric plants with first or second concession contracts expiring in coming years; and supply availability from SPV within Cemig’s holding company.

XXI Annual Meeting
CEMIG-APIMEC

Cemig GT: Supply and demand

MW average
Available for sales or trading
Free market sales (free consumers, and traders)
Intermediation of contracts
Regulated Market sales (to distributors)
Excess accounted in the spot market in 2015
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
803
308
9
2,422
2,951
3,043
2,814
2,425
2,095
638
1,537
784
1,384
1,204
744
1,271
666
525
527
434
291
425
291
425
291
425
253
225
253
25
253
25
253
237
253
237
253
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Own resources*

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Cemig GT: Supply and demand
5.500
MW average
Excess accounted in the spot market in 2015
803 308
9 4.000
4.500
Available for sales or trading
5.000
Free market sales (free consumers, and traders)
2 500
3.000
Intermediation of contracts
3.500
Regulated Market sales (to distributors)
2.422 2.951 3.043 2.814
2.425
2.095 1.537
638 784
1.204 1.271
1.500
2.000
2.500
527
291 291 291 253 253 253 253 253 253
525
434 425 425 425 225 25 25 237 237
1.384 744 666
0
500
1.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Own resources*
(*) Assumes exclusion of hydroelectric plants with first or second concession contracts expiring in coming years; and supply availability from SPV within Cemig’s holding company.

XXI Annual Meeting
CEMIG-APIMEC

Cemig GT: Supply and demand

MW average
Available for sales or trading
Deficit
Free market sales (free consumers, and traders)
Intermediation of contracts
Regulated Market sales (to distributors)
Excess accounted in the spot market in 2015
Probable renewals
Own resources*
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
803
2,422
525
527
308
2,951
434
291
221
9
3,043
425
291
530
211
2,814
425
291
773
248
2,425
425
253
1,313
58
2,095
225
253
1,767
638
1,537
25
253
1,830
784
1,384
25
253
2,357
1,204
744
237
253
2,421
1,271
66
237
253

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Cemig GT: Supply and demand
5.500
MW average
Excess accounted in the spot market in 2015
308 9
803
221
530
4.000
4.500
5.000
Probable
renewals
Available for sales or trading
Deficit
211
248
58
773 1.313
1.767 1.830 2.357 2.421
2 500
3.000
3.500
Free market sales (free consumers, and traders)
2.422 2.951 3.043 2.814
2.425
2.095 1.537
638 784
1.204 1.271
1.500
2.000
2.500
Intermediation of contracts
Regulated Market sales (to distributors)
527 291 291 291 253 253 253 253 253 253
525 434 425 425 425 225 25 25 237 237
1.384 744 666
0
500
1.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Own resources*
(*) Assumes exclusion of the Hydroelectric Plants of which the first or second concession periods expire in coming years; and supply availability from SPV within Cemig’s holding company.

XXI Annual Meeting
CEMIG-APIMEC

Cemig GT: Supply and demand

MW-average
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Available for sales or trading
Deficit
Free market sales (free consumers, and traders)
Intermediation of contracts
Regulated Market sales (to distributors)
Excess accounted in the spot market in 2015
Probable renewals
Own resources*
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
803
308
555
221
530
334
773
298
1,313
488
1,767
1,184
1,830
1,330
2,357
1,750
2,421
1,817
2,422
2,951
3,043
2,814
2,425
2,095
1,537
1,384
744
666
525
434
425
425
425
225
25
25
237
237
527
291
291
291
253
253
253
253
253
253

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Cemig GT: Supply and demand
5.500
MW-average
Excess accounted in the spot market in 2015
308
555
4.000 803 221
530
4.500
5.000
Probable renewals
Available for sales or trading
Deficit
334
298
488
773 1.313
1.767 1.830 2.357 2.421
2 500
3.000
3.500
Free market sales (free consumers, and traders)
2 422
1.184 1.330
1.750 1.817
1.500
2.000
2.500
Intermediation of contracts
Regulated Market sales (to distributors)
527 291 291 291 253 253 253 253 253 253
525 434 425 425 425 225 25 25 237 237
2.422
2.951 3.043 2.814 2.425
2.095
1.537 1.384
744 666
0
500
1.000
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Own resources*
(*) Assumes exclusion of hydroelectric plants with first or second concession contracts expiring in the coming years; and supply availability from SPV within Cemig’s holding company. It also assumes the renewal of concessions of Jaguara, São Simão and Miranda, treated as per Provisional Measure 688 (‘PM 688’).

XXI Annual Meeting
CEMIG-APIMEC

CEMIG
A Melhor Energia do Brasil.

Investor relations

Phone: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

ri@cemig.com.br

http://ri.cemig.com.br

CEMIG A Melhor Energia do Brasil. CMIG3 NÍVEL 1 CMIG4 NÍVEL 1 CIG LISTED NYSE CIG.C LISTED NYSE LATIBEX XCMIG Corporate Sustainability Index ISE 2016 Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM CDP Climate Disclosure Leader 2015

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Investor relations
Phone: +55 (31) 3506‐5024
Fax: +55 (31) 3506‐5025
ri@cemig.com.br
http://ri.cemig.com.br

XXI Annual Meeting
CEMIG-APIMEC
Cemig GT: Supply and demand
Appendix
2016 2017 2018 2019 2020 2021 2022 2023 2024
Own generation 1,438 1,050 1,018 1,018 1,017 1,016 1,014 1,014 1,014
Availability from SPV 10 128 128 128 128 156 156 156 156
Purchased 2,102 2,165 1,748 1,285 1,145 1,256 1,250 1,031 1,021
Total supply: 3,550 3,343 2,893 2,431 2,290 2,428 2,421 2,201 2,191
Sales: Free Market 2,951 3,043 2,814 2,425 2,095 1,537 1,384 744 666
Sales: Regulated Market 291 291 291 253 253 253 253 253 253
Total demand: 3,242 3,334 3,105 2,678 2,348 1,790 1,637 997 919
Balance available 308 9 ‐211 ‐248 ‐58 638 784 1,204 1,271
Hydroelectric supply As per MP 688 0 546 546 546 546 546 546 546 546
Balance available 308 555 334 298 488 1,184 1,330 1,750 1,817
Position as of March 31, 2016

22. MARKET ANNOUNCEMENT DATED MAY 24, 2016: XXI ANNUAL MEETING CEMIG-APIMEC—GUIDANCE 2016-2020

21st ANNUAL MEETING
CEMIG-APIMEC
May 24, 2016 – Cemig Headquarters, Belo Horizonte, Brazil

XXI Annual Meeting
CEMIG-APIMEC
Disclaimer
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties which may be known or unknown There is no guarantee uncertainties, unknown. that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors.
Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).

XXI Annual Meeting
CEMIG-APIMEC

Main assumptions

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Main assumptions

XXI Annual Meeting
CEMIG-APIMEC
Main assumptions
Guidance estimates are inertial inertial. Estimates are based on the company’s current configuration, disregarding any future changes in the asset portfolio owned by the holding company.
Cemig will seek to recover the level of the company’s market value, ensuring its sustainability.
Cemig will reduce debt, increase productivity, and review its portfolio of equity interests, focusing on its core business, and prioritizing companies in which it holds the control.
Additionally, Cemig has updated its cost of capital, to reflect the adverse macro scenario.

XXI Annual Meeting
CEMIG-APIMEC
Main assumptions
As a proactive response to the challenges:
Productivity:
- Revision of the Profit Sharing system, aligning it with market’s best practices.
- Implement a Programmed Voluntary Retirement Plan (PDVP).
- Strategic management of suppliers.
Trading strategy to maximize profit.
Proactive debt management profile.
The 2016-2020 Guidance reflects the impact of the above-mentioned initiatives.

XXI Annual Meeting
CEMIG-APIMEC

Cemig D – **Distribution**

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Cemig D – Distribution

XXI Annual Meeting
CEMIG-APIMEC

Market – TWh
Retail supply
Transport
26.5
15.4
27.1
16.0
27.9
16.6
28.5
16.9
29.3
17.2
2016
2017
2018
2019
2020

Market variation – projection
0.1%
-0.5%
-1.4%
3.4%
2.8%
2.5%
4.0%
3.1%
2.7%
2.5%
2.1%
1.6%
2.7%
2.4%
1.9%
2016
2017
2018
2019
2020
Retail supply
Transport
Total

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Assumption of a 2.6% market growth rate for the period 2017–2020
Market – TWh
26,5 27,1 27,9 28,5 29,3
15,4 16,0 16,6 16,9 17,2
Retail Transport supply
supply
Transport
2016 2017 2018 2019 2020
Market variation – projection
2,5% 2,7%
2,5% 2,7% 3,4%
4,0%
1,9%
2,8%
3,1%
2,1%
2,4%
0,1%
-1,4%
1,6%
-0,5%
2016 2017 2018 2019 2020
Retail Transport supply Total

XXI Annual Meeting
CEMIG-APIMEC

Productivity increase: Opex vs. number of clients

R$ per client
21% reduction in the period
366
334
330
293
294
291
289
2014
2015
2016
2017
2018
2019
2020

2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Productivity increase: Opex vs. number of clients
366
21% reduction in the period
R$ per client
334 330
293 294 291 289
2014 2015 2016 2017 2018 2019 2020
2016 currency

XXI Annual Meeting
CEMIG-APIMEC
Regulatory assumptions
- Tariff increases below inflation
Tariff value of Portion - review incorporates B, recovering the Distributor’s margin:
- New cost of capital
- Remuneration of ‘special obligations’
- Change in the calculation of annual payments
- Recovery in average cost (updated figures for market)
- Lower CVA distortions
- Better coverage with tariff adjustment in new cycle, effectively reflecting costs

XXI Annual Meeting
CEMIG-APIMEC

Capex

	R$ mn
Total planned for 2016–2020	
Electricity system	5,182
Infrastructure / Other	428
Subtotal	5,610
Client funds	848
Total	6,458

Source: Cemig

Figures in constant 2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Capex
R$ mn
Electricity system
Infrastructure / Other
5,182
428
Total planned for 2016–2020
Subtotal
Client funds
Total
5,610
848
6,458
Source: Cemig
Figures in constant 2016 currency

XXI Annual Meeting
CEMIG-APIMEC

EBITDA Guidance range in R$ mn

1,800
1,600
1,400
1,200
1,000
800
600
400
200
-
2016
2017

Figures in constant 2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
EBITDA Guidance range in R$ mn
1.800
1.000
1.200
1.400
1.600
200
400
600
800
2016 2017
Upper limit 1,448 1,578
Lower limit 1,173 1,277
‐
2016 2017
Figures in constant 2016 currency

XXI Annual Meeting
CEMIG-APIMEC
CEMIG GT – Generation and Transmission

XXI Annual Meeting
CEMIG-APIMEC
Main assumptions
- Average annual market growth rate of 1.7% (2017‐2020)
- Creation of seven SPV to operate the plants of the 2015 Concessions Auction (‘Lot D’)
- Considers Jaguara and São Simão up to June 2016, and Miranda up to December 2016
- Excludes benefits from indemnities received from expired generation concession contracts
- Value revision of transmission indemnity considering rules set by Mining and Energy Ministry (impact on financial revenue/expenses)

XXI Annual Meeting
CEMIG-APIMEC

Average prices and GSF

1.03
0.98
0.98
0.96
0.96
192
187
194
187
177
2016
2017
2018
2019
2020
Average price
GSF

Source: Cemig

Figures in constant 2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Average prices and GSF
0,98
0 96
0,98
1,03
1,00
1,05
300
350
400
192 187 194 187 177
0,96 0,96
0,90
0,95
100
150
200
250
0,80
0,85
-
50
2016 2017 2018 2019 2020
Average price
Source: Cemig
Figures in constant 2016 currency

XXI Annual Meeting
CEMIG-APIMEC

Capex

	R$ mn
Total planned for 2016–2020	
Generation	864
Cash injections*	1,190
Generation concessions – Lot D	2,301
Transmission	636
Total	4,992

Source: Cemig

Figures in constant 2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Capex
R$ mn
Total planned for 2016–2020
Generation
Cash injections*
Generation concessions – Lot D
Transmission
636
864
1,190
2,301
Source: Cemig
4,992
* Cash injections: Madeira, Amazônia Energia, Aliança Norte, Itaocara, Renova, Guanhães, Retiro Baixo
Figures in constant 2016 currency

XXI Annual Meeting
CEMIG-APIMEC

EBITDA Guidance range in R$ mn

2,000
1,500
1,000
500
-
2016
2017

Figures in constant 2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
EBITDA Guidance range in R$ mn
2.000
1.000
1.500
500
2016 2017
Upper limit 1,646 1,937
Lower limit 1,333 1,568
-
2016 2017
Figures in constant 2016 currency

XXI Annual Meeting
CEMIG-APIMEC

Cemig – Holding company

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Cemig – Holding company

XXI Annual Meeting
CEMIG-APIMEC

Capex

	R$ mn
Total planned for 2016–2020	
Cash injections*	494
Other	4
Total	498

* Cash injections: Cemig D, Transirapé, Efficientia, Transudeste
Source: Cemig

Figures in constant 2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
Capex
R$ mn
Total planned for 2016–2020
Cash injections*
Other
Total
494
4
498
Source: Cemig
* Cash injections: Cemig D, Transirapé, Efficientia, Transudeste
Figures in constant 2016 currency

XXI Annual Meeting
CEMIG-APIMEC

EBITDA Guidance range in R$ mn

3,997
4,205
4,755
5,097
5,382
3,235
3,404
3,849
4,126
4,357
2016
2017
2018
2019
2020

Figures in constant 2016 currency

CEMIG

XXI Annual Meeting
CEMIG-APIMEC
5 097
5.382
EBITDA Guidance range in R$ mn
3.997
4.205
4.755
5.097
26
4.357
3.235 3.404
3.849
4.126
2016 2017 2018 2019 2020
Net debt / Ebitda
>4
<2.5%
2016 2017 2018 2019 2020
Figures in constant 2016 currency

XXI Annual Meeting
CEMIG-APIMEC
Investor Relations
Phone: +55 (31) 3506‐5024
Fax: +55 (31) 3506‐5025
ri@cemig.com.br
http://ri.cemig.com.br

23. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON MAY 27, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

MAY 27, 2016

On the twenty-seventh day of May, two thousand and sixteen, at 10 a.m., stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais –Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented, for the Office of the Advocate General of the State of Minas Gerais, by the Acting Advocate General, Mr. Sérgio Pessoa de Paula Castro, in accordance with current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Eustáquio Sydney Horta to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, recognizing the presence of Mr. Bruno Cirilo Mendonça de Campos, a member of the Audit Board, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on April 27, 28 and 29 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 40, 41 and 23, respectively, and O Tempo, on pages 41, 45 and 33, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 27, 2016 at 10 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matter:

•	Re-ratification of the decision taken by the Extraordinarily General Meeting held on March 24, 2011, to provide that the Put Option granted by the Company on April 11, 2011 to Redentor Fundo de Investimento em Participações (FIP Redentor), may be exercised not only by FIP Redentor, but any person who becomes a direct stockholder of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati), including but not limited to holders of units in FIP Redentor, and/or their affiliated parties, who will become holders of the Put Option and/or the rights arising from it, in relation to the shares in Parati that they hold.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 24, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 26, 2016.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors ”

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the agenda, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 27, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	Companhia Energética de Minas Gerais (Cemig) owns 25% of the share capital of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati) and Redentor Fundo de Investimento em Participações (FIP Redentor) owns the remaining 75%;

b)	in 2011, Cemig negotiated the unconditional and irrevocable grant, solely and exclusively to FIP Redentor (and not to any of its Unit Holders), of an option to sell (Put Option), giving FIP Redentor the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (the Exercise Date), to sell the totality of the shares owned by FIP Redentor (‘the Acquisition Shares’), and Cemig will have the obligation to buy them, or to indicate a third party who shall buy them, by payment of the Exercise Price, which shall be equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less a total of such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received shall be multiplied by 0.5721 for the calculation), all updated by the change in the average CDI Rate (the rate for Interbank Certificates of Deposit published by the Cetip Custody and Clearing House (Câmara de Custódia e Liquidação), plus 0.9% per year pro rata tempore, as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option;

c)	it was further negotiated that in the event that the Exercise Price was higher than the amount subscribed by FIP Redentor when subscribing the shares in Parati, an adjustment factor of (1/(1–0.4279)–1) would be added to the Exercise Price;

d)	on March 24, 2011, the Extraordinary General Meeting of Stockholders, in the terms of and for the purposes of Article 256 of Law 6404/1976, authorized the unconditional and irrevocable grant by Cemig to FIP Redentor of an option to sell (Put Option) by which FIP Redentor acquired the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (the Exercise Date), to sell the totality of the shares owned by FIP Redentor (the Acquisition Shares), and Cemig acquired the obligation to buy them, or to indicate a third party who shall buy them, by payment of the Exercise Price, equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less a total of such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received to be multiplied by 0.5721 for the calculation), all updated by the change in the average CDI Rate plus 0.9% per year pro rata tempore, as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option; in the event that the Exercise Price is higher than the amount subscribed by FIP Redentor when subscribing the shares in Parati, an adjustment factor of (1/(1–0.4279)–1) to be added to the Exercise Price; the parties agreeing to negotiate the situations in which the Exercise Date can be brought forward by FIP Redentor, such conditions to be established in a contractual instrument to be entered into by the parties after the approval by the Board of Directors of Cemig, in the terms of its by-laws; and payment of the Exercise Price and the transfer of the shares of Parati to be conditional upon prior approval of the transaction by the National Electricity Agency (Aneel);

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	on April 11, 2011, Cemig granted, exclusively to FIP Redentor, unconditionally and irrevocably, an option to sell (Put Option), under which FIP Redentor acquired the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (the Exercise Date), to sell the totality of the common and preferred shares in that company belonging to FIP Redentor, and Cemig acquired the obligation to buy them or to indicate a third party to buy them, by payment of the Exercise Price, as authorized by the Board of Directors of the Company on December 6, 2010 and by the Extraordinary General Meeting of Stockholders of March 24, 2011;

f)	in this grant, Notice of Exercise of the Option was to be given by at least 240 (two hundred and forty) days before the Exercise Date;

g)	on September 2, 2015, within the agreed period, FIP Redentor notified Cemig of its interest in exercising the Put Option, by delivery of a Put Option Exercise Notice to the Company;

h)	Cemig has been advised by Banco BTG Pactual S.A. (‘BTG Pactual’) of its resignation as administrator of FIP Redentor, which took place on March 30, 2016, and this could result, within 60 (sixty) days, in extinction of this Investment Fund;

i)	as a result of any extinction of FIP Redentor, holders of its Units will become direct holders of the common and preferred shares in Parati;

j)	the Unit Holders of FIP Redentor have the right to sell their unit holdings in FIP Redentor to third parties and wish to preserve this right if and when they become direct shareholders of Parati;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

k)	for this purpose and as a consequence of any extinction of FIP Redentor, should it take place, the unit holders of FIP Redentor have requested alteration of certain conditions specified in the Stockholders’ Agreement, so as to alter the Put Option, which had been granted exclusively to FIP Redentor, in such a way as to permit the Unit Holders of FIP Redentor to become holders of the Put Option, as direct stockholders of Parati, maintaining their rights and obligations, without altering the other conditions of the grant that had been given;

l)	postponement of the Exercise Date of the Put Option is in the strategic interest of Cemig, for better administration of Cemig’s cash flow in the current year;

m)	the Unit Holders of FIP Redentor have made the negotiation of any postponement of the Exercise Date of the Put Option conditional upon their rights being maintained, as per items ‘j’ and ‘k’, above.

– do now propose to you as follows:

Proposal by the Board of Directors

•	Re-ratification of the decision taken by the Extraordinary General Meeting held on March 24, 2011, to provide that the Put Option granted by the company on April 11, 2011, to Redentor Fundo de Investimento em Participações (FIP Redentor), may be exercised not only by FIP Redentor, but by any person who becomes a direct stockholder of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati), including but not limited to holders of units in FIP Redentor, and/or their affiliated parties, who will become holders of the Put Option and/or the rights arising from it, in relation to the shares in Parati that they hold.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, April 26, 2016.

José Afonso Bicalho Beltrão da Silva

Mauro Borges Lemos

Allan Kardec de Melo Ferreira

Arcângelo Eustáquio Torres Queiroz

Guy Maria Villela Paschoal

Helvécio Miranda Magalhães Junior

José Pais Rangel

Marco Antônio de Rezende Teixeira

Marco Antônio Soares da Cunha Castello Branco

Nelson José Hubner Moreira

Bruno Magalhães Menicucci

José Augusto Gomes Campos

Marina Rosenthal Rocha

Newton Brandão Ferraz Ramos

Tarcĺsio Augusto Carneiro

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in the performance of their duties under the law and under the by-laws, have examined the Proposal by the Board of Directors to the Extraordinary General Meetings of Stockholders to be held on May 27, 2016, in relation to:

•	Re-ratification of the decision taken by the Extraordinary General Meeting held on March 24, 2011, to provide that the Put Option granted by the Company on April 11, 2011 to Redentor Fundo de Investimento em Participações (FIP Redentor), may be exercised not only by FIP Redentor, but by any person who becomes a direct stockholder of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati), including but not limited to holders of units in FIP Redentor, and/or their affiliated parties, who will become holders of the Put Option and/or the rights arising from it, in relation to the shares in Parati that they hold.

After carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, it is the opinion of the members of the Audit Board that the proposal should be approved by the said General Meeting of Stockholders.

Belo Horizonte, April 27, 2016.

Signed:

Charles Carvalho Guedes,	Edson Moura Soares,	Márcio Almeida do Amaral,
Ronaldo Dias,	Bruno Gonçalves Siqueira.	”

The above proposal was put to debate, and subsequently to a vote, and was approved unanimously.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the meeting suspended for the time necessary for production of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

24. MATERIAL ANNOUNCEMENT DATED MAY 27, 2016: STOCKHOLDERS’ AGREEMENT OF PARATI S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

On March 30, 2016 Cemig and Redentor Fundo de Investimento em Participações (‘FIP Redentor’) signed the First Amendment to the Stockholders’ Agreement of Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’), the effects of which were subject to the suspensive condition that the agreed alterations to the Put Option granted by Cemig to FIP Redentor as per the Extraordinary General Meeting of Stockholders of March 24, 2011 (previously announced to the market) should be approved by an Extraordinary General Meeting of Stockholders of Cemig to be held by May 25, 2016.

On May 24, 2016, the Second Amendment to Stockholders’ Agreement of Parati was signed, altering the period for compliance with the suspensive condition specified in the First Amendment to the Stockholders’ Agreement of Parati from May 25, 2016 to May 27, 2016.

The EGM held on this date amended the decision of the Extraordinary General Meeting of Stockholders held on March 24, 2011, to provide that the Put Option granted by the Company on April 11, 2011 to Redentor Fundo de Investimento em Participações (FIP Redentor), may be exercised not only by FIP Redentor, but by any person who becomes a direct stockholder of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati), including but not limited to holders of units in FIP Redentor, and/or their affiliated parties, who will become holders of the Put Option and/or the rights arising from it, in relation to the shares in Parati that they hold.

Cemig will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, May 27, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

25. SUMMARY OF PRINCIPAL DECISIONS OF THE 665TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 30, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 30, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 665th meeting, held on May 30, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Signature of a commitment undertaking with Fundo de Investimentos em Participações Coliseu – FIP Coliseu.

2.	Signature of a new version of the terms of Amendment to the Stockholders’ Agreement of Parati.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

26. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON MAY 30, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 — NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

MAY 30, 2016

On the thirtieth day of May two thousand and sixteen, at 10 a.m. at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais –Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Mr. Roney Luiz Torres Alves da Silva, Procurator of the State of Minas Gerais, for the office of the Advocate-general of the State, in accordance with the legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre Eustáquio Sydney Horta to chair the Meeting. The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, recognizing the presence of Mr. Ronaldo Dias and Mr. Marcos Túlio de Melo, members of the Audit Board, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on April 29 and 30 and May 3 of this year, in Minas Gerais, official publication of the Powers of the State, on pages 23, 67 and 33, respectively, and in the newspaper O Tempo, on April 29 and 30 and May 2, on pages 46, 16 and 20, respectively.

The content of the convocation notice is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

MAY 30, 2016

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on May 30, 2016 at 10 a.m., at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

a)	Re-ratification of the decision taken by the Extraordinary General Meeting held on March 24, 2011, to provide that the Put Option granted on April 11, 2011 by Cemig to Redentor Fundo de Investimento em Participações (‘FIP Redentor’) be altered as follows:

1)	To enable the option to be effective in relation to shares in Luce Empreendimentos e Participações S.A. (‘Lepsa’) and/or in Rio Minas Energia S.A. (‘RME’), in the event that those companies receive all of the assets and liabilities arising from a total split of their controlling and sole stockholder, Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’).

2)	To postpone the date of exercise of the said Put Option

from:	the last business day of the 60th (sixtieth) month following the date of subscription of the shares in Parati,

to:	November 30, 2017, the last business day of the 77th (seventy seventh) month.

3)	To alter the adjustment factor from 0.4279 para 0.4756, to restore the economic-financial equilibrium of the Put Option.

4)	To offer Units in Transmissora Aliança de Energia S.A. (Taesa) in guarantee of the obligations assumed by Cemig in the transaction, representing R$ 1,075,000,000.00 (one billion seventy five million Reais), this being the amount corresponding to the cash injection made by FIP Redentor into Parati in 2011.

5)	To offer as a support for the guarantee Cemig’s holding of 26.06% of the total shares of Light, in guarantee of the obligations assumed by Cemig in the transaction.

b) Authorization for the following ratios to exceed the limits stated in the by-laws, as follows:

–	the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws, to be a maximum of 4.12 (four point one two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to be a maximum of 52%; and

–	the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year to be a maximum of 146% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 24, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 28, 2016.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors. “

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the majority stockholder stated that the Board of Directors should decide on signature of the Third amendment to the Stockholders’ Agreement of Parati S.A. – Participações em Ativos de Energia Elétrica before decision by the stockholders on the Proposal by the Board of Directors to this Extraordinary General Meeting of Stockholders.

Since the meeting of that body had begun at 9 a.m. that day and was to be resumed at 5 p.m. on that same day, he said it would be opportune to adjourn this present Meeting of Stockholders until that Meeting of the Board of Directors had completed debate and decision on the subject.

The Chair thus proposed, with the consent of the other stockholders present, that the present meeting should be adjourned, and resumed on the same day at 6 p.m., at the Company’s head office. This was approved unanimously.

The meeting was resumed at 6 p.m. on May 30, 2016 at the Company’s head office, at Av. Barbacena 1200, 21st floor, Santo Agostinho, Belo Horizonte, Minas Gerais, with all the stockholders who had initially signed the Stockholders’ Attendance Book present, and Mr. Marcos Túlio de Melo, a member of the Audit Board, also present. The Chair then invited me, Anamaria Pugedo Frade Barros, a stockholder, to continue to be secretary of the meeting.

The Chair asked me to read the Proposal by the Board of Directors, which deals with the agenda, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

“ PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 30, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	Companhia Energética de Minas Gerais (Cemig) owns 25% of the share capital of Parati S.A. – Participações em Ativos de Energia Elétrica (Parati) and Redentor Fundo de Investimento em Participações (FIP Redentor) owns the remaining 75%;

b)	in 2011, Cemig negotiated the unconditional and irrevocable grant, solely and exclusively to FIP Redentor (and not to any of its Unit Holders) of an option to sell (‘the Put Option’) by which FIP Redentor acquired the right, at the end of the 60th (sixtieth) month from the date of the subscription of the shares in Parati (‘the Exercise Date’), to sell the totality of the shares owned by FIP Redentor (‘the Acquisition Shares’), and Cemig acquired the obligation to buy them or to indicate a third party to buy them, by payment of the Exercise Price, to be equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less the total of such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received to be multiplied by 0.5721 for the calculation), all updated by the change in the average CDI Rate (the rate for Interbank Certificates of Deposit published by the Cetip Custody and Clearing House) plus 0.9% per year pro rata tempore, as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option;

c)	it was further negotiated that in the event that the Exercise Price was higher than the amount subscribed by FIP Redentor when subscribing the shares in Parati, an adjustment factor of (1/(1–0.4279)–1) would be added to the Exercise Price;

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d)	Provisional Measure 675 of May 21, 2015 (MP 675/2015), which became Law 13169 of October 6, 2015, altered Federal Law 7689 of December 15, 1988, to increase the Social Contribution tax on Net profit (CSLL) on private companies operating in insurance, and annuities, and those qualifying under Sub-items I to VII, IX and X of §1 of Complementary Law 105 of January 10, 2001, from 15% to 20%, in the period from September 1, 2015 to December 31, 2018;

e)	in the event of changes in legislation that could have an impact on the transactions agreed, the adjustment factor should be altered for the purpose of re-establishing the economic-financial equilibrium of the Put Option;

f)	on March 24, 2011, the Extraordinary General Meeting, for the purposes of Article 256 of Law 6404/1976, authorized:

1)	Unconditional and irrevocable grant by Cemig to FIP Redentor of a Put Option, giving FIP Redentor the right, on the Exercise Date, to sell the totality of the shares owned by FIP Redentor, and Cemig acquired the obligation to buy them or to indicate a third party to buy them, by payment of the Exercise Price, to be equivalent to the amount paid at the time of subscription of the shares, plus expenses (all those expenses provenly incurred by FIP Redentor and/or by the Administrator of FIP Redentor, for its constitution and as from the date of its constitution, including expenses of auditing, management fees and administration charges), less any such dividends and Interest on Equity as are received in the period (in the case of Interest on Equity, the amount received to be multiplied by 0.5721 for the calculation), all updated by the change in the average CDI Rate (the rate for Interbank Certificates of Deposit published by the Cetip Custody and Clearing House, plus 0.9% per year pro rata tempore as from the date of their actual disbursement/payment up to the Exercise Date of the Put Option; and in the event of the Exercise Price being higher than the amount paid by FIP Redentor for subscription of the shares in Parati at the time of that subscription, an adjustment factor of (1/(1–0.4279)–1) to be applied, by addition, to the Exercise Price;

–	the Option Exercise Date being able to be brought forward in any of the following events:

a)	Non-compliance by Cemig with any of the obligations contained in the Definitive Document (Subscription Agreement, Stockholders’ Agreement and Secondary Stockholders’ Agreement,), provided that the said non-compliance has not been cured within 30 (thirty) calendar days from receipt of the notice of default sent by FIP Redentor;

b)	Sale, transfer or assignment to third parties by Cemig of the Shares owned by itself in Parati or of the rights and obligations arising from them, without prior written authorization of FIP Redentor, with the exception of transactions between subsidiaries and/or wholly-owned subsidiaries of Cemig, provided that Cemig’s co-obligation in relation to the obligations originally assumed is preserved;

c)	decision by any authority ordering that a public offer of shares be held for change in the control of Light S.A. – Light, unless Cemig bears all the costs and expenses arising from this decision;

d)	termination of concession contracts of Cemig or of its subsidiaries representing a value greater than or equivalent to 40% of the consolidated Ebitda of Cemig in the 12 (twelve) months prior to the date of ascertainment of this condition;

e)	termination of Light’s concession contract for distribution services;

f)	corporate reorganization, privatization, or merger of Cemig such as, in the opinion, with grounds, of FIP Redentor, causes a significant reduction in Cemig’s capacity to comply with any obligations assumed in the Definitive Documents;

g)	liquidation, intervention, dissolution or extinction of Cemig;

h)	any new taxes becoming applicable to any transactions, payments due or dividends under the terms of the Definitive Documents;

–	or increase in rates of taxes or of the taxes already applicable to any transactions specified in the Definitive Documents;

–	or identification of a tax liability not identified on the present date, such as would cause any transaction specified in the Definitive Documents to be, in the opinion, with grounds, of FIP Redentor, unfeasible or inadvisable;

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i)	if the ratio between Financial Debt and Ebitda, measured six-monthly in relation to the prior 12 (twelve) months, based on the reviewed or audited (as applicable) consolidated financial statements of Cemig, is greater than 3.5 times;

j)	non-approval by the Administrative Economic Defense Council (Conselho Administrativo de Defesa Econômica) – CADE;

k)	occurrence of any of the following events:

k(1)	if 100% of the units of Luce Investment Fund (LIF) are not acquired by December 31, 2011, or if such acquisition has been made without all the following prerequisites being fulfilled:

–	LIF to hold at least 75% of the Units of Luce Brasil Fundo de Investimento em Participações (FIP Luce);

–	FIP Luce to hold not less than 100% of the share capital of Luce Empreendimentos e Participações S.A. (Lepsa);

–	the latter to hold an equity interest of not less than 13.03% of the share capital of Light; and

–	Fundação de Seguridade Social Braslight (Braslight) not to have signed any agreement for sale of, nor offered the right to buy, its units in FIP Luce, except in the event of Braslight having given to Parati, through LIF, the first refusal right for acquisition of the said units, and Cemig not having indicated a third party to acquire the interest held by BB Banco de Investimento S.A. (Banco do Brasil) and by Votorantim S.A. (Votorantim) in FIP Redentor for an amount equivalent to the Exercise Price on the date of the actual acquisition, or such indicated third party not being accepted by BTG Alpha Participações Ltda. (BTG Alpha) or Santander (Brasil) S.A. (Santander);

k(2)	in the event that Cemig, by the date of the Put Option Notice, has disposed of the direct equity interest of shares that comprise the controlling block of Light, and the acquirers of that interest are

–	persons having equity interest, on the date of signature of the Stockholders’ Agreement, of more than 21.1% of the Units of Fundo de Investimento em Participações PCP (‘FIP PCP’) and subject of an administrative judgment against them, against which there is no further appeal, for infringements committed against the Brazilian Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission (CVM),

–	or holding, on the date of signature of the Stockholders’ Agreement, more than 88.0% of the unit shares of Enlighted Partners Venture Capital (‘Enlighted’) and subject of an administrative judgment against them, against which there is no further appeal, for infringements committed against the Brazilian Financial System, inspected by the Brazilian Central Bank, and/or the securities market, inspected by the Brazilian Securities Commission (CVM),

Cemig not having indicated a third party to acquire the interest held by BB and by Votorantim in FIP Redentor for an amount equivalent to the Exercise Price on the date of the actual acquisition, or such indicated third party not being accepted by BTG or Santander;

–	the payment of the Exercise Price and the transfer of the shares of Parati to be conditional upon prior approval of the transaction by the National Electricity Agency (Aneel); and

if the authorization of Aneel is not obtained by the date of the transfer of the shareholders, or if at any moment Aneel expressly refuses authorization for the transfer of the shares, except in the case of negligence or malicious intent on the part of FIP Redentor, then FIP Redentor shall have the right to sell the shares to third parties on the stock exchange or otherwise, and in the event of sale outside the environment of a stock exchange, such sale may take place only if the price decided is equal to or greater than the lowest of the three following amounts resulting from calculations of stock market prices:

–	average share price of Light in the last trading session prior to the day of closing of the sale;

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–	daily average of closing prices of the shares of Light over the last 30 (thirty) days; and

–	daily average of closing prices of the shares of Light over the last 90 (ninety) days;

if the amount resulting from the said disposal is lower than the Exercise Price, Cemig shall continue to be obliged to pay the difference;

if it is greater than the Exercise Price, and only in the event of Aneel omitting to give approval or expressly refusing the transfer of the Acquisition Shares to the Cemig, and if Cemig has complied with its contractual obligations, Cemig to have the right to receive the positive difference, multiplied by

(1 – the Adjustment Factor).

In any of these events, the expenses incurred by FIP Redentor arising from the process of sale shall be deducted from the amount received as a result of the disposal to third parties: and the penalties specified in Clause 6.5 of the Stockholders’ Agreement shall not be applicable (arrears interest calculated at the Selic Rate, plus penalty payment of 2% on the Exercise Price, plus the arrears interest).

The decision of the Extraordinary General Meeting that authorized the grant of the Put Option to FIP Redentor led to the possibility of holders of common shares in Cemig who disagreed with that decision having the right to withdraw (the Right to Withdraw). The Right to Withdraw applied only to those stockholders proven to be holders of common shares in Cemig on February 18, 2011.

2)	Appointment of Banco Bradesco BBI S.A. (‘Bradesco BBI’) to prepare the Valuation Opinion valuing Parati, in the terms of Article 8, §1 and §6, of Law 6404/1976.

3)	Approval of the Economic and Financial Valuation Opinion on Parati, prepared by Bradesco BBI, in January 2011, in the terms of Article 8, §1 and §6º, of Law 6404/1976.

g)	On April 11, 2011 Cemig granted the said Put Option, solely and exclusively to FIP Redentor, unconditionally and irrevocably;

h)	the Notice of Exercise of the Option was to be given at least 240 (two hundred and forty) days before the Exercise Date;

i)	on September 2, 2015, within the agreed period, FIP Redentor notified Cemig of its interest in exercising the Put Option, by delivery of a Put Option Exercise Notice to the Company;

j)	the scenarios relating to the financial, political, business and market situation in Brazil on the date of the potential exercise of the Put Option in 2011 projected at the time of signature of the Stockholders’ Agreement and of the consequent granting of the Put Option to FIP Redentor did not materialize, since the conditions existing today are totally different;

k)	the occurrence of unpredictable events, especially Brazil’s crisis of water supply and volume, the legislation contained in Provisional Measure 579/2011, the crisis in the Brazilian electricity sector, and, further, the current adverse political-economic situation in Brazil – all of these being events which had a strong negative effect on the electricity sector and the companies in it – contributed to a scenario that was drastically worse than the worst scenario projected in 2011 for the situation of exercise of the Put Option;

l)	these events had a negative effect on the profit and the stock price of all the companies of the electricity sector, including Light and Cemig;

m)	as a result of these events:

1)	Cemig does not at the moment have sufficient financial resources for payment of the Price of Exercise of the Put Option by FIP Redentor;

2)	Cemig currently has high financial leverage and, given the current market conditions, the costs of debt are increasing;

3)	The market currently offers a low availability of credit;

4)	The price of the shares of Light is lower than the forecast made in 2011;

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5)	Parati, the dividends of which arise from those distributed by Light, distributed dividends at a lower level than was projected (the dividends distributed by Parati can be deducted from the Exercise Price of the Put Option, under the Stockholders’ Agreement of Parati); and

6)	Cemig has not, at the present moment, found a third party interested in acquiring the shares of Parati instead of itself, as per the Stockholders’ Agreement of Parati, a situation which would lead to Parati and, consequently, Light, going into State or other public ownership;

n)	if Parati were to come under state, federal or other public control, as a result of the exercise of the Put Option on May 31, 2016, this would result in Light being considered to be a state-controlled company by the lenders of financing and guarantee contracts that have been entered into, which could cause early maturity of those contracts and, as a consequence, early maturities of various other financing and guarantee contracts of Light, that are linked by cross-default clauses;

o)	in this scenario, even as from before notification of the exercise of the Put Option, Cemig has been seeking the optimum solution, considering the business and legal aspects, to soften the negative effects of the exercise, against Cemig, of the Put Option which also indirectly affect Parati and Light;

p)	so as to make use of the profit reserves of Rio Minas Energia S.A. (RME) and of Lepsa to reduce the payment of the Exercise Price, it is intended to carry out a stockholding reorganization of the Parati group of companies (‘the Stockholding Reorganization’), involving the total split of Parati, with absorption of part of the assets and liabilities by RME and part by Lepsa;

q)	due to the possibility of a total split of Parati, with absorption of parts by RME and Lepsa, the Put Option will have to be adapted to reflect the shares of RME and Lepsa and no longer those of Parati;

r)	postponement of the Exercise Date of the Put Option is in the strategic interest of Cemig, for better administration of Cemig’s cash flow in the current year;

s)	the parties have negotiated to extend the period of the Put Option, altering the period before the Exercise Date to postpone the Exercise Date from the last business day of the 60th (sixtieth) month to the last business day of the 77th (seventy seventh) month;

t)	Cemig has offered Units in Transmissora Aliança de Energia S.A. (Taesa) in guarantee of the obligations assumed by Cemig in the transaction, representing R$ 1,075,000,000.00 (one billion seventy five million Reais), the amount corresponding to the cash injection made by FIP Redentor into Parati in 2011; and

u)	Cemig has offered as a support for the guarantee 26.06% of the shares issued by Light, owned by Cemig, in guarantee of the obligations assumed by Cemig in the transaction;

v)	the alterations referred to in the previous sub-item will be submitted to decision by the Board of Directors of Cemig and the Extraordinary General Meeting Stockholders of Cemig, and it is the duty of the Board of Directors to call the General Meeting, under sub-clause ‘f’ of Clause 17 of the by-laws of Cemig;

w)	in its management of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets stated in Clause 11, Paragraph 7, of the Company’s by-laws – including the following:

–	to keep the Company’s consolidated indebtedness less than or equal to 2 (two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

–	to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) within an upper limit of 40%;

–	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% of Ebitda (profit before interest, taxes, depreciation and amortization);

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x)	under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

y)	above these limits, including in the case of the limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization) in any business year, the targets may be exceeded upon prior justification and specific approval by the stockholders in a General Meeting of Stockholders; and

z)	the annual budget for 2016, which is on the agenda of the meeting of the Board of Directors held in April 2016, referred to indicators above the levels that can be approved by the Board of Directors, as shown below:

–	do now propose to you as follows:

a)	Re-ratification of the decision of the Extraordinary General Meeting of Stockholders held on March 24, 2011, with alteration of the terms of the Put Option granted on April 11, 2011 by Cemig to Redentor Fundo de Investimento em Participações (‘FIP Redentor’) as follows:

1)	To enable the option to be effective in relation to shares in Luce Empreendimentos e Participações S.A. (‘Lepsa’) and/or in Rio Minas Energia S.A. (‘RME’), in the event that those companies receive all of the assets and liabilities arising from a total split of their controlling and sole stockholder, Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’);

2)	To postpone the date of exercise of the said Put Option from the last business day of the 60th (sixtieth) month following the date of subscription of the shares in Parati, until November 30, 2017, the last business day of the 77th (seventy seventh) month;

3)	To alter the adjustment factor from 0.4279 to 0.4756, to restore the economic-financial equilibrium of the Put Option;

4)	to offer Units in Transmissora Aliança de Energia S.A. (Taesa) in guarantee of the obligations assumed by Cemig in the transaction, representing R$ 1,075,000,000.00 (one billion seventy five million Reais), this being the amount corresponding to the cash injection made by FIP Redentor into Parati in 2011; and

5)	to offer as a support for the guarantee Cemig’s holding of 26.06% of the total shares of Light, in guarantee of the obligations assumed by Cemig in the transaction; and

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b)	Authorization for the following ratios to exceed the limits stated in the by-laws, as follows:

–	the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws: to be a maximum of 4.12 (two point six) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely Consolidated {(Net debt) / (Net debt + Stockholders’ equity)} to be a maximum of 52%; and

–	the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year to be limited to 146% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, April 28, 2016.

José Afonso Bicalho Beltrão da Silva	José Pais Rangel
Mauro Borges Lemos	Marco Antônio de Rezende Teixeira
Allan Kardec de Melo Ferreira	Marco Antônio Soares da Cunha Castello Branco
Arcângelo Eustáquio Torres Queiroz	Saulo Alves Pereira Junior
Helvécio Miranda Magalhães Junior	Bruno Magalhães Menicucci
José Henrique Maia	Carlos Fernando da Silveira Vianna”

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“OPINION

OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in exercise of their functions under the law and the by-laws, have examined the Proposal by the Board of Directors to the Extraordinary General Meeting of Stockholders to be held on May 30, 2016, as follows:

Re-ratification of the decision of the Extraordinary General Meeting of Stockholders held on March 24, 2011, with the terms of the Put Option granted on April 11, 2011 by Companhia Energética de Minas Gerais – Cemig to Redentor Fundo de Investimento em Participações (‘FIP Redentor’) being altered as follows:

1)	to enable the put option to be effective in relation to shares in Luce Empreendimentos e Participações S.A. (‘Lepsa’) and/or in Rio Minas Energia S.A. (‘RME’), in the event that those companies receive all of the assets and liabilities arising from a total split of their controlling and sole stockholder, Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’);

2)	to postpone the date of exercise of the said put option from the last business day of the 60th (sixtieth) month following the date of subscription of the shares in Parati, until November 30, 2017, corresponding to the last business day of the 77th (seventy seventh) month;

3)	to alter the adjustment factor from 0.4279 to 0.4756, to restore the economic-financial equilibrium of the put option;

4)	to offer Units in Transmissora Aliança de Energia S.A. (Taesa) in guarantee of the obligations assumed by Cemig in the transaction, representing R$ 1,075,000,000.00 (one billion seventy five million Reais), this being the amount corresponding to the cash injection made by FIP Redentor into Parati in 2011; and

5)	to offer as a support for the guarantee Cemig’s holding of 26.06% of the total shares of Light, in guarantee of the obligations assumed by Cemig in the transaction.

After carefully analyzing the said proposal and further taking into account that the applicable rules governing the subject have been complied with, it is the opinion of the members of the Audit Board that the proposal should be approved by the said General Meetings of Stockholders.

Belo Horizonte, May 19, 2016

Signed:	Charles Carvalho Guedes	Edson Moura Soares
	Manuel Jeremias Leite Caldas	Rafael Amorim de Amorim.”

The above proposal was put to debate, and subsequently to a vote, and was approved by a majority.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to make any statement, ordered the meeting suspended for the time necessary for production of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

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